Exhibit 99.2

Execution Version

MAVERIX METALS INC.

as Borrower

and

CERTAIN OF THE BORROWER’S SUBSIDIARIES

as Guarantors

and

THE LENDERS FROM TIME TO TIME

PARTY TO THIS AGREEMENT

as Lenders

and

CANADIAN IMPERIAL BANK OF COMMERCE

in its capacity as Administrative Agent

CANADIAN IMPERIAL BANK OF COMMERCE

Sole Lead Arranger and Sole Bookrunner

US$50,000,000 CREDIT FACILITY

DATED AS OF JUNE 20, 2018

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Construction	23
1.3	Certain Rules of Interpretation	23
1.4	Terms Generally	23
1.5	Knowledge	24
1.6	Performance on Banking Days	24
1.7	Accounting Terms & Calculations	24
1.8	Change in Accounting Polices	24
1.9	Permitted Liens	25

ARTICLE 2
THE CREDIT

2.1	Amount and Availment Options	25
2.2	Reborrowing	25
2.3	Use of the Credit	26
2.4	Term and Repayment	26
2.5	Interest Rates and Fees	28
2.6	Other Fees	29
2.7	Exchange Rate Fluctuations	29

ARTICLE 3
GUARANTEES

3.1	Guarantees	30
3.2	Obligations Guaranteed by the Guarantees	30

ARTICLE 4
SECURITY

4.1	Borrower’s Security Documents	31
4.2	Guarantors’ Security Documents	32
4.3	Additional Security Documents	33

ARTICLE 5
CLOSING CONDITIONS

5.1	Conditions Precedent to Closing	33
5.2	Conditions Precedent to all Advances	36

ARTICLE 6
ADVANCES

6.1	Lenders’ Obligations Relating to L/Cs	36
6.2	Evidence of Indebtedness	37
6.3	Calculation and Other Matters Regarding Interest and Fees	37

i

6.4	Conversions, Rollovers, Renewals, Repayments and Reductions	39
6.5	Notice of Advances and Payments	40
6.6	Size and Term of Advances	41
6.7	Payment of B/As, LIBOR Advances and L/Cs	42
6.8	Co-ordination of Prime Rate, Base Rate, B/A and LIBOR Advances	42
6.9	Inability to Determine Rates Etc.	43
6.10	Execution of B/As	43
6.11	Funding of B/As	44
6.12	Other B/A Provisions	45
6.13	Issuance and Use of L/Cs	45
6.14	Reimbursement Obligation - L/Cs	46
6.15	Failure of Lender to Fund	46
6.16	Payments by the Borrower	47
6.17	Payments by Agent	48

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties	49
7.2	Survival of Representations and Warranties	54

ARTICLE 8
COVENANTS

8.1	Financial Covenants	55
8.2	Positive Covenants	55
8.3	Periodic Reports and Notices	59
8.4	Ownership of the Obligors	62
8.5	Negative Covenants	62

ARTICLE 9
EVENTS OF DEFAULT

9.1	Events of Default	65
9.2	Acceleration and Termination of Rights	68
9.3	Payment of L/Cs and B/As	69
9.4	Remedies	69
9.5	Saving	70
9.6	Perform Obligations	70
9.7	Third Parties	70
9.8	Remedies Cumulative	70
9.9	Suspension of Lenders’ Obligations	71
9.10	Set-Off or Compensation	71
9.11	Application of Payments After an Event of Default	71

ARTICLE 10
AGENCY PROVISIONS

10.1	Authorization of Agent	72
10.2	Rights as a Lender	72

10.3	Exculpatory Provisions	73
10.4	Reliance by Agent	73
10.5	Delegation of Duties	74
10.6	Direct Payments	74
10.7	Administration of the Credit	75
10.8	Rights of Agent	78
10.9	Acknowledgements, Representations and Covenants of Lenders	78
10.10	Collective Action of the Lenders	79
10.11	Successor Agent	80
10.12	No Other Duties etc.	80
10.13	Defaulting Lenders	80
10.14	Reference Lenders	81
10.15	Provisions Operative Between Lenders and Agent Only	81

ARTICLE 11
ADDITIONAL LENDERS,
SUCCESSORS AND ASSIGNS

11.1	Successors and Assigns	81
11.2	Assignments by Lenders	82
11.3	Register	83
11.4	Participations	83
11.5	Certain Pledges	84

ARTICLE 12
SUCCESSOR COMPANIES AND
ADDITIONAL OBLIGORS

12.1	Certain Requirements in Respect of Merger, Etc.	84
12.2	Vesting of Powers in Successor	86

ARTICLE 13
MISCELLANEOUS PROVISIONS

13.1	Severability, Etc.	86
13.2	Amendment, Supplement or Waiver	86
13.3	Governing Law	86
13.4	Conflicts	87
13.5	Judgment Currency	88
13.6	Liability of Lenders	88
13.7	Expenses and Indemnity	88
13.8	Taxes	89
13.9	Increased Costs etc.	91
13.10	Mitigation Obligations; Replacement of Lenders	92
13.11	Illegality	93
13.12	Notices	93
13.13	Time of the Essence	94
13.14	Term of Agreement	94
13.15	Counterparts and Facsimile	94
13.16	Waiver of Jury Trial, Consequential Damages Etc.	95

13.17	Treatment of Certain Information: Confidentiality	95
13.18	Entire Agreement	96

Schedule A	-	Lenders’ Applicable Percentages
Schedule B	-	Form of Assignment and Assumption
Schedule C	-	Compliance Certificate
Schedule 3.1(b)	-	Agreement of New Obligor
Schedule 6.5(a)	-	Notice of Advance, Payment, Rollover or Conversion
Schedule 7.1(o)	-	Location of Business
Schedule 7.1(p)	-	Material Agreements
Schedule 7.1(q)	-	Organizational Chart
Schedule 7.1(t)	-	Real Property
Schedule 7.1(y)	-	Insurance
Schedule 13.17(c)	-	Information That May Be Disclosed

CREDIT AGREEMENT dated as of June 20, 2018.

BETWEEN:

MAVERIX METALS INC.

as Borrower

- and -

CERTAIN OF THE BORROWER’S SUBSIDIARIES

as Guarantors

- and -

THE LENDERS FROM TIME TO TIME PARTY

TO THIS AGREEMENT

as Lenders

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

in its capacity as Administrative Agent

RECITALS:

WHEREAS the Borrower has requested the Lenders to provide, and the Lenders have agreed to provide, credit and banking facilities in an aggregate maximum principal amount of US$50,000,000 to the Borrower upon and subject to the terms and conditions hereinafter set forth;

AND WHEREAS the Agent has agreed to act as agent on behalf of the Lenders with regard to certain matters associated with the Credit;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and other valuable consideration, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1                                                                               Definitions

In this Agreement (and in any other Loan Document unless otherwise defined therein), unless the context otherwise requires:

“Accepting Lender Notice” is defined in Section 2.4(b).

“Accepting Lenders” means, for the purposes of Section 2.4, Lenders that accept a request to extend the Maturity Date of the Credit under Section 2.4(b).

“Acquisition” means any transaction, or any series of related transactions, consummated after the date hereof, by which any Person directly or indirectly, by means of a take-over bid, tender offer, amalgamation, reorganization, merger, purchase of assets or otherwise, whether in a single step or transaction or series of steps or transactions, (a) acquires any Property of any Person constituting all or any part of a business, unit, line, office or division, (b) acquires Equity Interests of a Person engaged in a business representing more than 50% of the ordinary voting power for the election of directors or other governing position if the business affairs of such Person are managed by a board of directors or other governing body, (c) acquires more than 50% of the Equity Interests in any Person engaged in any business that is not managed by a board of directors or other governing body, or (d) acquires de facto Control of any Person by contract or otherwise.

“Acquisition Deadline” is defined in Section 2.4(e)(i)(A).

“Acquisition Notice” is defined in Section 2.4(e)(i)(A).

“Acquisition Request Notice” is defined in Section 2.4(e)(i).

“Advance” means an availment of the Credit by the Borrower by way of Prime Rate Advance, Base Rate Advance, B/A, B/A Equivalent Loan, L/C or LIBOR Advance, including deemed advances and conversions, renewals and rollovers of existing Advances. Any reference to the amount of Advances is a reference to the sum of all outstanding Prime Rate Advances, Base Rate Advances, LIBOR Advances and B/A Equivalent Loans, the face amount of all outstanding B/As, the undrawn amount of all outstanding L/Cs and the amount of any Advance for which the Borrower has failed to provide for payment under Section 6.7.

“Advance Date” means the date, which shall be a Banking Day, of any Advance.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Agent” means CIBC in its role as administrative agent for the Lenders, and any successor administrative agent appointed in accordance with this Agreement.

“Agreement” means this Credit Agreement, including all Schedules to this Credit Agreement.

“Agreement Currency” is defined in Section 13.5.

“Applicable Law” means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, in each case whether or not having the force of law, but if not having the force of law, compliance with which is reasonable and customary by those to whom it applies.

“Applicable Percentage” means with respect to any Lender, the percentage of the total Commitments represented by such Lender’s Commitment. If the Commitments have terminated or expired, the Applicable Percentage shall be the percentage of the total outstanding Advances represented by such Lender’s outstanding Advances. Each Lender’s Applicable Percentage as of the date of this Agreement is specified on Schedule A.

“Arm’s Length” has the meaning ascribed thereto for the purposes of the Tax Act in effect as of the date hereof.

“Assignment and Assumption” means an agreement in substantially the form of Schedule B or any other form approved by the Agent.

“Authorization” means, with respect to any Person, any order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, exemption, waiver, registration or other authorization of any Governmental Authority having jurisdiction over such Person or the property and assets of such Person.

“Available Amount” is defined in Section 2.4(e)(i)(A).

“B/A” means a depository bill as defined in the Depository Bills and Notes Act (Canada) in Canadian Dollars that is in the form of an order signed by the Borrower and accepted by a Lender pursuant to this Agreement or, for Lenders not participating in clearing services contemplated in that Act, a draft or bill of exchange in Canadian Dollars that is drawn by the Borrower and accepted by a Lender pursuant to this Agreement. For this purpose, orders or drafts that become depository bills, drafts and bills of exchange are sometimes collectively referred to as “orders” in this Agreement.

“B/A Discount Proceeds” means, with respect to any B/A, an amount equal to the result of the following mathematical formula, rounded to the nearest whole cent:

where:

“A” is the B/A Discount Rate;

“B” is the number of days to maturity of such B/A; and

“C” is 365.

“B/A Discount Rate” means:

(a)                                 with respect to any Lender which is a Schedule I Lender, and in respect of a B/A being purchased by such Lender on any day, CDOR for a term which is comparable to the term of such B/A, at or about 10:00 a.m., Toronto time, on such date;

(b)                                 with respect to any Lender which is not a Schedule I Lender, and in respect of a B/A being purchased by such Lender or a B/A being issued by such Lender on any day, the lower of (i) such Lender’s bid rate for bankers’ acceptances with a term equal to the term selected by the Borrower; and (ii) the sum of CDOR, as determined pursuant to (i) above, applicable to bankers’ acceptances for a term which is comparable to the term of the applicable BA plus ten (10) basis points; and

(c)                                  notwithstanding the foregoing, the B/A Discount Rate may not be less than 0%.

“B/A Equivalent Loan” is defined in Section 6.11(c).

“B/A Fee” means the fee payable with respect to a B/A that is calculated in accordance with Section 6.3(e).

“Banking Day” means a day of the year, other than a Saturday or a Sunday, on which:

(a)                                 the Agent is open for normal banking business at its executive offices in Toronto, Canada and its principal office in Toronto, Canada;

(b)                                 with respect to Base Rate Advances, the Agent is open for normal banking business at its principal office in New York, U.S.A.; and

(c)                                  with respect to notices, determinations, payments or advances relating to LIBOR Advances, the Agent is open for normal banking business at its principal offices in New York, U.S.A. and London, England;

except that, in connection with making or repaying an Advance, if banks are open in some but not all of these locations on a particular day and the Agent determines that the closing of those banks on that day will not adversely affect completion of relevant transactions in accordance with customary banking market and trading practices, the Agent may, on reasonable notice to the Borrower and the Lenders, specify that particular day to be a Banking Day.

“Base Rate” means, on any day, the greatest of:

(a)                                 the annual rate of interest announced by the Agent on that day as its reference rate for commercial loans made by it in Canada in US Dollars;

(b)                                 the Federal Funds Effective Rate plus 0.50% per annum; and

(c)                                  LIBO Rate plus 1.00% per annum.

“Base Rate Advance” means an Advance in US Dollars bearing interest based on the Base Rate, and includes deemed Base Rate Advances.

“Basel III” means: (a) the agreements on capital requirements, leverage ratio and liquidity standards contained in “Basel III: A global regulatory framework for more resilient banks and banking systems”, “Basel III: International framework for liquidity risk measurement standards and monitoring” and “Guidance for national authorities operating the countercyclical capital buffer” published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated; and (b) any further guidance or standards published by the Basel Committee on Banking Supervision relating to “Basel III”.

“Borrower” means Maverix Metals Inc.

“Borrower’s Security Documents” is defined in Section 4.1.

“Branch of Account” means the office of the Agent at 199 Bay Street, Main Branch, Commerce Court, Toronto, Ontario M5L 1G9 or such other office of the Agent in Canada as the Agent may from time to time designate in writing to the Borrower and the Lenders.

“Canadian Dollar” and “C$” each means the lawful currency of Canada.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Collateral” means a deposit of cash or a letter of credit in a form and from an issuer satisfactory to the Required Lenders or any combination thereof.

“Cash Equivalents” means (a) securities issued or directly and fully guaranteed or insured by the government of any Permitted Jurisdictions or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (b) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any Lender or any other commercial bank incorporated in a Permitted Jurisdiction having capital and surplus in excess of C$1,000,000,000 or the Equivalent Amount thereof, (c) repurchase obligations for underlying securities of the types described in clauses (a) and (b) entered into with any financial institution meeting the qualifications specified in clause (b) above, (d) commercial paper rated by any two of Moody’s, S&P or DBRS and having been assigned a rating of at least A-1 by S&P or the equivalent thereof by Moody’s or DBRS (as applicable) and in each case maturing within one year after the date of acquisition, and (e) readily marketable direct obligations issued by any state or province of any Permitted Jurisdiction or any political subdivision thereof having one of the two highest rating categories obtainable from any two of Moody’s, S&P or DBRS with maturities of 12 months or less from the date of acquisition.

“CDOR” means, on any date, the annual rate of interest which is the rate based on an average rate applicable to Canadian Dollar bankers’ acceptances for a specified term appearing on the “Reuters Screen CDOR Page” (as defined in the International Swaps and Derivatives Association, Inc., definitions, as modified and amended from time to time) at approximately 10:00 a.m. (Toronto time), on such date, or if such date is not a Banking Day, then on the immediately preceding Banking Day, provided that if such rate does not appear on the Reuters Screen CDOR Page on such date as contemplated, then CDOR on such date shall be the rate for the term referred to above applicable to Canadian Dollar bankers’ acceptances quoted by the Agent as of 10:00 a.m. (Toronto time) on such date or, if such date is not a Banking Day, then on the immediately preceding Banking Day. CDOR shall be no less than 0%.

“CEF” means CEF Holdings Limited.

“CEF Credit Facility” means the credit facility existing pursuant to the credit agreement dated July 31, 2017 between, among others, the Borrower, as borrower, and CEF, as agent.

“CEF Repayment Date” means the date on which the CEF Credit Facility is indefeasibly repaid in full by the Borrower, the CEF Credit Facility is terminated and all related security is released and discharged by CEF.

“Change in Law” means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any Applicable Law, (b) any change in any Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority, or (c) the making or issuance of any Applicable Law by any Governmental Authority. Without limiting the generality of the foregoing, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines, requirements and directives thereunder, issued in connection therewith or in implementation thereof, and (y) all requests, rules, regulations, guidelines or directives whether concerning capital adequacy or liquidity promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed a “Change in Law” regardless of the date enacted, adopted, applied or issued.

“Change of Control” means the occurrence of any of the following: (a) the acquisition by a Person or group of Persons acting jointly or in concert of voting control or direction over 50% or more of the outstanding voting shares of the Borrower; (b) the consolidation or merger of the Borrower with or into another Person as a result of which the holders of the voting shares of the Borrower immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the Person carrying on the business of the Borrower following such transaction; (c) any Person or group of Persons acting jointly or in concert succeed in having a sufficient number of nominees elected to the board of directors such that those nominees, when added to any existing director remaining on the board of directors of the Borrower who is a nominee of such Person, will constitute a majority of the board of directors of the Borrower; or (d) the sale, assignment, transfer or other disposition of all or substantially all of the consolidated assets of the Borrower to another Person in which the holders of the voting shares of the Borrower immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other Person following such transaction, in each case other than where such change is caused by either of (i) Pan American Silver Corp. or (ii) Gold Fields Netherlands Services BV, Gold Fields Limited and certain of their Affiliates acquiring voting control or direction over 50% or more of the outstanding voting shares of the Borrower through: (A) the exercise of the warrants they hold in the Borrower as of the date hereof; (B) the exercise of the anti-dilution rights in any shareholder agreement with the Borrower in existence on the date hereof; or (C) the participation in a marketed equity financing of the Borrower.

“CIBC” means Canadian Imperial Bank of Commerce, a bank listed on Schedule I of the Bank Act (Canada).

“Claims” is defined in Section 7.1(i).

“Closing Date” means the date upon which the conditions set forth in Sections 5.1 and 5.2 for the initial Advance of the Credit shall have been satisfied or waived in writing by the Lenders.

“Commitment” means, in respect of each Lender from time to time, the agreement to make Advances to the Borrower in the Lender’s Applicable Percentage of the maximum amount of the Credit and, where the context requires, the maximum amount of Advances which the Lender has agreed to make.

“Compliance Certificate” means a certificate in the form of Schedule C.

“Constating Documents” means, with respect to any Person, its articles and/or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, charter, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person’s Equity Interests, all as in effect from time to time.

“Contract” means any agreement, contract, indenture, lease, deed of trust, deed, indenture, licence, option, undertaking, promise or any other commitment or obligation, whether oral or written, expressed or implied.

“Contributing Lenders” and “Contributing Lender” are defined in Section 6.15(b).

“Control”, and its derivatives, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise.

“Credit” is defined in Section 2.1(a).

“DBRS” means DBRS Limited or any successor by merger or consolidation to its business.

“Debt” means, as to any Person and without duplication:

(a)                                 indebtedness created, issued or incurred by such Person for borrowed money (whether by way of loan or the issuance and sale of debt securities or the prepaid sale of Property and whether current, short term or long term and whether payable in cash or other Property) and premiums (if any) and capitalized interest (if any) in respect thereof;

(b)                                 obligations of such Person for the deferred purchase price of property or services represented by a note or other evidence of indebtedness (other than trade payables and other current liabilities incurred in the Ordinary Course);

(c)                                  indebtedness of such Person which is evidence by a note, debenture, prepaid or similar instrument;

(d)                                 reimbursement obligations of such Person in respect of any letter of credit, bank guarantee or surety bond;

(e)                                  Capital Lease Obligations;

(f)                                   all liabilities upon which interest charges are customarily paid by that Person, other than liabilities for Taxes;

(g)                                  the negative or “out of the money” mark to market value of any liabilities due and owing in respect of any Derivative and other similar off balance sheet liabilities after giving effect to any netting arrangements permitted under the applicable Derivative;

(h)                                 all Debt Guaranteed; and

(i)                                     any Equity Interest of that Person (or of any Subsidiary of that Person that is not held by that Person or by a Subsidiary of that Person that is wholly owned, directly or indirectly) which Equity Interest, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or before, or within one year after, the Maturity Date as extended from time to time, for cash or securities constituting Debt.

“Debt Guaranteed” by any Person means all Debt of the kinds referred to in the definition of Debt which is, directly or indirectly, guaranteed (except by way of endorsement of a negotiable instrument made in the ordinary course of such Person’s business) by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which such Person has otherwise assured a creditor against loss.

“Declining Lenders” means, for the purposes of Section 2.4, Lenders that decline a request to extend the Maturity Date under Section 2.4(b) or do not respond to the request within the time periods referred to in Section 2.4 (for which they shall have no liability) and are thereby deemed to have declined the request.

“deemed interest period” is defined in Section 6.3(b).

“Default” means any event or condition that constitutes an Event of Default or that would constitute an Event of Default with the giving of any notice, passage of time, or both.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of the Advances or perform its obligations under Section 6.1 within three Banking Days of the date it is required to do so, unless the failure has been cured, (b) has otherwise failed to pay over to the Agent or any other Lender any other amount required to be paid by it under this Agreement within three Banking Days of when due, unless the payment is the subject of a good faith dispute or unless the failure has been cured, (c) has been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or pay its debts as they generally become due, (d) is the subject of a bankruptcy or insolvency proceeding, or (e) is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business.

“Demand” is defined in Section 6.14.

“Derivative” means (a) any transaction now existing or hereafter entered into (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, weather index transaction or forward purchase or sale of a security, commodity or other financial instrument or interest (including any option with respect to any of these transactions) or (ii) a transaction that is similar to any transaction referred to in clause (i) above that is currently, or in the future becomes, recurrently entered into in the financial markets (including terms and conditions incorporated by reference in such agreement) and which is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value, or other benchmarks against which payments or deliveries are to be made, and (b) any combination of these transactions.

“Designated Account” means, in respect of any Advance, the account or accounts maintained by the Borrower at a branch of the Agent in Canada that the Borrower designates in its notice requesting an Advance.

“Desired Acquisition Amount” is defined in Section 2.4(e)(i)(A).

“Disposition” means, with respect to any asset of any Person, any direct or indirect sale, lease (where such Person is the lessor of such asset), assignment, cession,

transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such asset, including by means of a Securitization Transaction, or any reorganization, consolidation, amalgamation or merger of such Person pursuant to which such asset becomes the property of any other Person, and “Dispose” and “Disposed” have meanings correlative thereto.

“Distribution” means, with respect to any Person, any cash payment by such Person: (a) of any dividends on any of its Equity Interests; (b) on account of, or for the purpose of setting apart any property for a sinking or other analogous fund for, the purchase, redemption, retirement or other acquisition of any of its Equity Interests or any warrants, options or rights to acquire any such Equity Interests, or the making by such Person of any other distribution in respect of any of its Equity Interests; (c) of any principal of or interest or premium on any Debt of such Person to a holder of Equity Interests of such Person where such Debt is primarily held by holders of Equity Interests of such Person excluding Debt issued on an Arm’s Length basis and on a widely held basis, or (d) of any management, consulting or similar fee or any bonus payment or comparable payment, or by way of cash gift or other cash gratuity, to any Affiliate of such Person or to any director or officer thereof (excluding customary director and officer compensation).

“EBITDA” means, for any period and without duplication, the consolidated net income of the Borrower for such period (a) increased by the sum of, without duplication, (i) Interest Expenses for such period, (ii) the Borrower’s consolidated income tax expenses for such period, (iii) the Borrower’s consolidated depletion, depreciation and other like expenses in respect of fixed assets and amortization of goodwill and intangible assets for such period, (iv) the Borrower’s consolidated losses incurred in connection with any Disposition (provided such Disposition was not made in the Ordinary Course) during such period permitted under the terms of this Agreement, (v) the Borrower’s consolidated extraordinary or non-recurring losses and unrealized losses for such period, and (vi) the Borrower’s other consolidated non-cash expenses and losses incurred during such period, including non-cash stock expenses relating to stock-based compensation; and (b) decreased by the sum of: (i) the Borrower’s consolidated gains realized in connection with any Disposition (provided such Disposition was not made in the Ordinary Course) during such period, (ii) the Borrower’s consolidated interest received or receivable in respect of such period, and (iii) the Borrower’s consolidated extraordinary or non-recurring gains and unrealized gains for such period; provided that such amounts shall only increase or decrease the net income of the Borrower for such period in accordance with this definition if such amount was included in the calculation of consolidated net income.

“Eligible Assignee” means any Person other than: (a) a natural person, (b) a Maverix Group Member, or (c) any Affiliate of a Maverix Group Member.

“Employee Plan” means a Pension Plan, a Welfare Plan or both.

“Equity Interests” means, with respect to any Person, any and all present and future shares, units, trust units, partnership or other interests, participations or other equivalent rights in the Person’s equity or capital, however designated and whether voting or non-voting and any and all rights, warrants, options or other rights (including, for certainty, convertible notes, convertible debentures or other convertible debt) exchangeable or convertible into any of the foregoing.

“Equivalent Amount” means, with respect to an amount in one currency, the amount in another currency that could be purchased by the amount in the first currency determined by reference to the Exchange Rate at the time of determination.

“Event of Default” is defined in Section 9.1.

“Exchange Rate” means, with respect to any two currencies, the amount obtained in one such currency (“first currency”) when an amount in the other currency is converted into the first currency using the Bank of Canada closing rate on the previous Banking Day for the conversion of the applicable amount of the other currency into the first currency with respect to which such computation is required for the purpose of this Agreement provided that if no such rate is quoted, using the spot rate of exchange quoted for wholesale transactions by the Agent in Toronto, Ontario in accordance with its normal practice.

“Excluded Swap Obligations” means, with respect to any Subsidiary of the Borrower that is or becomes a Guarantor, to the extent such Subsidiary or the transactions are subject to the Commodity Exchange Act of the United States, any obligation (a “swap obligation”) to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act of the United States, if, and to the extent that, the performance by any such Person of such swap obligation, including all or a portion of the Guarantee of any such Person of, or the grant by any such Person of a Lien to secure, such swap obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act of the United States by virtue of such Person’s failure for any reason to be an “eligible contract participant” as defined in the Commodity Exchange Act of the United States.

“Excluded Taxes” means, with respect to the Agent, any Lender, the Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder, (a) taxes imposed on or measured by its taxable income or taxable capital, and franchise taxes imposed on it (in lieu of net income taxes), by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or in which its principal office is located or, in the case of any Lender, in which its applicable Lending Office is located, (b) any branch profits taxes or any similar tax imposed by any jurisdiction in which the Lender is located and (c) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 13.10, (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing, or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding tax shall be an Indemnified Tax), to the extent any withholding tax that is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender because: (x) of such Foreign Lender’s failure or inability (other than as a result of a Change in Law) to comply with Section 13.8(e), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from an Obligor with respect to such withholding tax pursuant to

Section 13.8(e); or (y) such Foreign Lender does not deal at arm’s length (as such term is understood for purposes of the Tax Act) with any Obligor or is a “specified shareholder” (as defined in the Tax Act) of any Obligor.

“Federal Funds Effective Rate” means, for any period, a fluctuating interest rate per annum equal, for each day during the period, to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers as published for the day (or, if the day is not a Banking Day, for the first preceding Banking Day) by the Federal Reserve Bank of New York or, for any day on which that rate is not published for that day by the Federal Reserve Bank of New York, the average of the quotations for that day for such transactions received by the Agent from three Federal Funds brokers of recognized standing, in each case calculated on the basis of a 360-day year for the actual number of days elapsed.

“Fee Letter” means the fee letter agreement dated May 23, 2018 which provides that the agency fee is payable by the Borrower to the Agent and that the L/C fronting fees are payable by the Borrower to the Issuing Bank.

“Fiscal Quarter” means each successive three-month period of the Borrower’s Fiscal Year ending on or about March 31, June 30, September 30 and December 31.

“Fiscal Year” means a twelve-month period ending on December 31 of any year, as such date may be changed with the consent of the Required Lenders.

“Foreign Lender” means any Lender that is not organized under the laws of the Canada for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in Canada for tax purposes by application of the laws of Canada.

“Freely Transferrable Material Agreement” means a Material Agreement: (a) over which a Lien may be granted to the Agent pursuant to the Security Documents; and (b) that may be assigned to the Agent or any other Person in connection with an enforcement of the Security Documents, in each case pursuant to its terms without the consent of the counterparty thereto and without any further action by the assignee other than the giving of notice or the entry into of a customary assumption agreement or both. For the avoidance of doubt, a Material Agreement that contains no restrictions on transferability is a Freely Transferrable Material Agreement.

“GAAP” means generally accepted accounting principles as set out in the CPA Canada Handbook — Accounting, as applicable, in effect from time to time, applied on a consistent basis.

“Governmental Authority” means the government of Canada or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, ministry, instrumentality, regulatory body, board, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

“Guarantees” means the guarantees given by the Guarantors from time to time as described in Section 3.1.

“Guarantors” means each present and future Material Subsidiary of the Borrower. The restrictions contained in the Loan Documents shall apply to each Material Subsidiary as if it were an Obligor notwithstanding that it may not yet have become a Party to this Agreement in accordance with Section 3.1(b).

“Guarantors’ Security Documents” is defined in Section 4.2.

“Hazardous Materials” means any pollutant, contaminant or hazardous, deleterious, toxic or, dangerous waste, substance or material, as defined in or regulated by any Applicable Law or Governmental Authority from time to time, including friable asbestos and poly chlorinated biphenyls or any tailings, residual materials, waste, substance or other material which does or may cause harm or adverse effect to human health or the environment.

“Impacted Lender” means any Lender that (a) the Agent or the Issuing Bank believes in good faith has defaulted in fulfilling its obligations under one or more other syndicated credit facilities or (b) that is Controlled by a Person that has been determined by a Governmental Authority to be insolvent, is unable to meet its obligations or pay its debts as they generally become due or is the subject of a bankruptcy or insolvency proceeding.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Indemnitee” is defined in Section 13.7(b).

“Intellectual Property” means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae, customer lists, data bases, documentation, registrations and franchises relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) computer software and programs (both source code and object code form), all proprietary rights in the computer software and programs and all documentation and other materials related to the computer software and programs; (h) any other intellectual property and industrial property; and (i) all additions and improvements to the foregoing.

“Interbank Reference Rate” means, in respect of any currency, the interest rate expressed as a percentage per annum which is determined by the Agent at any time in accordance with banking industry rules on interbank compensation for use when calculating interest due by it or owing to it arising from correction of errors in transactions in that currency between it and other banks.

“Intercompany Debt” means Debt owing by one Obligor to another Obligor that is either unsecured or that is the subject of an Intercreditor Agreement in form and substance satisfactory to the Agent.

“Intercreditor Agreement” means any agreement that may be entered into from time to time to provide for the subordination, ranking or priority of any other Debt in relation to the Obligations or the Other Secured Obligations.

“Interest Coverage Ratio” means, at any time, the ratio of (a) EBITDA for the four most recently completed Fiscal Quarters, to (b) cash Interest Expense paid in the four most recently completed Fiscal Quarters.

“Interest Expense” means, for any period, the Borrower’s consolidated interest expense, plus, to the extent not included in such total consolidated interest expense, and to the extent incurred by the Borrower or its Subsidiaries, (a) interest expense attributable to Capital Lease Obligations, (b) amortization of debt discount, (c) capitalized interest, (d) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (e) net costs associated with Derivatives relating to interest rates (including amortization of fees), and (f) interest actually paid by a Maverix Group Member on any Debt of any other Person.

“Interest Payment Date” means (in connection with Prime Rate Advances and Base Rate Advances) the first Banking Day of each calendar month.

“Investment” in any Person means any direct or indirect (a) acquisition of any Equity Interest of such Person, or (b) loan or advance made to such Person. In determining the amount of any Investment involving a transfer of any Property other than cash, such Property shall be valued at its fair market value at the time of such transfer. For greater certainty an Acquisition shall not be treated as an Investment.

“Issuing Bank” means, for the time being, CIBC. If CIBC ceases to be the Issuing Bank, a successor shall be agreed to by the Borrower and the Required Lenders, acting reasonably.

“L/C” or “Letter of Credit” means a financial standby letter of credit, letter of guarantee or commercial letter of credit denominated in Canadian Dollars or US Dollars in a form satisfactory to the Issuing Bank, issued by the Issuing Bank at the request of the Borrower in favour of a third Person to secure the payment of an obligation of an Obligor to the third Person.

“L/C Fees” means, with respect to an L/C, the amount calculated by multiplying (a) the face amount of that L/C by the rate for calculation of the L/C Fee specified in Section 2.5(a), by (b) a fraction, the numerator of which is the duration of the term of that L/C and the denominator of which is the number of days in the calendar year in question.

“Lenders” means each of the Persons listed on Schedule A and other lenders that from time to time become Lenders in accordance with Article 11, including the Issuing Bank, and “Lender” means any one of them. Notwithstanding the foregoing, references in this Agreement to the Lenders in the context of the Agent holding Guarantees or any Lien for the benefit or on behalf of the Lenders shall be interpreted as including Affiliates of Lenders who may hold Other Secured Obligations from time to time.

“Lending Office” means, as to any Lender, the office or offices from which it makes Advances and receives payments pursuant to this Agreement from time to time.

“Leverage Ratio” means, at any time, the ratio of: (a) the total consolidated Debt of the Borrower as at the last day of its most recently completed Fiscal Quarter, to (b) EBITDA for the four most recently completed Fiscal Quarters.

“LIBO Rate” means with respect to a LIBOR Advance during the relevant Interest Period and with respect to the definition of Base Rate:

(a)                                 the rate of interest per annum (expressed on the basis of a 360-day year except for a LIBOR Advance in Sterling which shall be expressed on the basis of a 365-day year) determined by the Agent by reference to the rate quoted on the Reuters LIBOR01 page which displays or publishes the ICE Benchmark Administration Interest Settlement Rate (the “ICE Benchmark Rate”) (or any successor source from time to time) as of 11:00 a.m. (London, England time) two Banking Days before the first day of such Interest Period for the currency of such LIBO Rate Advance for a period comparable to such Interest Period, and if different rates are quoted for deposits in varying amounts, in the amount which is closest to such LIBOR Advance; or

(b)                                 if for any reason the ICE Benchmark Rate is not available in respect of the relevant Interest Period, “LIBO Rate” for such LIBOR Advance during the relevant Interest Period shall mean the annual rate of interest (expressed on the basis of a year of 360 days or on the basis of a year of 365 days for a LIBOR Advance denominated in Sterling) determined by the Agent as being the rate of interest at which the Agent, in accordance with its normal practices, would be prepared to offer to leading banks in the London Interbank Offer Rate market for delivery on the first day of the relative Interest Period for a period equal to such Interest Period based on the number of days comprised therein, deposits in the currency of such LIBOR Advance of amounts comparable to such LIBOR Advance to be outstanding under this Agreement during such Interest Period, at or about 11:00 a.m. (London, England time);

it being understood, for greater certainty, that if the LIBO Rate as determined as hereinabove contemplated is less than zero, it shall be deemed to be zero.

“LIBOR Advance” means an Advance in US Dollars bearing interest based on the LIBO Rate and includes deemed LIBOR Advances provided for in this Agreement.

“LIBOR Period” means the period selected by the Borrower for a LIBOR Advance or the period deemed to be applicable to the LIBOR Advance provided for in this Agreement.

“Lien” means, with respect to any Property, any hypothec, mortgage, prior claim, privilege, lien, pledge, charge, security interest, encumbrance or royalty of any kind in respect of such Property. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any Property that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such Property.

“Loan Documents” means this Agreement, the Guarantees, the Security Documents, any Intercreditor Agreement, the Fee Letter and all other documents relating to the Credit.

“Material Adverse Change” means any event, fact or circumstance or series of events, facts or circumstances affecting the condition, properties, business or results of operations of the Maverix Group, taken as a whole, that either individually or in the aggregate materially adversely affects or could materially adversely affect: (a) the business, affairs, property, liabilities or financial condition of the Maverix Group taken as a whole; (b) the ability of the Obligors, taken as a whole, to observe, perform or comply with their respective obligations under any of the Loan Documents, in each case in accordance with the respective terms thereof; or (c) the rights and remedies of, as applicable, the Agent or any of the Lenders under, or the enforceability of, any of the Loan Documents.

“Material Agreements” means any and all present and future royalty agreements, long term metals purchase agreements, streaming agreements and similar Contracts that are executed from time to time by or on behalf of or otherwise made or issued in favour of the Borrower or any Material Subsidiary that: (a) as at the end of the most recently completed Fiscal Quarter at the time the determination is to be made accounted for 5% or more of the Borrower’s consolidated assets or consolidated revenue; or (b) contains terms and conditions which, upon breach, termination, non-renewal or non-performance, would result in or could reasonably be expected to result in a Material Adverse Change.

“Material Subsidiary” means any direct or indirect Subsidiary of the Borrower: (a) the total assets of which exceed 10% of the consolidated assets of the Borrower or the total revenue of which exceeds 10% of the consolidated revenue of the Borrower; (b) that is acquired after the date hereof at a cost (whether in cash or in kind) to the Borrower (or Subsidiary of the Borrower) of US$10,000,000 or more; or (c) that holds any Equity Interests of a Material Subsidiary; provided that the aggregate of all Subsidiaries of the Borrower that are not Material Subsidiaries may not, at any time, exceed 15% of the consolidated assets or consolidated revenue of the Borrower.

“Maturity Date” means June 20, 2021 or such later date as may be agreed in accordance with the terms of this Agreement.

“Maverix Group” means, collectively, the Borrower and each of its Subsidiaries from time to time.

“Maverix Group Member” means any member of the Maverix Group.

“Minimum Tangible Net Worth” means, at any time, an amount equal to the sum of: (a) 75% of the Tangible Net Worth as at March 31, 2018, as evidenced in the Compliance Certificate delivered on or about the Closing Date; plus (b) an amount equal to 50% of the Borrower’s consolidated net income calculated on a cumulative basis from and after March 31, 2018 until the most recently completed Fiscal Quarter at such time. In calculating the Borrower’s cumulative consolidated net income for the purposes of this definition, no deduction shall be made in respect of consolidated net income for any Fiscal Quarter which is less than nil.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“New Lenders” means one or more other financial institutions that are identified by the Borrower (with the assistance of the Agent, if requested) and that are acceptable to the Accepting Lenders, acting reasonably.

“Non B/A Lender” is defined in Section 6.11(c).

“Non-Funding Lender” is defined in Section 6.15(b).

“Obligations” means, with respect to any Obligor, all of its present and future indebtedness, liabilities and obligations of any and every kind, nature or description whatsoever (whether direct or indirect, joint or several or joint and several, absolute or contingent, matured or unmatured, in any currency and whether as principal debtor, guarantor, surety or otherwise, including without limitation any interest that accrues thereon after or would accrue thereon but for the commencement of any case, proceeding or other action, whether voluntary or involuntary, relating to the bankruptcy, insolvency or reorganization whether or not allowed or allowable as a claim in any such case, proceeding or other action) to each of the Agent, the Lenders (and their Affiliates), and any of them under, in connection with, relating to or with respect to each of the Loan Documents and any and all Derivatives and all agreements relating to VISA, MasterCard and other charge cards issued by any Lender, and any unpaid balance thereof.

“Obligors” means, collectively, the Borrower and the Guarantors.

“Ordinary Course” means, with respect to an action taken by a Person, that the action is consistent with the past practices of the Person and is taken in the usual course of the normal day-to-day operations of the Person.

“Other Secured Obligations” is defined in Section 3.2(a)(ii).

“Other Taxes” means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Participant” is defined in Section 11.4(a).

“Parties” means, collectively, the Borrower, the other Obligors, the Lenders and the Agent.

“Pension Plan” means (a) a “pension plan” or “plan” within the meaning of the applicable pension benefits legislation in any jurisdiction of Canada, that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of any Obligor, or (b) any other pension benefit plan or similar arrangement applicable to employees and former employees of any Obligor, except a Welfare Plan or a Statutory Plan.

“Permitted Acquisitions” means any Acquisition:

(a)                                 that is of a Person carrying on business in, or Property related to, the mining sector;

(b)                                 for which the Borrower has provided to the Lenders a certificate demonstrating that after giving effect to such Acquisition, the Borrower will be in compliance with the financial covenants in Section 8.1;

(c)                                  that does not result in a Change of Control;

(d)                                 that, if applicable, complies with Section 12.1;

(e)                                  that is not a hostile or unsolicited take-over bid; and

(f)                                   that is of Property located in, or a Person whose Property is located or shares were issued in, any country other than: (i) any country that is then under sanction by any of Canada, the United States, the European Union or the United Kingdom; or (ii) Venezuela, Ecuador, Bolivia, Iran, Iraq, Syria, Libya, Yemen, Somalia, Tajikistan, Turkmenistan, Russia, Sudan, South Sudan, North Korea, Pakistan, Afghanistan, Myanmar, Uzbekistan, Haiti, Equatorial Guinea, Burundi, Democratic Republic of the Congo, Chad, Nigeria and Angola.

“Permitted Debt” means:

(a)                                 the Obligations;

(b)                                 the Other Secured Obligations to the extent they constitute Debt;

(c)                                  prior to August 17, 2018 only, the CEF Credit Facility, provided that the sum of the aggregate principal amount outstanding thereunder and the aggregate principal amount of the outstanding Obligations may not at any time exceed US$50,000,000;

(d)                                 Intercompany Debt;

(e)                                  corporate credit cards that are not Obligations or Other Secured Obligations with an aggregate maximum credit limit of US$400,000;

(f)                                   unsecured Debt of the Borrower in respect of Derivatives incurred in compliance with Section 8.5(c);

(g)                                  (i) Capital Lease Obligations and Debt secured by Purchase Money Obligations in respect of the Borrower’s office lease or incurred in connection with the leasing or financing in the Ordinary Course of office furniture and equipment, including without limitation, photocopiers, telephones and computer equipment, and (ii) Capital Lease Obligations and Debt secured by Purchase Money Obligations which do not exceed at any time the aggregate of US$500,000 or its Equivalent Amount in another currency;

(h)                                 Debt of a Subsidiary of the Borrower Acquired after the Closing Date in an Acquisition permitted by this Agreement and Debt assumed in connection with the Acquisition of Property permitted by this Agreement, which Debt in each case exists at the time of such Acquisition and is not created in contemplation of such Acquisition; provided that: (i) no Default or Event of Default shall have occurred and be continuing or would result therefrom; and (ii) immediately after giving effect to such Acquisition, the assumption and incurrence of any such Debt and related transactions, the Borrower shall be in compliance with the financial covenants set forth in Section 8.1 on a pro forma basis; and

(i)                                     other unsecured Debt up to an aggregate maximum amount not exceeding US$5,000,000 or its Equivalent Amount in another currency.

“Permitted Distributions” means:

(a)                                 any Distribution paid by an Obligor (other than the Borrower) or a Subsidiary of an Obligor to another Obligor; and

(b)                                 provided that (i) the Borrower is in compliance with the financial covenants set out in Section 8.1 and will continue to be in compliance with such financial covenants after giving effect to such Distribution and (ii) no Default or Event of Default exists or would result from such Distribution, any Distribution by the Borrower to holders of its Equity Interests.

“Permitted Investments” means:

(a)                                 cash and Cash Equivalents;

(b)                                 an Investment in publicly-traded Equity Interests of an issuer that is a mining company as part of a stream or royalty acquisition that is otherwise permitted by the Loan Documents, provided that: (i) the applicable Maverix Group Member holds less than 20% of the outstanding voting securities of any class of the issuer and is not otherwise a “control person” of the issuer within the meaning of applicable securities legislation; and (ii) control agreements reasonably satisfactory to the Agent are entered into between the securities intermediary and the Agent in respect of such Equity Interests; and

(c)                                  an Investment in the Equity Interests or Debt of any mining company, provided that the aggregate of all Investments made in reliance on this paragraph (c) shall not exceed the sum of: (i) US$5,000,000 (or its Equivalent Amount in another currency); and (ii) the initial acquisition cost of any Equity Interest acquired in reliance on this paragraph (c) that was subsequently Disposed of by the applicable Maverix Group Member.

“Permitted Jurisdictions” means Canada, the United States of America, Australia, the United Kingdom, Switzerland, France and Germany and their respective territories.

“Permitted Liens” means:

(a)                                 Liens granted pursuant to the Security Documents;

(b)                                 Liens granted to secure Capital Lease Obligations and Debt secured by Purchase Money Obligations as contemplated in paragraph (g) of the definition of Permitted Debt;

(c)                                  Liens granted in connection with the corporate credit cards contemplated in paragraph (e) of the definition of Permitted Debt;

(d)                                 prior to the CEF Repayment Date only, Liens securing the CEF Credit Facility that rank pari passu with the Liens securing the Obligations;

(e)                                  Liens granted to secure Permitted Debt only and as permitted pursuant to an Intercreditor Agreement;

(f)                                   Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrower in accordance with GAAP, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Obligor;

(g)                                  statutory Liens incurred or pledges or deposits made under worker’s compensation, employment insurance and other social security legislation;

(h)                                 undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(i)                                     Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;

(j)                                    Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

(k)                                 Liens consented to by the Required Lenders; and

(l)                                     any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Debt or additional Property (other than a substitution of like Property).

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Prime Rate” means, on any day, the greater of:

(a)                                 the annual rate of interest established by the Agent as its reference rate for that day for commercial loans made by it in Canada in Canadian Dollars; and

(b)                                 the average rate for 30 day Canadian Dollar bankers’ acceptances that appears on the Reuters Screen CDOR Page at 10:00 a.m. Toronto time on that day, plus 1.00% per annum.

“Prime Rate Advance” means an Advance in Canadian Dollars bearing interest based on the Prime Rate and includes availments that are deemed to be Prime Rate Advances under this Agreement.

“Property” means, with respect to any Person, any or all of its undertaking, property and assets, whether tangible, intangible, real or personal, and includes rights under Contracts and Authorizations.

“Purchase Money Obligation” means, in respect of any Person, any Lien charging property acquired by such Person, which is granted or assumed by such Person, reserved by the transferor or which arises by operation of Applicable Law in favour of the transferor concurrently with and for the purpose of the acquisition of such property, in each case where: (a) the principal amount secured by such security interest is not in excess of the cost to such Person of the property acquired and costs associated with such acquisition; and (b) such security interest extends only to the property acquired and the proceeds therefrom.

“Reference Lender” means a Lender that is a Schedule I Lender and that has been designated as or deemed to be a Reference Lender pursuant to Section 10.14.

“Register” is defined in Section 11.3.

“Related Parties” means, with respect to any Person, such Person’s Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person’s Affiliates.

“Representatives” means, with respect to any Party, its Affiliates and, if applicable, its and their respective directors, officers, employees, agents and other representatives and advisors.

“Required Lenders” means Lenders holding, in the aggregate, a minimum of 66 2/3% of the Commitments.

“S&P” means Standard & Poor’s Rating Services or any successor by merger or consolidation to its business.

“Schedule I Lender” means a bank which is chartered under the Bank Act (Canada) and named in Schedule I thereto.

“Securitization Transaction” means, in respect of any Person, any transaction providing for the sale, securitization or other asset-backed financing of: (a) receivables of or owing to such Person or (b) any other assets of such Person.

“Security Documents” means, collectively, the Borrower’s Security Documents and the Guarantors’ Security Documents.

“Standby Fee” is defined in Section 2.5(d).

“Statutory Plan” means any benefit plan that an Obligor is required by statute to participate in or contribute to in respect of any current or former employee, director, officer, shareholder, consultant or independent contractor of that Obligor, or any dependent of any of them, including the Canada Pension Plan, the Quebec Pension Plan and plans administered pursuant to applicable legislation regarding health, tax, workers’ compensation insurance and employment insurance.

“Subsidiary” of a Person means any Person directly or indirectly Controlled by the first Person.

“Successor Corporation” is defined in Section 12.1.

“Tangible Net Worth” means, at any time, the amount that would, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity, less the aggregate of the amounts that would at such time, in accordance with GAAP, be classified on the consolidated balance sheet of the Borrower as goodwill or other intangible assets (for certainty, excluding streaming and royalty agreements) and accumulated other comprehensive income.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental

Authority, including any interest, additions to tax or penalties applicable thereto, and “Tax” has a corresponding meaning.

“US Dollars” and “US$” mean the lawful currency of the United States of America.

“Welfare Plan” means any deferred compensation, bonus, share option or purchase, savings, retirement savings, retirement benefit, profit sharing, medical, health, hospitalization, insurance or any other benefit, program, agreement or arrangement, funded or unfunded, formal or informal, written or unwritten, that is applicable to any current or former employee, director, officer, shareholder, consultant or independent contractor of any Obligor, or any dependent of any of them, except a Pension Plan or a Statutory Plan.

1.2                                                                               Construction

The Loan Documents have been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Loan Documents.

1.3                                                                               Certain Rules of Interpretation

In this Agreement:

(a)                                 the division into articles and sections and the insertion of headings and a table of contents in any Loan Document are for convenience of reference only and shall not affect the construction or interpretation of the Loan Document;

(b)                                 unless specified otherwise or the context otherwise requires, in any Loan Document:

(i)                                     “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and

(ii)                                  all references to specific times are references to Toronto, Ontario time.

1.4                                                                               Terms Generally

The definitions of terms in any Loan Document shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document in any Loan Document (including any reference to this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications in any Loan Document), (b) any reference in any Loan Document to any Person shall be construed to include such Person’s successors and permitted assigns, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement (or the other Loan Document in which the words appear) in its entirety and not to any particular provision hereof or thereof, (d) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which the references appear, (e) any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all Property, including cash, securities, accounts and contract rights.

1.5                                                                               Knowledge

In any Loan Document, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of the Party after reviewing all relevant records and making due inquiries regarding the relevant matter.

1.6                                                                               Performance on Banking Days

If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Banking Day, the action is valid if taken on or by the next Banking Day, except that in the case of a payment in respect of a LIBOR Advance, if the next Banking Day is in a different calendar month then the payment shall be made on the preceding Banking Day.

1.7                                                                               Accounting Terms & Calculations

(a)                                 In any Loan Document, unless specified otherwise, each accounting term has the meaning assigned to it under GAAP.

(b)                                 For greater clarity and unless otherwise specifically provided herein, the consolidated financial results of the Borrower prepared in accordance with GAAP shall be used for the purposes of calculating EBITDA, Interest Expense and Tangible Net Worth (and all components thereof).

1.8                                                                               Change in Accounting Polices

Whereas the Borrower may adopt new accounting policies from time to time, whether such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this Agreement or any other Loan Document, then the Borrower, the Agent and the Lenders agree to enter into negotiations in good faith and in a timely manner in order to amend such provisions of this Agreement or such Loan Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrower’s or any of its Subsidiaries’ financial condition, financial covenants, financial covenant thresholds or terms used in this Agreement or any other Loan Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Required Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrower and the Required Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this Agreement or any other Loan Document shall be prepared and delivered without reflecting the accounting policy change.

1.9                                                                               Permitted Liens

The inclusion of reference to Permitted Liens in any Loan Document is not intended to subordinate and shall not subordinate, and shall not be interpreted as subordinating, any Lien created by any of the Security Documents to any Permitted Lien.

ARTICLE 2

THE CREDIT

2.1                                                                               Amount and Availment Options

(a)                                 Subject to the terms and conditions of this Agreement, the Lenders shall provide, severally (not jointly and not jointly and severally), a credit (the “Credit”) for the use of the Borrower in the aggregate amount of up to US$50,000,000 or the Equivalent Amount in Canadian Dollars, provided that at no time shall the sum of the aggregate principal amount of the Obligations and the aggregate principal amount outstanding under the CEF Credit Facility exceed US$50,000,000. Each Lender’s obligation shall be limited to its respective Applicable Percentage of the Credit.

(b)                                 At the option of the Borrower, all or a portion of the Credit may be used by:

(i)                                     requesting the Lenders to make Prime Rate Advances, Base Rate Advances and/or LIBOR Advances;

(ii)                                  presenting orders to the Lenders for acceptance as B/As; and/or

(iii)                               requesting that L/Cs be issued by the Issuing Bank on behalf of all the Lenders, except that the aggregate face amount of L/Cs outstanding under the Credit at any time shall not exceed (A) US$15,000,000 or the Equivalent Amount in Canadian Dollars prior to the CEF Repayment Date and (B) US$25,000,000 or the Equivalent Amount in Canadian Dollars from and after the CEF Repayment Date.

(c)                                  Subject to Section 2.7, the aggregate of all Advances shall not, at any time, exceed US$50,000,000.

2.2                                                                               Reborrowing

The Credit is a revolving credit and the principal amount of any Advance under the Credit that is repaid may be re-borrowed, if the Borrower is otherwise entitled to an Advance under the Credit.

2.3                                                                               Use of the Credit

The Credit may be used (a) to repay the CEF Credit Facility, (b) to finance working capital requirements, (c) to make Permitted Acquisitions, and (d) for general corporate requirements of the Borrower and issuance of L/Cs for such purposes, but references in this Section to the use of the Credit shall not in any way modify other provisions of this Agreement.

2.4                                                                               Term and Repayment

(a)                                                         The Credit shall be repaid in full and cancelled on or before the Maturity Date. If no Default has occurred and is continuing, the Borrower may request that the Maturity Date be extended by up to one year on each request in accordance with the procedures specified in this Section 2.4.

(b)                                                         The Borrower shall, if it wishes to extend the Maturity Date of the Credit, make a request to each Lender by written notice given to the Agent not earlier than 90 days prior to the anniversary date of this Agreement and not later than 60 days prior to the anniversary date of this Agreement. Each Lender shall provide a written response to that request to the Agent within 30 days of such request being made. Promptly thereafter, the Agent shall notify the Borrower of the response of the Lenders, and shall include the names of all Declining Lenders (such notice, the “Accepting Lender Notice”).

(c)                                                          If all of the Lenders agree to extend the Maturity Date, the Maturity Date shall be extended by 365 days from the then applicable Maturity Date.

(d)                                                         If the aggregate amount of the Commitments of the Accepting Lenders is less than 66 2/3% of the aggregate Commitments of all Lenders then in effect, the Maturity Date shall not be extended.

(e)                                                          If the aggregate amount of the Commitments of the Accepting Lenders are equal to or greater than 66 2/3% but less than 100% of the aggregate Commitments of all Lenders, unless the Borrower elects not to extend the Maturity Date by giving a further written notice to the Agent to that effect within 10 days after the Agent notifies the Borrower of the Lenders’ response, the Maturity Date shall be extended by 365 days from the then applicable Maturity Date, provided that the Borrower has, before the then applicable Maturity Date, replaced or cancelled the Commitments of all Declining Lenders in the following manner:

(i)                                     The Borrower may, at any time on or before the 10th Banking Day following the receipt of the Accepting Lender Notice, by written request to the Agent (each, an “Acquisition Request Notice”), a copy which shall be provided by the Agent to each Lender within one Banking Day of the Agent receiving same, request that the rights and obligations of the Declining Lenders be assigned in accordance with this Section 2.4 and the following shall apply:

(A)                               Any Accepting Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the

Loan Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Agent (an “Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”). Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice by the Borrower to the Agent (such deadline being herein called the “Acquisition Deadline”). If only one Accepting Lender gives an Acquisition Notice to the Agent or if more than one Accepting Lender gives an Acquisition Notice to the Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Accepting Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Loan Documents. If more than one Accepting Lender gives an Acquisition Notice to the Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Accepting Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Loan Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Accepting Lender.

(B)                               Promptly following the Acquisition Deadline, the Agent shall give to the Borrower and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Accepting Lender. Each of such acquisitions shall be completed on the date which is five Banking Days following the Acquisition Deadline, in accordance with the procedures set out in Section 11.2.

(C)                               If the Available Amount is not completely acquired by the Accepting Lenders, the Borrower may locate New Lenders to acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Loan Documents on the date which is 20 Banking Days following the Acquisition Deadline, in accordance with the procedures set out in Section 11.2.

(D)                               Any outstanding Commitment of the Declining Lenders which is not acquired by Accepting Lenders or New Lenders under Sections 2.4(e)(i)(B) or 2.4(e)(i)(C) shall be repaid by the Borrower, and the Commitments of the Declining Lenders not so acquired shall be cancelled on the then applicable Maturity Date and the amount of the Credit shall thereupon be reduced by the aggregate of the Commitments so cancelled, if any.

2.5                                                                               Interest Rates and Fees

(a)                                                         Interest rates on Prime Rate Advances, Base Rate Advances, B/A Equivalent Loans and LIBOR Advances and the rates for calculation of B/A Fees and L/C Fees shall be determined and adjusted based on the Leverage Ratio as follows:

	LIBOR Advances, L/Cs	Prime Rate and Base
Leverage Ratio	and B/As	Rate Advances	Standby Fee

Greater than or equal to 3.00 to 1	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]

Greater than or equal to 2.00 to 1 but less than 3.00 to 1	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]

Greater than or equal to 1.00 to 1 but less than 2.00 to 1	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]

Less than 1.00 to 1	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]	[Redacted — Commercially sensitive information]

All figures in the table represent per cent per annum. Each of the amounts specified above, other than the Standby Fees, shall be increased by 2% per annum if a Default has occurred and is continuing. If a Default is disclosed by a Compliance Certificate, any increase shall be applied beginning as of the end of the fiscal period to which such Compliance Certificate relates.

(b)                                                         Interest shall accrue and be payable on Prime Rate Advances and Base Rate Advances at the Prime Rate or the Base Rate, respectively, plus the relevant figure shown under “Prime Rate and Base Rate Advances” in the table in Section 2.5(a). Interest shall accrue and be payable on LIBOR Advances at the LIBO Rate plus the relevant figure shown under “LIBOR Advances, L/Cs and B/As” in that table. The rate for calculation of B/A Fees and LC Fees shall be the relevant figure shown under “LIBOR Advances, L/Cs and B/As” in that table.

(c)                                                          The Borrower shall pay interest and fees at the applicable rate specified in Section 2.5(a) to the Agent at the Branch of Account on Advances outstanding from time to time, except that the B/A Fee for any B/A shall be paid by each Lender deducting the B/A Fee from the proceeds of the B/A remitted to the Agent pursuant to Section 6.8(c). The Borrower shall pay interest on Prime Rate Advances and Base Rate Advances on each Interest Payment Date. The Borrower shall pay interest on each LIBOR Advance on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three months, every three months after the date of the relevant LIBOR Advance. The Borrower shall pay L/C Fees quarterly in arrears on the first Banking Day following each Fiscal Quarter.

(d)                                                         The Borrower shall pay a standby fee (the “Standby Fee”) on the daily unadvanced portions of the Credit at a rate that shall be adjusted based on the Leverage Ratio and that shall be as specified under “Standby Fee” in the table in Section 2.5(a). The Standby Fee shall be calculated daily beginning on the date hereof and shall be payable quarterly in arrears on the first Banking Day following each Fiscal Quarter, with the first payment to be made on July 1, 2018. On final payment of the Obligations, the Borrower shall also pay any accrued but unpaid Standby Fees.

(e)                                                          Any increase or decrease in the interest rates and fees resulting from a change in the Leverage Ratio shall be effective as of the date on which a Compliance Certificate concerning the calculation of the ratio was due, except that if a Compliance Certificate is late, the Leverage Ratio shall be deemed to be greater than 3.00 to 1 and any resulting decrease shall be effective only as of the date that a satisfactory Compliance Certificate is actually received by the Agent. Interest rates and fees shall initially be established based on the Compliance Certificate delivered under Section 5.1(c)(ii). B/A Fees paid before the effective date of an increase or decrease will not be adjusted.

(f)                                                           The Agent shall distribute interest and fees for the Credit to the Lenders based on their respective Applicable Percentages.

2.6                                                                               Other Fees

The Borrower shall, concurrently with the execution of this Agreement, pay non-refundable upfront and arrangement fees as set out in the Fee Letter. The Borrower shall also pay agency fees to the Agent and the fronting fees relating to L/Cs to the Issuing Bank, in each case in accordance with the Fee Letter.

2.7                                                                               Exchange Rate Fluctuations

If fluctuations in rates of exchange in effect between US Dollars and other relevant currencies cause the amount of Advances (expressed in US Dollars) to exceed the maximum amount of the Credit permitted in this Agreement at any time by 3% or more, the Borrower shall immediately pay the Lenders such amount as is necessary to repay the excess above the permitted maximum amount of the Credit. If the Borrower is unable to immediately do so because LIBOR Periods have not ended, B/As have not matured or L/Cs are outstanding, the Borrower shall immediately post Cash Collateral with the Agent in the amount of the excess, and that Cash Collateral shall be held as security for the Obligations until the amount of the excess is paid in full. If, on the date of any Advance (whether by rollover, conversion or otherwise), the amount of Advances (expressed in US Dollars) exceeds the maximum amount of the Credit because of fluctuations in rates of exchange, the Borrower shall immediately pay the Lenders the excess and shall not be entitled to any Advance that would result in the amount of the Credit being exceeded.

ARTICLE 3

GUARANTEES

3.1                                                                               Guarantees

(a)                                                         The Borrower shall, subject to this Section 3.1, deliver or cause the delivery of unconditional guarantees of the Obligations and the Other Secured Obligations by each of the Material Subsidiaries as of the date of this Agreement, in each case in favour of the Agent for the benefit of the Lenders. The Guarantees shall be in form and substance satisfactory to the Lenders and must be unlimited except for limits imposed under Applicable Law or the Constating Documents of the respective Guarantors. The Borrower shall use commercially reasonable efforts to amend or remove any limitation on or prohibition of guarantees in the Constating Documents of any of the Guarantors.

(b)                                                         If at any time the Borrower establishes or acquires a Material Subsidiary, or a Subsidiary that was not previously a Material Subsidiary becomes a Material Subsidiary, the Borrower shall promptly cause that Subsidiary to become an Obligor, adopt this Agreement by delivering an agreement in the form of Schedule 3.1(b) so as to be bound by all of the terms applicable to Obligors as if it had executed this Agreement as a Guarantor and deliver a Guarantee as required by Section 3.1(a) and deliver Guarantors’ Security Documents as required by Section 4.2.

3.2                                                                               Obligations Guaranteed by the Guarantees

(a)                                                         Unless otherwise agreed by the Lenders among themselves, the Guarantees (and any security that may be held from time to time by or for the benefit of the Lenders) shall support the following obligations pari passu with each other:

(i)                                     the Obligations;

(ii)                                  the present and future debts, liabilities and obligations of a Maverix Group Member to the Agent, any Lender or Affiliate of a Lender (collectively, the “Other Secured Obligations”) under or in connection with (i) cash management arrangements, (ii) other transactions not made under this Agreement if it is agreed in writing after the date of this Agreement by the Obligors and the Agent acting on the instructions of the Required Lenders that such debts, liabilities and obligations shall be guaranteed, and (iii) Derivatives that are permitted under this Agreement (other than Excluded Swap Obligations); and

(iii)                               notwithstanding that any Person ceases to be a Lender for any reason, Other Secured Obligations shall not cease to be guaranteed (and secured by any security that may be held from time to time by or for the benefit of the Lenders) without the prior written consent of the applicable former Lender or Affiliate to whom the Other Secured Obligations are owed. Notwithstanding the foregoing, Other Secured Obligations owing to a Person who has ceased to be a Lender or its Affiliates shall not include any such Other Secured Obligations incurred on or after the date such Person has ceased to be a Lender for any reason. If the Obligations have been indefeasibly paid in full and the Commitments have been cancelled, the Lenders and Affiliates shall release their interest in the Guarantees (and any such security) on receiving Cash Collateral to secure the Other Secured Obligations, in an amount satisfactory to the Lenders and Affiliates to whom Other Secured Obligations are owed.

(b)                                 Notwithstanding the rights of Lenders and Affiliates to benefit from the Guarantees in respect of the Other Secured Obligations, all decisions concerning the Guarantees (and any security that may be held from time to time by or for the benefit of the Lenders) and the enforcement thereof shall be made by the Lenders or the Required Lenders in accordance with this Agreement and no Lender or Affiliate holding Other Secured Obligations from time to time shall have any additional right to influence the Guarantees (or any such security) or their enforcement as a result of holding Other Secured Obligations as long as this Agreement remains in force. Notwithstanding the termination of this Agreement by reason of payment of the Credit, or for any other reason (but subject always to the last sentence of Section 3.2(a)(iii)), the Other Secured Obligations shall continue to be guaranteed by the Guarantees (and secured if applicable), except as to former Lenders or their Affiliates as provided in Section 3.2(a)(iii). After the termination of this Agreement, decisions concerning the Guarantees (and any such security) shall be made by the holders of Other Secured Obligations as they may determine among themselves.

ARTICLE 4

SECURITY

4.1                                                                               Borrower’s Security Documents

As security for all Advances made to it and as security for all its other liability or indebtedness, both present and future, hereunder or under any other Loan Document the Borrower shall deliver, or cause to be delivered, to the Agent, as agent for the Lenders, the following documents (collectively, the “Borrower’s Security Documents”):

(a)                                 a general security agreement on all the then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking of the Borrower, including Equity Interests of all of its Subsidiaries;

(b)                                 share pledge agreements in respect of all then present and future Equity Interests of all Material Subsidiaries in which it has a direct interest;

(c)                                  a specific assignment of certain Material Agreements, as specified by the Agent, to which the Borrower is a party;

(d)                                 an Intercreditor Agreement in respect of any secured Intercompany Debt in existence on the Closing Date;

(e)                                  subject to Section 8.2(h), consent and acknowledgement agreements from the counterparties to Material Agreements to which the Borrower is a party that, when added to the consent and acknowledgement agreements referred to in Section 4.2(d) and all Freely Transferrable Material Agreements, in the aggregate account for not less than 85% of the consolidated revenue of the Borrower for its most recently completed Fiscal Quarter;

(f)                                   subject to Section 8.2(i), blocked accounts agreements or account control agreements, as applicable, in respect of the primary operating bank account(s) maintained by the Borrower with any financial institution other than the Agent; and

(g)                                  such other documents as the Agent may now or hereafter reasonably require to give effect to, register and perfect (or better perfect) the security interests created by the documents referred to in this Section 4.1, in the jurisdiction where such charged assets are located;

in each case in form and substance satisfactory to the Agent.

4.2                                                                               Guarantors’ Security Documents

As security for all its liability and indebtedness under the Guarantees and each other Loan Document, each of the Guarantors shall deliver to the Agent, as agent for the Lenders, the following documents (collectively, the “Guarantors’ Security Documents”):

(a)                                 a general security agreement on all the then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking of such Guarantor, including Equity Interests of all of its Subsidiaries;

(b)                                 a specific assignment of certain Material Agreements, as specified by the Agent, to which such Guarantor is a party;

(c)                                  an Intercreditor Agreement in respect of any secured Intercompany Debt in existence on the Closing Date;

(d)                                 subject to Section 8.2(h), consent and acknowledgement agreements from the counterparties to Material Agreements to which such Guarantor is a party that, when added to the consent and acknowledgement agreements referred to in Section 4.1(e) and all Freely Transferrable Material Agreements, in the aggregate account for not less than 85% of the consolidated revenue of the Borrower for its most recently completed Fiscal Quarter;

(e)                                  subject to Section 8.2(i), blocked accounts agreements in respect of the primary operating bank account(s) maintained by such Guarantor with any financial institution other than the Agent; and

(f)                                   such other documents as the Agent may now or hereafter reasonably require to give effect to, register and perfect (or better perfect) the security interests created by the documents referred to in Section 4.2, in the jurisdiction where such charged assets are located,

in each case in form and substance satisfactory to the Agent.

4.3                                                                               Additional Security Documents

The Borrower and each Guarantor shall execute all such further documentation as may be reasonably necessary from time to time to permit the Agent, on behalf of the Lenders, to take, register and perfect and maintain security interests to which the Lenders are entitled pursuant to Sections 4.1 or 4.2 in any property or assets presently owned or hereafter acquired by any of them or as necessary following any restructuring or merger, amalgamation or reorganization permitted pursuant to Article 12.

ARTICLE 5

CLOSING CONDITIONS

5.1                                                                               Conditions Precedent to Closing

In addition to the conditions precedent set forth in Section 5.2, the obligation of the Lenders to make any Advance is subject to the conditions precedent set forth in this Section 5.1 being satisfied at or before June 22, 2018, unless waived by all of the Lenders. Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be, where applicable, duly executed by all parties thereto and otherwise in full force and effect and in form and substance satisfactory to the Lenders.

(a)                                 Due Diligence. The Lenders and the Agent shall have made such investigation of the assets, business and affairs of the Maverix Group and the security to be provided to the Agent under the Loan Documents as the Agent and each Lender deems appropriate (and the Borrower shall have cooperated with the Agent and the Lenders in such investigation) and the Agent and the Lenders, in their sole and individual discretion, shall be satisfied with the results thereof.

(b)                                 Other Debt and Liens. The Agent shall have received:

(i)                                     evidence that all Debt of the Obligors not constituting Permitted Debt has been paid and performed in full and that all security held in connection with that Debt has been released and discharged; and

(ii)                                  releases, discharges and postponements (in registrable form where appropriate) covering all Liens affecting any Property of each Obligor which are not Permitted Liens and all statements and acknowledgements that are required in respect of other Liens affecting the Property of the Obligors to confirm that those Liens are Permitted Liens.

(c)                                  Financial Information. The Agent shall have received:

(i)                                     Borrower’s unaudited consolidated financial statements for its Fiscal Quarter ended March 31, 2018; and

(ii)                                  a Compliance Certificate from the Borrower for the twelve months ended March 31, 2018.

(d)                                 Credit Agreement, Loan Documents and Other Documents. The Agent shall have received:

(i)                                     duly executed copies of this Agreement and the other Loan Documents, duly registered as required;

(ii)                                  an Intercreditor Agreement, duly executed by CEF and evidencing that the obligations under the CEF Credit Facility shall be secured pari passu with the Obligations;

(iii)                               (A) certificates of insurance or other evidence that the covenants and conditions of the Loan Documents concerning insurance coverage are being complied with and (B) endorsements naming the Agent, on behalf of the Lenders, as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the Property of the Obligors; and

(iv)                              the Agent and the Lenders shall have received such “know your customer” documentation as the Agent or the Lenders may reasonably request.

(e)                                  Corporate and Other Information. The Agent shall have received:

(i)                                     a certificate of each Obligor, certifying (A) as to its Constating Documents (copies of which are attached to that certificate) and such other corporate information as the Agent may reasonably require and (B) a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents;

(ii)                                  a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Obligor and for each jurisdiction where any Obligor carries on business; and

(iii)                               evidence that the execution and delivery of Loan Documents will not contravene Applicable Law governing financial assistance or other similar subjects that affect the Loan Documents.

(f)                                   Opinions. The Agent shall have received customary legal opinions of counsel to the Obligors, addressed to the Agent and the Lenders, in form and substance satisfactory to the Lenders.

(g)                                  Other Matters. The following conditions must be satisfied:

(i)                                     the Agent must have received payment of all fees payable to the Agent, the Lenders or any of them on or before the first Advance under this Agreement, and the reimbursement of all documented expenses incurred and reimbursable by the Borrower pursuant to Section 13.7 including legal fees;

(ii)                                  the representations and warranties set forth in Section 7.1 shall be true and correct in all respects on and as of the date of the first Advance, both before and after giving effect to the drawdown of such Advance and to the application of proceeds therefrom, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date) and the Borrower shall have delivered an officer’s certificate to the Agent to such effect;

(iii)                               no Default or Event of Default shall have occurred and be continuing and the Borrower shall have delivered an officer’s certificate to the Agent to such effect;

(iv)                              the Agent and Lenders’ counsel shall be satisfied that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Liens in favour of the Lenders have been made, or in the absence of such actions having been taken, provisions (satisfactory to the Agent, in its sole discretion) therefor shall have been made;

(v)                                 nothing shall have occurred (nor shall the Agent or any Lender become aware of any facts not previously known) since December 31, 2017 which the Lenders determine has had or is reasonably likely to result in a Material Adverse Change;

(vi)                              the Agent shall have received certified copies of all Material Agreements;

(vii)                           consents and approvals of any Governmental Authority to the entering into of the Loan Documents by any of the Obligors and to any of the transactions contemplated thereby, if required; and

(viii)                        the Agent shall have received such other documents as the Lenders may reasonably require.

The conditions set forth in this Section 5.1 are inserted for the sole benefit of the Lenders and may only be waived as specified in Section 10.7(c).

5.2                                                                               Conditions Precedent to all Advances

In addition to the other conditions precedent set forth in Section 5.1, the obligation of the Lenders to make any Advance is subject to the following conditions precedent:

(a)                                 the Agent has received timely notice as required under Section 6.5;

(b)                                 the representations and warranties set forth in Section 7.1 shall be deemed to have been given on the date of any Advance and shall be, mutatis mutandis, true and correct in all material respects on and as of such date, both before and after giving effect to the drawdown of such Advance and to the application of proceeds therefrom (except to the extent such representations and warranties specifically relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date); and

(c)                                  no Default or Event of Default shall have occurred and be continuing, nor shall any such event occur as a result of making such Advance or the application of proceeds therefrom.

The conditions set forth in this Section 5.2 are inserted for the sole benefit of the Lenders and may only be waived as specified in Section 10.7(b).

ARTICLE 6

ADVANCES

6.1                                                                               Lenders’ Obligations Relating to L/Cs

(a)                                                         Notwithstanding that L/Cs are issued by the Issuing Bank, it is the intention of the Parties that the ultimate credit risk and exposure of any Lender be in accordance with its overall Applicable Percentage of the Credit. Each Lender shall immediately indemnify the Issuing Bank for that Lender’s Applicable Percentage of any payment made by the Issuing Bank in respect of an L/C for which the Issuing Bank is not immediately reimbursed by the Borrower, and shall do all such things, including purchases of participations in Advances made by the Issuing Bank, as shall be required to ensure that result. Any such action on the part of the Lenders shall be binding on the Borrower. If the rating by any one or both of S&P or Moody’s of the non-credit-enhanced long-term senior debt of any Lender (other than a Lender at the date of this Agreement) is at any time less than “A” or “A2” respectively, that Lender shall, if requested by the Issuing Bank, provide Cash Collateral (in a form satisfactory to the Issuing Bank acting reasonably) to secure that Lender’s obligations with respect to L/Cs under this Section 6.1.

(b)                                                         Each Lender acknowledges and agrees that its obligations under this Section 6.1 in respect of L/Cs are absolute, unconditional and irrevocable and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any L/C, the occurrence and continuance of a Default or the reduction or termination of its Commitment, and that any payment it is required to make pursuant to its obligations shall be made without any offset, abatement, withholding or reduction whatsoever.

(c)                                                          If any Lender fails to take the actions required under this Section 6.1, the Agent may, without prejudice to the other rights of the Lenders, make such adjustments to the payments to the defaulting Lender under this Agreement as are necessary to compensate the other Lenders for the defaulting Lender’s failure.

6.2                                                                               Evidence of Indebtedness

The Agent shall maintain records concerning the Obligations and each Lender shall maintain records concerning those Advances it has made and the Issuing Bank shall maintain records concerning those L/Cs issued by it. The records maintained by the Agent, the Lenders and the Issuing Bank shall constitute prima facie evidence of the Obligations and all related details, absent manifest error. The failure of the Agent, the Issuing Bank or any Lender to correctly record any detail relating to an Advance shall not, however, adversely affect the obligation of the Borrower to pay any of the Obligations in accordance with this Agreement.

6.3                                                                               Calculation and Other Matters Regarding Interest and Fees

(a)                                                         All interest on Prime Rate Advances, Base Rate Advances and LIBOR Advances shall accrue from day to day and shall be payable in arrears, calculated on the actual number of days elapsed from and including the date of Advance or the previous date on which interest was due in accordance with Section 2.5, as the case may be, to but excluding the date on which interest is due. If interest is not paid on the date it is due, the principal amount shall continue to bear interest at the rate that is applicable to the particular type of Advance from time to time in accordance with Section 2.5(a), both before and after maturity, default and judgment, and overdue interest shall bear interest at the same rate, compounded monthly, and be payable on demand. Notwithstanding the immediately preceding sentence, upon the expiry of the LIBOR Period applicable to any LIBOR Advance, the principal amount and any overdue interest with respect to that LIBOR Advance shall bear interest calculated at the rates applicable to Base Rate Advances.

(b)                                                         Interest and fees shall be calculated on the basis of a calendar year unless otherwise specified. Interest calculated with reference to the LIBO Rate shall be calculated on the basis of a year of 360 days and the B/A Discount Rate shall be calculated on the basis of a year of 365 days. Any rate that is calculated with reference to a period (the “deemed interest period”) that is less than the actual number of days in the calendar year of calculation is, for the purposes of the Interest Act (Canada), equivalent to a rate based on a calendar year calculated by multiplying that rate of interest by the actual number of days in the calendar year of calculation and dividing by the number of days in the deemed interest period. All calculations of interest and fees under the Loan Documents shall be made on the basis of the nominal rates described in this Agreement and not on the basis of effective yearly rates or on any other basis that gives effect to the principle of deemed reinvestment. The Parties acknowledge that there is a material difference between the stated nominal rates and effective yearly rates taking into account reinvestment, and that they are capable of making the calculations required to determine effective yearly rates.

(c)                                                          THE BORROWER CONFIRMS THAT IT FULLY UNDERSTANDS AND IS ABLE TO CALCULATE THE RATE OF INTEREST APPLICABLE UNDER THE LOAN DOCUMENTS BASED ON THE METHODOLOGY FOR CALCULATING PER ANNUM RATES PROVIDED FOR IN SECTION 6.3(b). The Agent agrees that if requested in writing by the Borrower it shall calculate the nominal and effective per annum rate of interest on any Advance outstanding at any time and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of its obligations under this Agreement or any other Loan Document, nor result in any liability to the Agent or any Lender. THE BORROWER HEREBY IRREVOCABLY AGREES NOT TO PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE LOAN DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWER, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

(d)                                                         In this Section 6.3, any reference to a “calendar year” means the calendar year in which the period for which the calculation in question falls. If the period falls in two calendar years, one of which is a leap year, the calculation shall be done separately for the parts of the period that fall in each calendar year and the calculated amounts for each period shall be added.

(e)                                                          The B/A Fee for a B/A is calculated by multiplying the face amount of the B/A by the rate for calculation of the B/A Fee specified in Section 2.5, and multiplying the result by a fraction, the numerator of which is the term of the B/A and the denominator of which is 365.

(f)                                                           The L/C Fee for an L/C is calculated by multiplying the face amount of the L/C by the rate for calculation of the L/C Fee specified in Section 2.5, and multiplying the result by a fraction, the numerator of which is the number of days elapsed from and including the issuance or renewal of the L/C or the previous date on which the L/C Fee was due, as the case may be, to but excluding the date on which the L/C Fee is due or the L/C is drawn or cancelled, as the case may be, and the denominator of which is the number of days in the calendar year.

(g)                                                          The Standby Fee shall be calculated daily on the undrawn amount of the applicable Credit at the rate for calculation of the Standby Fee specified in Section 2.5, beginning on the date of this Agreement, and each payment shall cover the period from and including the date of this Agreement or the previous date on which the Standby Fee was due in accordance with Section 2.5, as the case may be, to but excluding the date on which the standby fee is due.

(h)                                                         If the Borrower fails to pay when due any amount payable under any Loan Document for which interest is not otherwise provided in this Agreement or another relevant Loan Document, the Borrower shall, on demand, pay interest on the overdue amount to the Agent from and including the due date up to but excluding the date of actual payment, both before and after demand, default or judgment, at the rate of interest determined from time to time in accordance with Section 2.5(a) that is applicable to Prime Rate Advances (if the amount is denominated in Canadian Dollars) or Base Rate Advances (if the amount is denominated in US Dollars), in each case compounded monthly.

(i)                                                             If the Borrower deposits cash as Cash Collateral pursuant to a requirement under this Agreement, the Agent or the Lender or Lenders holding the cash shall pay the Borrower interest on the cash while it continues to be held as Cash Collateral at the rate offered by the relevant Lenders from time to time for deposits in the relevant currency of comparable size and term.

(j)                                                            The Parties intend to comply with Applicable Law relating to usury. Notwithstanding any other provision of this Agreement or any other Loan Document, in no event shall any Loan Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Lenders or the Agent of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one Applicable Law applies to any Obligor, that Obligor shall not be obliged to make payment in an amount or at a rate higher than the lowest permitted amount or rate. If from any circumstance whatever, fulfilment of any provision of any Loan Document would result in exceeding the highest rate or amount permitted by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Agent or the Lenders shall ever receive anything of value as interest or deemed interest under any Loan Document that would result in exceeding the highest lawful rate or amount of interest permitted by Applicable Law, the amount that would be excessive interest shall be applied to the reduction of the principal amount of the Credit, and not to the payment of interest, or if the excessive interest exceeds the unpaid principal balance of the Credit, the amount exceeding the unpaid balance shall be refunded to the Borrower. For the purposes of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Agent shall be conclusive.

6.4                                                                               Conversions, Rollovers, Renewals, Repayments and Reductions

(a)                                                         Subject to the other terms of this Agreement, the Borrower may from time to time:

(i)                                     convert all or any part of the outstanding amount of any LIBOR Advance into a Base Rate Advance in the same principal amount, or vice versa;

(ii)                                  convert all or any part of the outstanding amount of any Advance by way of B/As into a Prime Rate Advance in the same principal amount, or vice versa;

(iii)                               rollover all or any part of the outstanding amount of any LIBOR Advance at the end of the LIBOR Period as a new LIBOR Advance or rollover all or any part of the outstanding amount of any Advance by way of B/As as a new Advance by way of B/As;

(iv)                              renew an L/C at its maturity date by extending such maturity date; and

(v)                                 in circumstances not mentioned in items (i) to (iv) immediately above, concurrently repay one Advance and obtain a different type of Advance.

(b)                                                         Subject to giving notice required by Section 6.5, the Borrower may from time to time repay Advances outstanding under the Credit without penalty, except that:

(i)                                     LIBOR Advances may not be paid or converted before the end of the applicable LIBOR Periods unless the Borrower indemnifies the relevant Lenders for any loss or expense that the Lenders incur as a result, including any breakage costs; and

(ii)                                  No B/A may be paid or converted before its maturity date. The Borrower may provide Cash Collateral to the Agent in an amount equal to the face amount of any or all outstanding B/As if the Borrower concurrently repays all corresponding B/A Equivalent Loans and Cash Collateral is provided pro rata to the Lenders that have accepted B/As.

(c)                                                          The Borrower may from time to time, by giving not less than five Banking Days’ notice to the Agent and paying all accrued and unpaid Standby Fees on the amount to be cancelled or reduced to the effective date of cancellation or reduction, irrevocably notify the Agent of the cancellation of the Credit or of the permanent reduction of the committed amount of the Credit by an amount that must be a minimum of US$1,000,000 and a whole multiple of US$100,000. Any reduction shall be applied pro rata to the respective Commitments of the Lenders under the Credit. The Borrower shall have no right to any reinstatement of any previously committed amount of the Credit after any cancellation or reduction.

6.5                                                                               Notice of Advances and Payments

(a)                                                         The Borrower shall give the Agent irrevocable written notice, in the form attached as Schedule 6.5(a), of any request for any Advance to it. The Borrower shall also give the Agent irrevocable written notice in the same form of any payment by it of any Advance (whether resulting from repayment, prepayment, rollover or conversion).

(b)                                                         Notice for B/As or for a Prime Rate Advance or Base Rate Advance shall be given not later than the first Banking Day before the Advance Date or date of payment. Notices for LIBOR Advances shall be given not later than the third

Banking Day before the Advance Date. Notice for an Advance by way of L/C shall be given not later than the third Banking Day before the Advance Date or at such earlier time as the Issuing Bank may reasonably require so that it has sufficient time to review the proposed form of L/C.

(c)                                                          Notices shall be given not later than 10:00 a.m. (Toronto time) on the date for notice. Payments (except those being made solely from the proceeds of rollovers and conversions) must be made before 11:00 a.m.(Toronto time) on the date for payment. If a notice or payment is not given or made by those times, it shall be deemed to have been given or made on the next Banking Day, unless all Lenders affected by the late notice or payment agree, in their sole discretion, to accept a notice or payment at a later time as being effective on the date it is given or made.

6.6                                                                               Size and Term of Advances

(a)                                                         Subject to Section 6.7(b), each Base Rate Advance or Prime Rate Advance shall be in an aggregate minimum amount of US$1,000,000 or C$1,000,000, respectively, and in a whole multiple of US$100,000 or C$100,000, respectively.

(b)                                                         Subject to Section 6.7(b), each Advance of B/As or B/A Equivalent Loan shall be in an aggregate minimum amount of C$1,000,000 and in a whole multiple of C$100,000. In its notice requesting an Advance of B/As or B/A Equivalent Loan, the Borrower shall select a term of one, two, three or six months to apply to such Advance.

(c)                                                          Subject to Section 6.7(b), each LIBOR Advance shall be in a minimum amount of US$1,000,000 and in a whole multiple of US$100,000. In its notice requesting a LIBOR Advance, the Borrower shall select a LIBOR Period of one, two, three or six months to apply to such particular LIBOR Advance.

(d)                                                         Terms of B/As and LIBOR Periods of lengths other than those specified in Sections 6.6(b) and 6.6(c) shall also be available at the discretion of the Lenders from time to time and the Agent may, in circumstances of market disruption or illiquidity, restrict the term or maturity dates of B/As and/or LIBOR Advances. There shall not at any time be B/As and/or LIBOR Advances outstanding with more than 12 different maturity dates. No B/A may mature and no LIBOR Period may end on a date that is not a Banking Day, after the Maturity Date or after a date on which the Credit is required to be reduced if that would adversely affect the Borrower’s ability to make the reduction.

(e)                                                          Each L/C issued under this Agreement shall have a term that is not more than one year after its issuance date or renewal date (which may not extend beyond the then-current Maturity Date), but may provide for automatic extension of its term for successive periods of up to one year each as long as the Issuing Bank has the right to avoid automatic extension by giving notice to the beneficiary of the L/C before the extension becomes effective. An L/C may otherwise be renewed by the Borrower subject to complying with the terms of this Agreement applicable to an Advance by way of L/C. On the Maturity Date or the cancellation of the Credit, the Borrower shall arrange for all outstanding L/Cs to be returned to the Issuing Bank for cancellation or, with the consent of the Issuing Bank, provide Cash Collateral to the Issuing Bank in an amount sufficient (in the opinion of such Issuing Bank) to fully secure all outstanding L/Cs and all L/C Fees for the remainder of their respective terms, in which case the Cash Collateral shall be held by the Issuing Bank in place of the security granted pursuant to the Security Documents.

6.7                                                                               Payment of B/As, LIBOR Advances and L/Cs

(a)                                                         Subject to Section 9.2, the Borrower shall provide for the following by giving notice under Section 6.5 requesting a rollover or conversion if the Borrower is otherwise entitled to an Advance, or by delivery of payment:

(i)                                     payment to the Agent at the Branch of Account of the full face amount of each B/A for value on the date of its maturity;

(ii)                                  payment to the Agent at the Branch of Account of the amount of each LIBOR Advance for value on the last day of the applicable LIBOR Period; and

(iii)                               payment to the Issuing Bank, as directed by the Issuing Bank, of each amount paid to the beneficiary of the L/C for value on the date on which the Issuing Bank makes a payment.

(b)                                                         If the Borrower fails to provide for payment in accordance with Section 6.7(a), the Agent shall deem a Prime Rate Advance to have been made in the case of failure to provide for a B/A or Canadian Dollar L/C or a Base Rate Advance to have been made in the case of failure to provide for a LIBOR Advance or US Dollar L/C. The Agent shall immediately give notice of a deemed Advance to the Borrower and the Lenders and, in the case of a deemed Advance relating to an L/C, the Lenders shall remit their respective shares of the Advance to the Agent for the account of the Issuing Bank. The minimum amounts set out in Sections 6.6(a), 6.6(b) and 6.6(c) shall not apply to any such deemed Advance.

6.8                                                                               Co-ordination of Prime Rate, Base Rate, B/A and LIBOR Advances

(a)                                                         The Agent shall advise each Lender of its receipt of a notice pursuant to Section 6.5 requesting a Prime Rate, Base Rate or LIBOR Advance or Advance of B/As on the day that notice is received from the Borrower and shall, as soon as possible, advise each Lender of that Lender’s share of the Advance. Each Lender’s share shall be based on its Applicable Percentage, but if the Agent determines that a Lender’s Applicable Percentage would result in its share of an Advance not being a whole multiple of C$1,000 or US$1,000, as the case may be, the Agent may increase or reduce the amount to be advanced by that Lender in the Agent’s sole discretion to the extent necessary to make the amount a whole multiple.

(b)                                                         The LIBOR Period applicable to a LIBOR Advance and the maturity date for an Advance of B/As shall be identical for each Lender.

(c)                                                          Each Lender shall deliver its share of the Advance to the Agent not later than 1:00 p.m. (Toronto time) on the Advance Date, for value on that date. Each Lender’s share of an Advance by way of B/As shall be delivered net of the applicable B/A Fee. Unless the Agent otherwise notifies a Lender, the amount to be delivered by such Lender shall be net of the amount required to repay other Advances it has made that are being repaid, rolled over or converted on that date.

(d)                                                         If the Agent determines that all the conditions precedent to an Advance specified in this Agreement have been met, it shall advance to the Borrower the amount delivered by each Lender by crediting the Designated Account before 2:00 p.m. (Toronto time) on the Advance Date, but if the conditions precedent to the Advance are not met by 2:00 p.m. (Toronto time) on the Advance Date, the Agent shall return the funds to the Lenders or invest them in an overnight investment as orally instructed by each Lender until the Advance is made.

(e)                                                          Any difference between the actual proceeds of a newly issued B/A and the amount required to pay a maturing B/A that is being rolled over or the amount required to pay a Prime Rate Advance that is being converted to B/As, any difference between the actual proceeds of an Advance and the amount required to repay any Advance that is concurrently being repaid and any difference between the actual proceeds of an Advance and the amount required to fulfill any specific use of the proceeds that the applicable Borrower has directed the Agent to make, shall be paid by the Borrower to the Agent from its own resources by 1:00 p.m. (Toronto time) on the Advance Date.

6.9                                                                               Inability to Determine Rates Etc.

If the Required Lenders determine that for any reason adequate and reasonable means do not exist for determining the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance, or that the LIBO Rate for any requested LIBOR Period with respect to a proposed LIBOR Advance does not adequately and fairly reflect the cost to such Lenders of funding such Advance, the Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain LIBOR Advances shall be suspended until the Agent (upon the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, the Borrower may revoke any pending request for a borrowing, conversion or continuation of LIBOR Advances or, failing that, will be deemed to have converted such request into a request for a borrowing of Base Rate Advances in the amount specified therein.

6.10                                                                        Execution of B/As

(a)                                                         To facilitate the acceptance of B/As under this Agreement, the Borrower appoints each Lender as its attorney to sign and endorse on its behalf, as and when considered necessary by the Lender, an appropriate number of orders in the form prescribed by that Lender.

(b)                                                         Each Lender may, at its option, execute any order in handwriting or by the facsimile or mechanical signature of any of its authorized officers, and the Lenders are authorized to accept or pay, as the case may be, any order of the Borrower that purports to bear such a signature notwithstanding that the signatory has ceased to be an authorized officer of the Lender. Any such order or B/A shall be as valid as if the individual were an authorized officer at the date of issue of the order or B/A.

(c)                                                          Any order or B/A signed by a Lender as attorney for the Borrower, whether signed in handwriting or by the facsimile or by facsimile or mechanical signature may be dealt with by the Agent or any Lender to all intents and purposes and shall bind the Borrower as if duly signed and issued by the Borrower.

(d)                                                         The receipt by the Agent of a notice requesting an Advance by way of B/As shall be each Lender’s sufficient authority to execute, and each Lender shall, subject to the terms and conditions of this Agreement, execute orders in accordance with that request and the advice of the Agent given pursuant to Section 6.8. The executed orders shall be deemed to have been presented for acceptance.

6.11                                                                        Funding of B/As

(a)                                                         It shall be the responsibility of each Lender to arrange, in accordance with normal market practice, for the sale on each Advance Date of the B/As issued by the Borrower and to be accepted by that Lender, failing which the provisions of this Agreement relating to Non B/A Lenders shall apply.

(b)                                                         Notwithstanding any other provision of this Agreement, the amount to be transferred by a Lender to the Agent in connection with any B/A accepted by that Lender shall be determined by the B/A Discount Proceeds calculated with respect to the B/A rather than the actual proceeds of any sale of that B/A. Accordingly, in respect of any particular B/A accepted by it, a Lender (i) shall be entitled to retain for its own account the amount, if any, by which any actual proceeds of sale exceed the calculated B/A Discount Proceeds with respect to the B/A, and (ii) shall be required to pay out of its own funds the amount, if any, by which the actual proceeds of sale are less than the calculated B/A Discount Proceeds.

(c)                                                          Whenever the Borrower requests an Advance that includes B/As, each Lender that cannot or does not as a matter of policy accept B/As or for any other reason elects by notice to the Agent from time to time not to do so (a “Non B/A Lender”) shall, in lieu of accepting its pro rata amount of B/As, make available to the Borrower on the Advance Date a loan (a “B/A Equivalent Loan”) in Canadian Dollars and in an amount equal to the B/A Discount Proceeds of the B/As that the Non B/A Lender would otherwise have accepted, less the B/A Fee that would otherwise have been applicable. The B/A Equivalent Loan shall have a term equal to the term of the B/As that the Non B/A Lender would otherwise have accepted and the Borrower shall, at the end of that term, be obligated to pay the Non B/A Lender an amount equal to the aggregate face amount of the B/As that it would otherwise have accepted. All provisions of this Agreement applicable to

B/As and Lenders that accept B/As shall apply mutatis mutandis to B/A Equivalent Loans and Non B/A Lenders and, without limiting the foregoing, Advances shall include B/A Equivalent Loans.

6.12                                                                        Other B/A Provisions

(a)                                                         The Borrower shall not claim from a Lender any days of grace for the payment at maturity of any B/A accepted by the Lender pursuant to this Agreement. The Borrower waives any defence to payment that might otherwise exist if for any reason a B/A is held at maturity by a Lender in its own right, and the doctrine of merger shall not apply to any B/A that is at any time held by a Lender in its own right.

(b)                                                         Any executed orders to be used as B/As shall be held by a Lender in safekeeping with the same degree of care as if they were the Lender’s own Property, and shall be kept at the place at which executed orders are ordinarily held by the Lender.

(c)                                                          The obligations of the Borrower with respect to B/As under this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

(i)                                     any lack of validity or enforceability of any order accepted by a Lender as a B/A; or

(ii)                                  the existence of any claim, setoff, defence or other right that the Borrower may have at any time against the holder of a B/A, a Lender or any other Person or entity, whether in connection with this Agreement or otherwise.

(d)                                                         The Borrower shall not enter into any agreement or arrangement of any kind with any Person to whom B/As have been delivered by which the Borrower undertakes to replace the B/As on a continuing basis with other B/As, nor shall the Borrower directly or indirectly take, use or provide B/As as security for loans or advances from any other Person.

6.13                                                                        Issuance and Use of L/Cs

(a)                                                         A request for an Advance by way of L/C shall be made by the Borrower in accordance with Section 6.5, except that a copy of the request shall be sent directly to the Issuing Bank. The Agent shall promptly notify the Lenders of the receipt of a request for an L/C, but L/Cs shall only be issued by the Issuing Bank as fronting bank for all Lenders. A request shall include the details of the L/C to be issued. The Issuing Bank shall promptly notify the Borrower of any comment concerning the form of the L/C requested by the Borrower and shall, if the Borrower is otherwise entitled to an Advance, issue the L/C to the Borrower on the Advance Date or as soon afterwards as the Issuing Bank is satisfied with the form of L/C to be issued.

(b)                                                         The Borrower shall not directly or indirectly use or provide an L/C as security for loans or advances made to it by any other Person.

6.14                                                                        Reimbursement Obligation - L/Cs

Notwithstanding Section 6.7 or any other provision of this Agreement, the Borrower’s obligation to reimburse the Issuing Bank for a payment to a beneficiary of an L/C shall be absolute and unconditional. The Borrower’s obligation shall not be reduced by any demand or other request for payment of an L/C (a “Demand”) that is paid or acted on in good faith and in conformity with Applicable Laws or applicable commercial customs or practices being invalid, insufficient, fraudulent or forged, nor shall the Borrower’s obligation be subject to any defence or be affected by any right of setoff, counter-claim or recoupment that the Borrower may have now or in the future against the beneficiary, the Issuing Bank or any other Person for any reason whatsoever, including the fact that the Issuing Bank paid a Demand or Demands (if applicable) aggregating up to the amount of the L/C notwithstanding any contrary instructions from the Borrower to the Issuing Bank or the occurrence of any event including the commencement of legal proceedings to prohibit payment by the Issuing Bank of a Demand. Any action, inaction or omission taken or suffered by the Issuing Bank under or in connection with an L/C or any Demand, if in good faith and in conformity with Applicable Laws or applicable customs or practices shall be binding on the Borrower and shall not place the Issuing Bank under any resulting liability to the Borrower. Without limiting the foregoing, the Issuing Bank may receive, accept or pay as complying with the terms of the L/C, any Demand that is otherwise in order that may be signed by, or issued to, any administrator, executor, trustee in bankruptcy, receiver or other Person or entity acting as the representative or in place of, the beneficiary. The Borrower shall not take any steps, issue any instructions to the Issuing Bank or any of its correspondents or institute any proceedings intended to derogate from the right or ability of the Issuing Bank or its correspondents to honour or pay any Demand.

6.15                                                                        Failure of Lender to Fund

(a)                                                         Unless the Agent has received notice from a Lender before the proposed date of any Advance that such Lender will not make available to the Agent such Lender’s share of such Advance, the Agent may assume that such Lender has made such share available on such date in accordance with the provisions of this Agreement concerning funding by Lenders and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If a Lender has not in fact made its full share of the applicable Advance available to the Agent, then the applicable Lender shall pay to the Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation. If such Lender pays such amount to the Agent, then such amount shall constitute such Lender’s Advance. If the Lender does not pay such amount forthwith, the Borrower shall pay to the Agent forthwith on demand such corresponding amount with interest thereon at the interest rate applicable to the Advance in question. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that has failed to make such payment to the Agent.

(b)                                                         Notwithstanding Section 6.15(a), if any Lender fails to make available to the Agent its Applicable Percentage of any Advance (that Lender being the “Non-Funding Lender”), the Agent shall forthwith give notice of that failure by the Non-Funding Lender to the Borrower and the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Non-Funding Lender’s Applicable Percentage of that Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Non-Funding Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Non-Funding Lender in those circumstances and the aggregate of the funds which those Lenders (collectively the “Contributing Lenders” and individually the “Contributing Lender”) are prepared to make available exceeds the amount of the Advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Applicable Percentage of that Advance based on the Contributing Lenders’ relative commitments to advance in those circumstances. If any Contributing Lender makes funds available in the place of a Non-Funding Lender in those circumstances, then the Non-Funding Lender shall pay to any Contributing Lender making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to that Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Applicable Percentage of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Applicable Percentage of any Advance as required herein.

6.16                                                                        Payments by the Borrower

(a)                                                         All payments made by or on behalf of the Borrower pursuant to this Agreement shall be made to and received by the Agent and shall be distributed by the Agent to the Lenders as soon as possible upon receipt by the Agent. Except as required to make payments in respect of the Other Secured Obligations or as otherwise provided in this Agreement (including Section 6.17), the Agent shall distribute:

(i)                                     repayments of principal in accordance with each Lender’s Applicable Percentage of the Credit; or

(ii)                                  all other payments received by the Agent, including amounts received on the enforcement of Guarantees or Security Documents, in accordance with each Lender’s Applicable Percentage of the Credit except that with respect to proceeds of enforcement, no Lender shall receive an amount in excess of the amounts owing to it in respect of the Obligations.

(b)                                                         If the Agent does not distribute a Lender’s share of a payment made by the Borrower to that Lender for value on the day that payment is made or deemed to have been made to the Agent, the Agent shall pay to the Lender on demand an amount equal to the product of (i) the Interbank Reference Rate per annum, multiplied by (ii) the Lender’s share of the amount received by the Agent from or on behalf of the Borrower and not so distributed, multiplied by (iii) a fraction, the numerator of which is the number of days that have elapsed from and including the date of receipt of the payment by the Agent to but excluding the date on which the payment is made by the Agent to such Lender and the denominator of which is 365. The Agent shall be entitled to withhold any Tax applicable to any payment as required by Applicable Law.

6.17                                                                        Payments by Agent

(a)                                                         For greater certainty, the following provisions shall apply to any and all payments made by the Agent to the Lenders hereunder:

(i)                                     the Agent shall be under no obligation to make any payment (whether in respect of principal, interest, fees or otherwise) to any Lender until an amount in respect of that payment has been received by the Agent from the Borrower;

(ii)                                  if the Agent receives less than the full amount of any payment of principal, interest, fees or other amount owing by the Borrower under this Agreement, the Agent shall have no obligation to remit to each Lender any amount other than such Lender’s Applicable Percentage of that amount which is the amount actually received by the Agent;

(iii)                               if any Lender advances more or less than its Applicable Percentage of the Credit, that Lender’s entitlement to that payment shall be increased or reduced, as the case may be, in proportion to the amount actually advanced by such Lender;

(iv)                              except as specified in any applicable Assignment and Assumption, if a Lender’s Applicable Percentage of an Advance has been advanced, or a Lender’s Commitment has been outstanding, for less than the full period to which any payment (other than a payment of principal) by the Borrower relates, that Lender’s entitlement to that payment shall be reduced in proportion to the length of time such Lender’s Applicable Percentage of the Credit or such Lender’s Commitment, as the case may be, has actually been outstanding;

(v)                                 the Agent acting reasonably and in good faith shall, after consultation with the Lenders in the case of any dispute, determine in all cases the amount of all payments to which each Lender is entitled and that determination shall, in the absence of manifest error, be binding and conclusive;

(vi)                              the Agent shall be entitled to round any Lender’s Applicable Percentage of any payments received from the Borrower to the nearest C$1,000 or US$1,000, as applicable; and

(vii)                           on written request from any Lender, the Agent shall deliver to the Lenders a statement detailing any of the payments to the Lenders referred to herein.

(b)                                                         Unless the Agent has received written notice from the Borrower before the date on which any payment is due to the Agent for the account of any Lender that the Borrower will not make such payment, the Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute the amount due to the Lenders. In that event, if the Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Agent, at a rate determined by the Agent in accordance with prevailing banking industry practice on interbank compensation.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

7.1                                                                               Representations and Warranties

Each Obligor represents and warrants to the Agent and each Lender, acknowledging and confirming that the Agent and each Lender is relying thereon without independent inquiry in entering into this Agreement and providing Advances hereunder, that:

(a)                                 Incorporation and Qualification. Each Obligor is duly incorporated or existing, continued, amalgamated or constituted, as the case may be, and validly existing under the laws of the jurisdiction of its incorporation or creation, and each is duly qualified, licensed or registered to carry on business under Applicable Laws in all jurisdictions in which the nature of its Property or business makes such qualification necessary.

(b)                                 Power and Authority. Each Obligor has all requisite corporate or other power and authority to (i) own and operate its Property and to carry on its business as now conducted and (ii) enter into and perform its obligations under this Agreement and the other Loan Documents to which it is a party.

(c)                                  Authorization, Government Approvals, etc. The execution and delivery of each of the Loan Documents by each Obligor which is a party thereto and the performance by each such Obligor of its respective obligations hereunder and thereunder have been duly authorized by all necessary action and no registration, qualification, permit, designation, declaration or filing with any Governmental Authority is or was necessary therefor or to perfect the same, except as are in full force and effect, unamended, at the date hereof (or as may become necessary subsequent to the date hereof and notice of which has been given to the Agent).

(d)                                 Absence of Conflict. The execution and delivery of the Loan Documents by each Obligor which is a party thereto and the performance by each Obligor of its respective obligations thereunder and compliance the terms, conditions and provisions thereof, will not (i) conflict with or result in a breach of any of the terms, conditions or provisions of (A) its Constating Documents or by-laws or any unanimous shareholder agreement relating to it, (B) any resolution of its security holders, directors or committee of directors (or any equivalent body), (C) any Applicable Law, (D) any contractual restriction binding on or affecting it or its Property (including any Material Agreement), or (E) any judgment, injunction, determination or award which is binding on it or its Property; or (ii) result in, require or permit (A) the imposition of any Lien in, on or with respect to the Property now owned or hereafter acquired by it (other than pursuant to the Security Documents or which is a Permitted Lien), (B) the acceleration of the maturity of any Debt binding on or affecting it, or (C) any third party to terminate or acquire any rights adverse to the applicable Obligor under any Material Agreement.

(e)                                  No Restrictions in Constating Documents. Neither the Constating Documents of any Obligor nor any joint venture or similar document or agreement to which it is a party restricts the power of its directors to borrow money (in the case of the Borrower only), give financial assistance by way of loan, guarantee or otherwise (in the case of the Guarantors only) or create any Lien on any or all of its present and future Property to secure the Obligations.

(f)                                   Execution and Binding Obligation. This Agreement and the other Loan Documents have been duly executed and delivered by each Obligor which is a party thereto and constitute legal, valid and binding obligations of such Obligor, enforceable against it in accordance with their respective terms, subject only to any limitation under Applicable Laws relating to (i) bankruptcy, insolvency, reorganization, moratorium or creditors’ rights generally, (ii) general equitable principles including the discretion that a court may exercise in the granting of equitable remedies and (iii) any necessary stamping and registration requirements.

(g)                                  Compliance with Laws. None of the Obligors has violated or failed to comply in any material respect with any Applicable Law, or any judgment, decree or order of any court, applicable to its business. The conduct of the business of each of the Obligors is in conformity in all material respects with Applicable Law. None of the Obligors has received any notice to the effect that, or otherwise been advised that, it is not in material compliance with any Applicable Law, and none of the Obligors knows of any currently existing circumstances that are likely to result in the material violation of any Applicable Law.

(h)                                 No Default. No Default or Event of Default has occurred and is continuing.

(i)                                   Litigation. As of the date of execution of this Agreement, there are no suits, actions, disputes, investigations, claims, orders, arbitration, legal or other proceedings, appeals or applications for review, at law, in equity or before any Governmental Authority, or industrial or labour disputes (collectively, “Claims”), in each case pending or outstanding, or, to the knowledge of the Borrower, threatened against any Maverix Group Member that, either individually or in the aggregate, if determined adversely, could result in a Material Adverse Change. To its knowledge there is not any factual or legal basis on which any such Claim might be commenced with any reasonable likelihood of success.

(j)                                  Financial Statements. All of the financial statements which have been furnished to the Agent or the Lenders, or any of them, in connection with the Loan Documents are complete and present fairly in all material respects the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of the Borrower on a consolidated basis as of the dates referred to therein and the results of operation of the Borrower on a consolidated basis for the periods covered thereby and have been prepared in accordance with GAAP except in the case of quarterly financial statements, notes to the statements and normal year-end audit adjustments required by GAAP are not included.

(k)                                 Business Plans, etc. All projections, including forecasts, budgets, pro formas and business plans provided to the Agent or the Lenders by or on behalf of any Maverix Group Member, or any of them, were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the businesses referred to therein.

(l)                                   Disclosed Liabilities. The Maverix Group Members have no liabilities (whether absolute, accrued, contingent) or other obligations of the type required to be included in the consolidated financial statements of the Borrower in accordance with GAAP that are not fully included on the Borrower’s audited consolidated financial statements provided to the Agent and the Lenders for its most recently-completed Fiscal Year or the Borrower’s consolidated unaudited financial statements for its most recently-completed Fiscal Quarter, other than liabilities and obligations incurred after such Fiscal Year end or Fiscal Quarter end in the Ordinary Course, none of which could reasonably be expected to result in a Material Adverse Change.

(m)                             Existing Debt. No Obligor is an obligor in respect of any Debt other than Permitted Debt. As of the date hereof, no Obligor is in default and no waiver of default is currently in effect, in the payment of any principal or interest on any Debt of any Obligor and no event or condition exists with respect to any Debt of the Obligor that would permit (or that with notice or the lapse of time, or both, would permit) one or more Persons to cause such Debt to become due and payable before its stated maturity or before its regularly scheduled dates of payment.

(n)                               Ownership of Property. Each Obligor has good and marketable title to its Property, in each case free and clear of all Liens other than Permitted Liens.

(o)                               Location of Business. As of the date hereof, the only jurisdictions in which any Obligor has any place of business or stores any material tangible personal property are as set forth in Schedule 7.1(o).

(p)                               Material Agreements. Schedule 7.1(p) accurately sets out, as of the date hereof, all Material Agreements. A true and complete copy of each such Material

Agreement has been delivered to the Agent. All Material Agreements are in full force and effect, unamended, and no Maverix Group Member or, to the Borrower’s knowledge, any other party to any such agreement is in material default with respect thereto, nor has no event or circumstance occurred which with the giving notice or the passage of time or both would give rise to such a default.

(q)                                 Equity Interests.

(i)                                     Schedule 7.1(q) is a complete and accurate organizational chart for the Maverix Group as of the date of this Agreement. The organizational chart for the Maverix Group most recently delivered pursuant to Section 8.3(d) (if any) is an accurate and complete organizational chart for the Maverix Group.

(ii)                                  The outstanding capital stock or other ownership interests, as applicable, of each of the Obligors is validly issued, fully paid and non-assessable and is owned as set forth in Schedule 7.1(q), free and clear of all Liens (other than those arising under or contemplated in connection with the Security Documents and Permitted Liens). No Obligor (excluding the Borrower) has outstanding any securities convertible into or exchangeable for its capital stock nor does any such Person have outstanding any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any calls, commitments or claims of any character relating to its capital stock.

(r)                                    Intellectual Property. Each Obligor owns or is licensed or otherwise has the right to use all Intellectual Property that is necessary for the operation of its business without conflict with the rights of any other Person other than any conflict which could not reasonably be expected to result in a Material Adverse Change.

(s)                                   Pension Plans. No Maverix Group Member maintains, sponsors, funds or is subject to any Pension Plan or any other plan or arrangement that provides for retiree benefits or for benefits for retired employees or to the beneficiaries or dependants of retired employees.

(t)                                    Real Property. Other than as set out in Schedule 7.1(t), none of the Maverix Group Members owns nor has agreed to acquire any real property or interest in real property. Other than as set out in Schedule 7.1(t), none of the Maverix Group Members leases nor has agreed to lease any real property or interest in real property.

(u)                                 Environmental Matters.

(i)                                     Having made due inquiry, except to the extent the Applicable Laws are complied with or no Material Adverse Change would occur individually or in the aggregate, (A) there are no active or abandoned storage tanks located on any real property which any Obligor occupies or controls, (B) there are no Hazardous Materials located on, above, below or from any real property that any Obligor occupies or controls (including contained in the soil or water constituting such real property), (C) no release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials has occurred on or from such real property, and (D) no real property that any Obligor occupies or controls has been used as a landfill or waste disposal site.

(ii)                                  The business and Property of each Maverix Group Member (both current and former) have been and are being owned, occupied and operated in substantial compliance with Applicable Laws intended to protect human health, natural resources and the environment (including, without limitation, Applicable Laws respecting the rehabilitation, restoration, disposal or emission of Hazardous Materials), there are no breaches thereof and no enforcement actions or third party claims in respect thereof are threatened or pending which, in any such case, could result in a Material Adverse Change,

(v)                                 Taxes and Withholdings.

(i)                                     Each Obligor has (A) in all material respects duly filed on a timely basis all returns in respect of Taxes and reports required to be filed by it and has paid, collected and remitted all Taxes due and payable, collectible or remittable by it, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP and (B) made adequate provision for Taxes payable by it for the current period and any previous period for which tax returns are not yet required to be filed, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with GAAP. Except as disclosed in writing to the Agent from time to time, there are no actions, proceedings or claims pending or, to the Borrower’s knowledge, threatened, against any Obligor in respect of Taxes that would result in a Material Adverse Change or that would be required to be reflected in the financial statements of the Borrower in accordance with GAAP.

(ii)                                  Each Obligor has (A) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper Governmental Authority or other receiving officers within the time required under any Applicable Laws and (B) collected and remitted to the appropriate Governmental Authority when required by Applicable Law to do so all material amounts collectible and remittable in respect of goods and services tax and similar provincial or state Taxes, and has paid all such material amounts payable by it on account of sales Taxes including goods and services and value-added taxes.

(w)                               Employee Plans and Statutory Plans. Except for matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse

Change, (i) each Employee Plan is, and has been, established, registered, qualified, administered and invested in compliance in all respects with its terms and all Applicable Law, (ii) all employer and employee payments, contributions and premiums required to be remitted or paid to or in respect of any Employee Plan or Statutory Plan have been remitted or paid in a timely fashion to or in respect of the Employee Plan or the Statutory Plan in accordance with their respective terms and all Applicable Law, (iii) all obligations of any Obligor that are required to be performed under each applicable Employee Plan and Statutory Plan have been satisfied, (iv) there is no claim by any Governmental Authority or by any Person pending or, to its knowledge, threatened in respect of any Employee Plan (except routine claims for payment of benefits), and (v) no event has occurred that has given rise to or could reasonably be expected to give rise to any liability on the part of any Obligor under any Employee Plan except those disclosed in the financial statements required to be provided pursuant to this Agreement.

(x)                                 Solvency. Each of the Obligors is able to meet its obligations as they generally become due and has not ceased paying its current obligations in the Ordinary Course as they generally become due.

(y)                                 Insurance. Each Obligor or the Borrower on behalf of itself and all other Obligors maintains insurance which is in full force and effect that complies with all of the requirements of this Agreement. Schedule 7.1(y) lists all existing insurance policies maintained by the Obligors as of the date hereof.

(z)                                  Non-Arm’s Length Transactions. There are no agreements, arrangements or transactions between any Obligor, on the one hand, and any Affiliate of or other Person not dealing at Arm’s Length with such Obligor (other than another Obligor and other than Ordinary Course arrangements with any employee, officer or director of an Obligor), on the other hand, in existence as of the date hereof.

(aa)                          Full Disclosure. All information and data concerning the Maverix Group (other than projections) that has been prepared by any Maverix Group Member or any of its representatives or advisors and that has been made available to the Agent and/or the Lenders by the Borrower or any of its Subsidiaries was, at the time such information and data (other than projections) was made available, true and correct in all material respects, and, at the time such information and data was made available, did not, taken as a whole, contain any untrue statement of a material fact, or omit to state a material fact necessary in order to make the statements contained in such information and data (other than projections) not misleading in any material respect in light of the circumstances under which such statements were made.

7.2                                                                               Survival of Representations and Warranties

Unless expressly stated to be made as of a specific date, the representations and warranties made in this Agreement shall survive the execution of this Agreement and all other Loan Documents, and shall be deemed to be repeated as of the date of each Advance (including any deemed Advance) and as of the date of delivery of each Compliance Certificate, subject to modifications made by the Borrower to the Lenders in writing and accepted by the Required Lenders, acting reasonably. Each Lender shall be deemed to have relied upon such representations and warranties at each time it makes an Advance under this Agreement as a condition of making an Advance under this Agreement or continuing to extend the Credit under this Agreement.

ARTICLE 8

COVENANTS

8.1                                                                               Financial Covenants

(a)                                 Subject to Section 8.1(b), the Borrower shall at all times maintain:

(i)                                     a Leverage Ratio, calculated on a rolling four Fiscal Quarter basis and reported each Fiscal Quarter, of less than 3.50:1;

(ii)                                  an Interest Coverage Ratio, calculated on a rolling four Fiscal Quarter basis and reported each Fiscal Quarter, of greater than 3.00:1; and

(iii)                               a Tangible Net Worth of not less than the Minimum Tangible Net Worth, calculated and reported at the end of each Fiscal Quarter.

(b)                                 During the three Fiscal Quarters immediately following a Fiscal Quarter in which a Permitted Acquisition has occurred, Section 8.1(a) shall be read as follows:

(i)                                     3:50:1 in subsection (i) shall be read as 4.00:1; and

(ii)                                  3.00:1 in subsection (ii) shall be read as 2.50:1,

provided that following completion of the three Fiscal Quarters immediately following the Fiscal Quarter in which the most recently completed Permitted Acquisition occurred, the financial covenants in Section 8.1(a) shall once again apply.

8.2                                                                               Positive Covenants

During the term of this Agreement, each Obligor shall perform the covenants specified in this Section 8.2.

(a)                                 Payment and Operation of Business.

(i)                                     It shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence.

(ii)                                  It shall duly pay the Obligations when due, either as Borrower or in accordance with its Guarantee, at the times and places and in the manner required by the terms of this Agreement.

(iii)                               It shall keep proper books of account and records, maintain its corporate status in all jurisdictions where it carries on business, operate its business in accordance with sound business practices and in compliance in all material respects with all Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on).

(iv)                              It shall continue its business, except as the board of directors of the Borrower may otherwise, in good faith, determine is in the best interests of the Maverix Group, and could not reasonably be expected to result in a Material Adverse Change.

(v)                                 It shall manage its business in a proper, prudent and efficient manner (as the board of directors of the Borrower may determine in good faith) in all material respects.

(vi)                              It shall, and shall cause each Maverix Group Member to, comply with all Applicable Laws, either related to bribery or anti-corruption or the non-compliance with which could reasonably be expected to result in a Material Adverse Change and the Borrower shall, and shall cause each of its Subsidiaries to, make such filings with, any Governmental Authority as may be necessary to carry on their respective businesses, to own, lease and operate their respective Property and to enable them to enter into and perform its obligations under each of the Loan Documents to which they are expressed to be a party or to render each such Loan Document legal, valid, binding or enforceable.

(vii)                           It shall, and shall cause each Maverix Group Member to, comply in all respects with and perform its obligations under all leases (whether real or personal property) and Contracts, including all Material Agreements to which it is a party or by which it is bound.

(viii)                        It shall, and shall cause each Maverix Group Member to, use all commercially reasonable efforts to ensure that all Material Agreements entered into on and after the Closing Date (excluding, for the avoidance of doubt, Material Agreements that acquired by way of assignment pursuant to a Permitted Acquisition) expressly permit assignments of the benefits of such agreements as collateral security to the Agent.

(b)                                 Use of Credit. The Borrower shall only use the Credit for the purposes set out in Section 2.3.

(c)                                  Inspection. It shall, and shall cause each other Maverix Group Member to, at all reasonable times and from time to time on reasonable notice, permit representatives of the Agent and/or the Lenders to inspect any of its Property, and to examine and take extracts from its financial books, accounts and records, including but not limited to accounts and records stored in computer data banks and computer software systems, and to discuss its financial condition with its senior officers and (in the presence of such of its Representatives as it may designate) its auditors, the reasonable expense of all of which in respect of one visit per fiscal year or any visit during the continuance of an Event of Default shall be paid by the Borrower provided that the Agent and the Lenders maintain the confidentiality of all confidential information they receive in accordance with usual requirements of banker/customer confidentiality, and do not disclose or use it except for the purposes of the Loan Documents.

(d)                                 Insurance. It shall, and shall cause each Maverix Group Member to, maintain, or cause to be maintained, insurance with responsible and reputable insurance companies or associations in such amounts and covering such risks as would be prudent for companies engaged in similar businesses and owning similar Property in the same general areas in which the Maverix Group Members (as the case may be) operate. The Obligors shall pay and cause each of the other Maverix Group Members to pay all premiums necessary for such purpose as the same shall become due and provide particulars of all such policies and all renewals thereof to the Agent upon written request.

(e)                                  Taxes and Withholdings.

(i)                                     It shall pay all material Taxes as they become due and payable unless they are being contested in good faith by appropriate proceedings and it has made adequate provision for payment of the contested amount.

(ii)                                  It shall withhold from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and pay the same to the proper tax or other receiving officers within the time required under any Applicable Law.

(iii)                               It shall collect from all Persons the amount of all material Taxes required to be collected from them and remit the same to the proper Governmental Authority or other receiving officers within the time required under any Applicable Law.

(f)                                   Share Certificates. The Borrower shall, no later than August 31, 2018, deliver to the Agent all share certificates or other evidences of its ownership of all of the Equity Interests of each of its Material Subsidiaries.

(g)                                  CEF Credit Facility. The Borrower shall, on or before August 17, 2018:

(i)                                     repay in full all outstanding obligations under the CEF Credit Facility; and

(ii)                                  obtain the release of all guarantees granted in respect thereof and the discharge of all Liens securing the CEF Credit Facility.

(h)                                 Consents and Acknowledgements. It shall use commercially reasonable efforts to obtain consent and acknowledgement agreements from counterparties to Material Agreements that, when added to all Freely Transferrable Material Agreements, in the aggregate account for not less than 85% of the Borrower’s consolidated revenue at the end of each Fiscal Quarter.

(i)                                     Account Control / Blocked Account Agreements. Each Obligor shall:

(i)                                     in the case of its primary operating bank account(s) maintained within Canada or the United States, obtain blocked account agreements or account control agreements, as applicable, from each financial institution (other than CIBC) which maintains such account(s) (A) initially, within 90 days following the Closing Date and (B) with respect to any such new primary operating bank account opened after the Closing Date, within 30 days of such Obligor depositing (or causing the deposit of) any funds into such account;

(ii)                                  in the case of its primary operating bank account(s) (if any) maintained outside of Canada or the United States, use commercially reasonable efforts to obtain blocked account agreements or account control agreements, as applicable, from each financial institution (other than CIBC) which maintains such account(s) (A) initially, within 90 days following the Closing Date and (B) with respect to any such new primary operating bank account opened after the Closing Date, within 30 days of such Obligor depositing (or causing the deposit of) any of funds into such account; and

(iii)                               ensure that the revenue from its Material Agreements is, in the Ordinary Course, deposited to its primary operating account(s) in respect of which such Obligor has complied with Section 8.2(i)(i) or (ii) above, as applicable.

(j)                                    Maintenance of Listing. The Borrower shall maintain the listing of common shares on the Toronto Stock Exchange or the TSX Venture Exchange.

(k)                                 Other Matters.

(i)                                     It shall and shall cause all of the other Maverix Group Members to perform all of its obligations under and in respect of each Employee Plan and each Statutory Plan and shall remit or pay all payments, contributions and premiums that it is required to remit or pay to or in respect of each Employee Plan and each Statutory Plan in a timely way in accordance with the terms of the applicable plan and all Applicable Law.

(ii)                                  It shall promptly provide all such information, including information concerning its directors, officers, direct and indirect holders of Equity Interests and other Persons exercising Control over it and including supporting documentation and other evidence, as may be reasonably requested by the Agent, any Lender or any prospective assignee or participant of a Lender, in order to comply with policies and procedures relating to Applicable Law regarding anti-money laundering, anti-terrorist financing, government sanction and “know your client” matters, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

(iii)                               It shall, promptly upon having knowledge thereof, cure or cause to be cured any defects in the execution and delivery of any of the Loan

Documents or any of the other agreements, instruments or documents contemplated hereby and thereby or executed pursuant hereto and thereto or any defects in the validity or enforceability of any of the Loan Documents and execute and deliver or cause to be executed and delivered all such agreements, instruments and other documents as the Agent may consider reasonably necessary or desirable for the foregoing purposes.

(iv)                              It shall, and shall cause each Maverix Group Member at all times to, take all action and supply the Agent and the Lenders with all information necessary to maintain the Liens granted pursuant to the Security Documents as valid and perfected first ranking Liens charging the Property charged thereby, subject only to Permitted Liens.

(v)                                 It shall, and shall cause each Maverix Group Member to, execute and deliver, upon request by the Agent, such further instruments and do and cause to be done such further acts as may be necessary or proper in the reasonable opinion of the Agent to carry out more effectually the provisions and purposes of the Loan Documents.

8.3                                                                               Periodic Reports and Notices.

(a)                                                         During the term of this Agreement, the Borrower shall deliver or cause the delivery of the items listed below. All financial statements and other reports shall be in a form satisfactory to the Lenders.

(i)                                     The Borrower shall, as soon as practicable and in any event within 60 days following the end of each Fiscal Quarter (excluding the fourth Fiscal Quarter), cause to be prepared and delivered to the Agent and the Lenders, its interim unaudited consolidated financial statements as at the end of such quarter, in each case prepared in accordance with GAAP (subject to year-end adjustments and excluding footnotes), in each case consisting of a balance sheet, a statement of earnings, a statement of cash flows, a statement of retained earnings, a statement of comprehensive income and management’s discussion and analysis for the period commencing with the end of the previous Fiscal Quarter and ending with the end of such Fiscal Quarter, together with figures for the year-to-date and setting forth in each case, in comparative form, the figures for the corresponding portion of the previous Fiscal Year.

(ii)                                  The Borrower shall, as soon as practicable and in any event within 120 days following the end of each of its Fiscal Years, cause its annual audited consolidated financial statements to be prepared in accordance with GAAP and delivered to the Agent and the Lenders in each case consisting of a balance sheet, a statement of earnings, a statement of cash flows, a statement of retained earnings, a statement of comprehensive income, in each case setting forth the corresponding figures for the previous Fiscal Year in comparative form, together with management’s discussion and analysis, and the report thereon of an independent auditor of recognized national standing (without qualification) to the effect that the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Borrower, as of the end of such Fiscal Year and the consolidated results of the operations and changes in cash flow for such Fiscal Year in conformity with GAAP, consistently applied.

(iii)                               The Borrower shall, concurrently with the delivery of its financial statements referred to in Sections 8.3(a)(i) and 8.3(a)(ii), provide the Agent and the Lenders with a Compliance Certificate.

(iv)                              The Borrower shall, as soon as practicable and in any event not later than 90 days following the end of each of its Fiscal Years, cause to be prepared and delivered to the Agent and the Lenders, the Borrower’s consolidated annual plan as presented to its board of directors, with such additional material as is necessary to provide forecasts of revenues, expenses, operating costs, financial covenant calculations and EBITDA on a consolidated basis, and such other information as may reasonably be requested by the Agent to provide the Agent and the Lenders a proper understanding thereof.

(v)                                 The Borrower shall, annually to the extent such forecast is available, cause to be delivered to the Agent and the Lenders a multi-year forecast for up to seven years for the producing and material development properties underlying the Material Agreements.

(vi)                              The Borrower shall promptly provide the Agent and each of the Lenders with all other information reasonably requested by the Agent or any of the Lenders from time to time concerning the business, financial condition and Property of the Maverix Group Members.

If there is any change in a subsequent period from the accounting policies, practices and calculation methods used by the Borrower in preparing its financial statements for its Fiscal Year ended December 31, 2017, or components thereof, the Borrower shall provide the Agent and the Lenders with all information that the Agent and the Lenders reasonably require (without restating financial information for past periods) for them to ensure that reports provided to the Agent and the Lenders after any change are comparable to previous reports. In addition, if the changed policies, practices and methods would materially affect the results of calculations made for the purposes of the Loan Documents, those calculations shall continue to be made based on the accounting policies, practices and calculation methods that were used in preparing the Borrower’s financial statements for its Fiscal Year ended December 31, 2017 unless and until the Borrower and the Required Lenders agree on amendments to the calculations and/or covenant compliance levels to reflect the changes.

(b)                                                         The Borrower shall deliver to the Agent:

(i)                                     as soon as practicable and in any event within three Banking Days after becoming aware of the occurrence of each Default or Event of Default, a statement of a senior officer of the Borrower setting forth the details of such Default or Event of Default and the action which the Borrower proposes to take or has taken with respect thereto;

(ii)                                  promptly, and in any event within five Banking Days after any Maverix Group Member receives notice of or becomes aware of any suit, proceeding or similar action commenced or threatened by any Governmental Authority or other Person which could reasonably result in a Material Adverse Change, a statement setting forth the details of such suit, proceeding or action;

(iii)                               certified copies of all Material Agreements entered into after the date hereof;

(iv)                              promptly, and in any event within five Banking Days after any Maverix Group Member receives notice of or becomes aware of any termination, cancellation or non-renewal of any Material Agreement where such termination, cancellation or non-renewal could reasonably result in a Material Adverse Change, a statement setting forth the details of such notice, termination, cancellation or non-renewal;

(v)                                 notification of any material default, event of default, acceleration or enforcement proceeding with respect to any agreements to which any Maverix Group Member is party with respect to any Debt in excess of US$2,000,000 within three Banking Days of the occurrence of such default, event of default, acceleration or commencement of such enforcement proceeding;

(vi)                              notification of any notice received from, or other action taken by or proposed to be taken by, any creditor (other than the Lenders) of any Maverix Group Member which could reasonably be expected to result in a Material Adverse Change;

(vii)                           promptly upon the issuance thereof, copies of all annual reports, annual information forms and material change reports filed with any stock exchange, securities commission or similar regulatory body in any jurisdiction (except for, without limitation of or derogation from the Borrower’s obligations under this Section 8.3(b), any material change report filed on a confidential basis with any securities commission or stock exchange); provided that, except for the financial statements referred to in Sections 8.3(a)(i) and (ii) (copies of which, for certainty, shall be delivered to the Agent in accordance with those Sections), all annual reports, annual information forms, material change reports and other reports referred to above that are filed on SEDAR shall be deemed to have been delivered to the Agent when made available to the public on SEDAR;

(viii)                        notification of any change in its auditors; and

(ix)                              such other information respecting the condition, operations, financial or otherwise, of the business of the Borrower or its Subsidiaries as the Agent may from time to time reasonably request.

(c)                                                          The Borrower shall, as soon as practicable and in any event within five Banking Days, notify the Agent and the Lenders on becoming aware of the occurrence of any claim or other circumstance affecting any Maverix Group Member, the result of which could reasonably be expected to result in a Material Adverse Change, and shall from time to time provide the Agent and the Lenders with all reasonable information requested by any of the Agent or the Lenders concerning the status thereof.

(d)                                                         The Borrower shall promptly inform the Agent in writing of any change to the organizational chart in Schedule 7.1(q).

8.4                                                                               Ownership of the Obligors

During the term of this Agreement and without limiting Section 9.1(p), there shall not, without the prior written consent of the Required Lenders, be any change in the ownership or Control of the Obligors (other than the Borrower) from that described on Schedule 7.1(q) as of the date of this Agreement, except as otherwise expressly permitted in this Agreement and except that ownership or Control may be transferred in whole or in part to another Obligor if the Borrower gives the Agent not less than ten Banking Days advance notice of the transfer and promptly takes steps that the Agent requests to maintain the Loan Documents so that the Lenders’ position is not adversely affected.

8.5                                                                               Negative Covenants

During the term of this Agreement, the Obligors shall not do any of the things specified in this Section 8.5 without the prior written consent of the Required Lenders.

(a)                                                         Liens. No Obligor shall create, incur or assume or suffer to exist or cause or permit any Lien upon or in respect of any of its Property, except for Permitted Liens.

(b)                                                         Restrictions on Debt. No Obligor shall create, incur, assume or permit the existence of any Debt, other than Permitted Debt.

(c)                                                          Derivatives. No Obligor shall:

(i)                                     enter into Derivatives of any kind after the date of this Agreement unless: (i) the Derivatives are entered into with Lenders or Affiliates of Lenders, or with other Persons on an unsecured basis; and (ii) the Derivatives are entered into in the Ordinary Course (but not speculative purposes) to hedge or mitigate bona fide interest rate, currency, commodity or other financial risks to which the Obligors are exposed in the conduct of their business or the management of their liabilities; or

(ii)                                  enter into Derivatives that permit margin calls.

(d)                                                         Business and Property. No Obligor shall:

(i)                                     carry on any business other than the acquisition of and investment in precious metals royalty and streaming agreements;

(ii)                                  permit any Disposition of the whole or any part of its Property except for:

(A)                               Dispositions of obsolete or redundant equipment in the Ordinary Course;

(B)                               any Disposition of Property which has been consented to by the Required Lenders;

(C)                               any Disposition of Property by a Maverix Group Member that is not an Obligor to any other Maverix Group Member;

(D)                               any Disposition of Property (other than secured Intercompany Debt) by an Obligor to any other Obligor;

(E)                                any Disposition permitted pursuant to Section 8.5(e)(i); and

(F)                                 any other Dispositions of Property (other than Intercompany Debt), if the aggregate fair market value of the Property being Disposed of does not exceed, in any Fiscal Year, 5% of the consolidated book value of all assets of the Borrower, calculated using the annual audited consolidated financial statements of the Borrower as of the end of the most recently completed Fiscal Year at the time of any such Disposition and the aggregate fair market value of all such Dispositions completed between the Closing Date and the Maturity Date does not exceed 15% of the consolidated book value of all assets of the Borrower, calculated using the annual audited consolidated financial statements of the Borrower as of the end of the most recently completed Fiscal Year at the time of the most recently completed Disposition.

(e)                                                          Corporate Matters. No Obligor shall:

(i)                                     directly or indirectly, Dispose of all or substantially all of its Property and shall not merge or amalgamate pursuant to statutory authority or otherwise with any other Person except upon compliance with Article 12;

(ii)                                  change its name, adopt a French form of name or change its chief executive office, principal place of business or the location at which it issues accounts or maintains its books and records, in each case without providing the Agent with 30 days’ prior written notice thereof;

(iii)                               change its jurisdiction of incorporation or formation without providing the Agent with 30 days’ prior written notice thereof, provided that the Borrower may not change its jurisdiction of incorporation or formation to a place outside of Canada or the United States without the prior written consent of the Required Lenders;

(iv)                              change its fiscal year end; or

(v)                                 change its auditors, except for a change to another “big four” Canadian accounting firm.

(f)                                   Acquisitions. No Obligor shall, nor shall it permit any of its Subsidiaries to, make any Acquisition other than a Permitted Acquisition provided no Default or Event of Default has occurred and is continuing or could occur as a result of such Acquisition.

(g)                                  Investments. No Obligor shall, nor shall it permit any of its Subsidiaries to, make any Investments other than Permitted Investments.

(h)                                 Distributions. No Obligor shall make any Distribution other than Permitted Distributions.

(i)                                     No Share Issuance. No Obligor (other than the Borrower) shall issue any Equity Interests unless the Person to whom such Equity Interests are issued is an Obligor and then only if the additional Equity Interests so issued are concurrently pledged to the Agent pursuant to the Security Documents.

(j)                                    Restriction on Non-Arm’s Length Transactions. No Obligor shall enter into any transaction or agreement with any Person not at Arm’s Length with such Obligor other than the Loan Documents and any Intercompany Debt, provided that such restriction shall not: (i) restrict the Obligors from carrying out good faith internal Tax structuring transactions among the Obligors, provided that any such Tax structuring does not impair the Lenders’ security interests pursuant to the Security Documents and are not otherwise materially adverse to the Lenders, or (ii) limit the payment of Permitted Distributions.

(k)                                 Consensual Limitations. No Obligor shall create, incur, assume or suffer to exist, or permit any of its Subsidiaries to create, incur, assume or suffer to exist, any consensual limitation or restriction on its ability to make any payments to the Agent or the Lenders, or provide the security contemplated in the Guarantees or the Security Documents to the Agent, or perform or observe any of its other covenants or agreements under any of the Loan Documents, as and when required hereunder and thereunder.

(l)                                     Amendments to Organizational Documents. No Obligor shall amend, nor permit any of its Subsidiaries to amend, its Constating Documents in a manner that would be prejudicial to the interests of the Agent or any of the Lenders under the Loan Documents or which could reasonably be expected to result in a Material Adverse Change.

(m)                             Amendments to Intercompany Debt. No Obligor shall amend any Intercompany Debt in a manner that would be prejudicial to the interests of the Agent or any of the Lenders under the Loan Documents.

(n)                                 No Change in Accounting Treatment or Reporting Practices. No Obligor shall, and shall not permit any of its Subsidiaries to, make any material change in its accounting or reporting or financial reporting practices, except as required by GAAP from time to time or by Applicable Law and which changes are disclosed to the Agent.

(o)                                 Material Subsidiaries. Each Obligor shall ensure that no Material Subsidiary that has not yet become an Obligor in accordance with Section 3.1(b) breaches any covenant contained in the Loan Documents.

ARTICLE 9

EVENTS OF DEFAULT

9.1                                                                               Events of Default

The occurrence of any one or more of the following events (each such event and the expiry of the cure period, if any, provided in connection herewith, being herein referred to as an “Event of Default”) shall constitute an event of default under this Agreement:

(a)                                 if the Borrower fails to pay any amount of principal of any Advance when due and payable;

(b)                                 if any Obligor fails to pay any amount of interest (including any amount relating to an L/C) when due or, to pay fees or other Obligations (other than principal and interest) within two Banking Days of when due;

(c)                                  if the CEF Repayment Date has not occurred on or prior to August 17, 2018;

(d)                                 if any Obligor makes any certification, representation or warranty under or pursuant to any of the Loan Documents which is incorrect, misleading or incomplete in any material respect when made or deemed to be made and the same is not remedied within 30 days of the earlier of the Borrower’s receipt of notice from the Agent identifying the incorrect, misleading or incomplete certification, representation or warranty and requiring the Borrower to remedy the same or the Borrower becoming aware of the same;

(e)                                  if any Obligor:

(i)                                     becomes insolvent, or generally does not or becomes unable to pay its debts or meet its liabilities as the same become due, or admits in writing its inability to pay its debts generally, or declares any general moratorium on its indebtedness (or a moratorium is otherwise declared in respect of any of its indebtedness), or proposes a compromise or arrangement between it or any class of its creditors;

(ii)                                  commits an act of bankruptcy under the Bankruptcy and Insolvency Act (Canada) or under analogous foreign law, or makes an assignment of its property for the general benefit of its creditors under such Act or under analogous foreign law, or makes a proposal (or files a notice of its intention to do so) under such Act or under analogous foreign law;

(iii)                               institutes any proceeding seeking to adjudicate it an insolvent, or seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of its or its debts or any other relief, under any federal, provincial, state or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and any applicable corporations legislation) or at common law or in equity, or files an answer admitting the material allegations of a petition filed against it in any such proceeding;

(iv)                              applies for the appointment of, or the taking possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property; or

(v)                                 threatens to do any of the foregoing, or takes any action, corporate or otherwise, to approve, effect, consent to or authorize any of the actions described in this Section 9.1(e) or otherwise acts in furtherance thereof or fails to act in a timely and appropriate manner in defence thereof;

(f)                                   any petition is filed, application made or other proceeding instituted against or in respect of any Obligor:

(i)                                     seeking to adjudicate it an insolvent;

(ii)                                  seeking a receiving order against it under the Bankruptcy and Insolvency Act (Canada) or under analogous foreign law;

(iii)                               seeking liquidation, dissolution, winding-up, reorganization, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts or any other relief under any federal, provincial or foreign law now or hereafter in effect relating to bankruptcy, winding-up, insolvency, reorganization, receivership, plans of arrangement or relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) and any applicable corporations legislation or at common law or in equity); or

(iv)                              seeking the entry of an order for relief or the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager,

sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for it or any substantial part of its property;

and such petition, application or proceeding continues undismissed, or unstayed and in effect, for a period of 30 days after the institution thereof, provided that if an order, decree or judgment is granted or entered (whether or not entered or subject to appeal) against such Person thereunder in the interim, such grace period will cease to apply, and provided further that if such Person files an answer admitting the material allegations of a petition filed against it in any such proceeding, such grace period will cease to apply;

(g)                                  any corporate action, resolution or other procedure or step is taken:

(i)                                     seeking any of the events referred to in Section 9.1(f)(iii) in respect of any Obligor;

(ii)                                  for the appointment of, or the taking of possession by, a receiver, interim receiver, receiver/manager, sequestrator, conservator, custodian, administrator, trustee, liquidator or other similar official for or to any Obligor or any substantial part of its property; or

(iii)                               for the enforcement of any Lien over any property of any Obligor;

(h)                                 any other event occurs which, under the laws of any applicable jurisdiction, has an effect equivalent to any of the events referred to in Sections 9.1(e), 9.1(f) or 9.1(g) and if the event is equivalent to the event referred to in Section 9.1(f), the 30-day grace period will apply as set out in Section 9.1(f);

(i)                                     if the Obligors shall, or shall permit any of their Subsidiaries, as the case may be, to, default in the observance or performance of any agreement, covenant or condition contained in Article 4 and Sections 8.1, 8.4, 8.5 and 12.1;

(j)                                    if any one or more of the Obligors shall fail to pay the principal of (or lease payments on), or premium or interest on, any Debt outstanding in a principal amount which, when aggregated with the principal amount of all other Debt in respect of which any of them has failed to pay the principal of, or premium or interest on, exceeds US$5,000,000 (or the Equivalent Amount in any other currency) (excluding Debt due to the Lenders hereunder and Intercompany Debt) (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt, or any other event of default or early termination event (howsoever described or designated) shall occur or condition shall exist, and shall continue after the applicable grace period, if any, specified in any agreement or instrument relating to any such Debt and the effect of such event is to accelerate, or permit the acceleration of, Debt of any of them in a principal amount which, when aggregated with the principal amount of all other Debt of any of them which is, or may be, declared due and payable prior to its specified maturity as a result of an event of default, exceeds US$5,000,000 (or the Equivalent Amount in any other currency);

(k)                                                         without limited the generality of Section 9.1(j), if any default or event of default (howsoever described or designated) occurs under the CEF Credit Facility;

(l)                                                             if (i) the obligations of any Obligor hereunder or under the other Loan Documents shall cease to constitute the legal, valid and binding obligations of such Obligor, (ii) any Loan Document shall cease to be in full force and effect, or (iii) any Obligor shall have contested the validity of the Loan Documents or denied that it had any liability thereunder;

(m)                                                     if any judgment or order or series of judgments or orders (whether or not related) for the payment of money in an aggregate amount in excess of US$5,000,000 (or the Equivalent Amount in any other currency), other than any judgment or order for which one or more of the Obligors will recover under a policy of insurance, shall be rendered against any one or more of the Obligors and: (i) such judgment or order or series of judgments and/or orders are final with no further right of appeal and the Borrower has not satisfied the Required Lenders, acting reasonably, that the Borrower or any other Obligor (as applicable) is able to satisfy such judgment or order or series of judgments and/or orders; or (ii) enforcement proceedings shall have been commenced by any creditor upon such judgment or order or series of judgments and/or orders, as the case may be; or (iii) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order or series of judgments and/or orders, as the case may be, by reason of a pending appeal or otherwise, shall not be in effect;

(n)                                                         the occurrence of a Material Adverse Change;

(o)                                                         if the security interest in favour of the Agent pursuant to the any of the Security Documents shall cease to constitute a perfected first priority Lien, subject only to Permitted Liens, in favour of the Agent;

(p)                                                         if a Change of Control shall occur; or

(q)                                                         if any Obligor shall default in the observance or performance of any agreement, covenant or condition contained in any Loan Document to which it is a party (other than a covenant or condition whose breach or default in performance is elsewhere in this Section 9.1 specifically dealt with) and such default (if capable of remedy) shall remain unremedied for 30 days.

9.2                                                                               Acceleration and Termination of Rights

(a)                                                         Upon the occurrence of an Event of Default and at any time thereafter while an Event of Default is continuing, the Agent may, in consultation with the Lenders (and, if so instructed by the Required Lenders, shall), by written notice to the Borrower:

(i)                                     declare the Advances to be immediately due and payable (whereupon the same shall become so payable together with accrued interest thereon and any other sums then owed by the Borrower hereunder or under any other

Loan Document) or declare such Advances to be due and payable on demand of the Agent; and/or

(ii)                                  declare that all of the Commitments shall be cancelled, whereupon the same shall be cancelled and the Commitment of each Lender shall be reduced to zero; and/or

(iii)                               exercise any or all of its rights, remedies or powers under or pursuant to the Loan Documents.

(b)                                                         If, pursuant to this Section 9.2, the Agent declares any Advances to be due and payable on demand, then, and at any time thereafter, the Agent may (and, if so instructed by the Required Lenders, shall) by written notice to the Borrower call for repayment of such Advances on such date or dates as it may specify in such notice (whereupon the same shall become due and payable on such date together with accrued interest thereon and any other sums then owed by the Borrower hereunder or under any other Loan Document and the provisions of Section 9.8 shall apply) or withdraw its declaration with effect from such date as it may specify in such notice.

(c)                                                          Notwithstanding subsection (a), if an Event of Default under Section 9.1(e), 9.1(f), 9.1(g) or 9.1(h) occurs and is continuing, then without prejudice to the other rights of the Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders (all of which are hereby expressly waived by the Borrower), and without presentment, demand or protest (all of which are hereby expressly waived by the Borrower), the Lenders’ obligations to make Advances shall immediately terminate and the Obligations shall immediately become due and payable.

9.3                                                                               Payment of L/Cs and B/As

If any Event of Default shall occur and be continuing such that the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all other payments due hereunder by the Borrower which are unmatured shall become immediately due and payable in accordance with the provisions of Section 9.2, then the Agent may (and, if so instructed by the Required Lenders, shall), by written notice to the Borrower require the Borrower to pay to the Agent (i) on behalf of the Lenders, an amount equal to the face amount of outstanding B/As and (ii) on behalf of the Issuing Bank, an amount equal to the undrawn face amount of any Letters of Credit issued and outstanding under the Credit and such amount shall be held by the Agent on deposit in trust for the Lenders and/or the Issuing Bank (as applicable) until the maturity date of such B/A and/or Letter of Credit, as applicable. Upon receipt of such payment, the Borrower shall be discharged from its obligations under Section 6.6 in respect of any such B/As or any such Letter of Credit.

9.4                                                                               Remedies

If an Event of Default has occurred and is continuing such that the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all other payments due hereunder by the Borrower which are unmatured shall become immediately due and payable in accordance with the provisions of Section 9.2, the Guarantees and the Security Documents shall become immediately enforceable and Agent may, in consultation with the Lenders (and if so instructed by the Required Lenders, shall) take such action or proceedings on behalf of the Lenders and in compliance with Applicable Law as is or may be expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Obligors.

9.5                                                                               Saving

Neither the Agent nor any Lender shall be under any obligation to the Obligors or any other Person to realize any collateral or enforce the Guarantees, the Security Documents or any part thereof or to allow any collateral to be sold, dealt with or otherwise disposed of. Neither the Agent nor any Lender shall be responsible or liable to the Obligors or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Guarantees, the Security Documents or any part thereof or the failure to allow any collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer, agent, servant or adviser in connection with any of the foregoing, except that the Agent or a Lender may be responsible or liable for any loss or damage (excluding incidental, consequential or special damages) arising from its wilful misconduct or gross negligence.

9.6                                                                               Perform Obligations

If an Event of Default has occurred and is continuing, the Agent may, in consultation with the Lenders (and if so instructed by the Required Lenders, shall) perform any such covenants or agreements in any manner deemed fit by the Agent without thereby waiving any rights to enforce the Loan Documents. All expenses (including any legal costs) paid by the Agent and/or the Lenders in respect of the foregoing shall form part of the Obligations and shall be guaranteed by the Guarantees and secured by the Security Documents.

9.7                                                                               Third Parties

No Person dealing with the Agent or any Lender or any other agent of the Lenders shall be concerned to inquire whether the Loan Documents have become enforceable, or whether the powers which the Agent or the Lenders or such other agent are purporting to exercise have become exercisable, or whether any Obligations remain outstanding, or as to the necessity or expediency of the stipulations and conditions subject to which any action shall be taken, or otherwise as to the propriety or regularity of any action that is proposed.

9.8                                                                               Remedies Cumulative

It is expressly understood and agreed that the rights and remedies of the Lenders and the Agent hereunder or under any other Loan Document or other instrument executed pursuant to this Agreement are cumulative and are in addition to and not in substitution for any rights or remedies provided by law or by equity; and any single or partial exercise by the Lenders or the Agent of any right or remedy for a default or breach of any term, covenant, condition or agreement contained in this Agreement or any other Loan Document shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Lenders or the Agent may be lawfully entitled for such default or breach. Any waiver by the Lenders or the Agent of the strict observance, performance or compliance with any term, covenant, condition or other matter contained herein and any indulgence granted, either expressly or by course of conduct, by the Lenders or the Agent shall be effective only in the specific instance and for the purpose for which it was given and shall be deemed not to be a waiver of any rights and remedies of the Lenders or the Agent under this Agreement or any other Loan Document as a result of any other default or breach hereunder or thereunder.

9.9                                                                               Suspension of Lenders’ Obligations

Without prejudice to the rights which arise out of this Agreement or by law, the occurrence of a Default or Event of Default shall, while such Default or Event of Default shall be continuing, relieve the Lenders of all obligations to make any Advances hereunder (whether or not any notice in respect of any such Advance shall have been received by the Agent prior to the occurrence of a Default or Event of Default) or to accept or comply with any notice or to convert any Advance into a B/A Advance or a LIBOR Advance (except, provided no Event of Default has occurred and is continuing, a conversion permitted by the Agent in its discretion in accordance with the provisions of Section 6.4) or to accept any notice in respect of a rollover of a LIBOR Advance or B/A Advance or accept or purchase drafts or B/As in replacement of maturing B/As.

9.10                                                                        Set-Off or Compensation

If an Event of Default has occurred and is continuing, each of the Agent and the Lenders and each of their respective Affiliates is hereby authorized at any time and from time to time to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender or any such Affiliate to or for the credit or the account of any Obligor against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to the Agent and/or such Lender, irrespective of whether or not the Agent and/or such Lender has made any demand under this Agreement or any other Loan Document and although such obligations of such Obligor may be contingent or unmatured or are owed to a branch or office of the Agent and/or such Lender different from the branch or office holding such deposit or obligated on such indebtedness. The rights of the Agent and/or each of the Lenders and their respective Affiliates under this Section 9.10 are in addition to other rights and remedies (including other rights of setoff, consolidation of accounts and bankers’ lien) that the Agent and/or the Lenders or their respective Affiliates may have. The Agent and each Lender agrees to promptly notify the Borrower and the Agent (or in the case of the Agent, the Lenders) after any such setoff and application, but the failure to give such notice shall not affect the validity of such setoff and application. If any Affiliate of the Agent or a Lender exercises any rights under this Section 9.10, it shall share the benefit received in accordance with Section 10.6 as if the benefit had been received by the Lender of which it is an Affiliate.

9.11                                                                        Application of Payments After an Event of Default

Subject to the terms of any Intercreditor Agreement, if any Event of Default shall occur and be continuing such that the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all other payments due hereunder by the Borrower which are unmatured shall become immediately due and payable in accordance with the provisions of Section 9.2, all payments made by the Borrower hereunder or payments made pursuant to any of the provisions of any of the Guarantees shall be applied in the following order:

(a)                                 to amounts due hereunder as costs and expenses of the Agent;

(b)                                 to amounts due hereunder as costs and expenses of the Lenders;

(c)                                  to amounts due hereunder as fees;

(d)                                 to amounts due hereunder as interest;

(e)                                  rateably to amounts due hereunder as principal and amounts due in respect of any Other Secured Obligations with the Lenders or any of their Affiliates; and

(f)                                   any balance to the Borrower or as a court of competent jurisdiction shall determine.

ARTICLE 10

AGENCY PROVISIONS

10.1                                                                        Authorization of Agent

(a)                                 Each of the Lenders hereby irrevocably appoints CIBC as the Agent to act on its behalf as the Agent hereunder and under the other Loan Documents and authorizes the Agent to take such actions on its behalf and to exercise such powers as are delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto.

(b)                                 Without limiting Section 10.1(a), each of the Lenders grants to the Agent:

(i)                                     a power of attorney, for the purposes of Applicable Laws in respect of the Guarantees and Security Documents to sign documents comprising the Guarantees and the Security Documents from time to time (as the party accepting the grant of the Guarantees and the Security Documents); and

(ii)                                  the right to delegate its authority as attorney to any other Person, whether or not an officer or employee of the Agent.

10.2                                                                        Rights as a Lender

The Person serving as the Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Obligor or any Affiliate thereof as if such Person were not the Agent and without any duty to account to the Lenders.

10.3                                                                        Exculpatory Provisions

(a)                                 The Agent shall not have any duties or obligations except those expressly specified herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Agent:

(i)                                     shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Loan Documents), but the Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Agent to liability or that may be contrary to any Loan Document or Applicable Law; and

(ii)                                  shall not, except as expressly specified herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Agent or any of its Affiliates in any capacity.

(b)                                 The Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as is necessary, or as the Agent believes in good faith is necessary, under the provisions of the Loan Documents) or (ii) in the absence of its own gross negligence or wilful misconduct. The Agent shall be deemed not to have knowledge of any Default or Event of Default unless and until notice describing the Default or Event of Default is given to the Agent by the Borrower or a Lender.

(c)                                  Except as otherwise expressly specified in this Agreement, the Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or (v) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent.

10.4                                                                        Reliance by Agent

The Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, internet or intranet posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of an Advance, or the issuance of an L/C, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Bank, the Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless the Agent has received notice to the contrary from such Lender or Issuing Bank before the making of such Advance or the issuance of such L/C. The Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

10.5                                                                        Delegation of Duties

The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Agent from among the Lenders (including the Person serving as Agent) and their respective Affiliates. The Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such subagent and to the Related Parties of the Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Credit as well as activities as Agent.

10.6                                                                        Direct Payments

(a)                                 If any Lender, by exercising any right of setoff or counterclaim or otherwise, obtains any payment or other reduction that might result in such Lender receiving payment or other reduction of a proportion of the aggregate amount of its Advances and accrued interest thereon or other Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such payment or other reduction shall (a) notify the Agent of such fact and (b) purchase (for cash at face value) participations in the Advances and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders rateably in accordance with the aggregate amount of principal of and accrued interest on their respective Advances and other amounts owing them, provided that:

(i)                                     if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest;

(ii)                                  the provisions of this Section 10.6(a) shall not be construed to apply to (A) any payment made by any Obligor pursuant to and in accordance with the express terms of this Agreement or (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Advances to any assignee or participant, other than to any Obligor or any Affiliate of an Obligor (as to which the provisions of this Section 10.6(a) shall apply); and

(iii)                               the provisions of this Section 10.6(a) shall not be construed to apply to (A) any payment made while no Event of Default has occurred and is continuing in respect of obligations of the Borrower to such Lender that do not arise under or in connection with the Loan Documents, (B) any payment made in respect of an obligation that is secured by a Permitted Lien or that is otherwise entitled to priority over the Borrower’s obligations under or in connection with the Loan Documents, (C) any reduction arising from an amount owing to an Obligor upon the termination of Derivatives entered into between the Obligor and such Lender except for a net amount available after the termination of all Derivatives entered into between the Obligors and such Lender and the setoff of resulting amounts owing by the Obligors and to the Obligors, or (D) any payment to which such Lender is entitled as a result of any form of credit protection obtained by such Lender.

(b)                                 The Obligors consent to the foregoing and agree, to the extent they may effectively do so under Applicable Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Obligor rights of setoff and counterclaim and similar rights of Lenders with respect to such participation as fully as if such Lender were a direct creditor of each Obligor in the amount of such participation.

10.7                                                                        Administration of the Credit

(a)                                 Unless otherwise specified herein, the Agent shall perform the following duties under this Agreement:

(i)                                     before an Advance, ensure that all conditions precedent have been fulfilled in accordance with the terms of this Agreement, subject to Section 13.2 and any other applicable terms of this Agreement;

(ii)                                  take delivery of each Lender’s Applicable Percentage of an Advance and make all Advances hereunder in accordance with the procedures in Section 6.8;

(iii)                               use reasonable efforts to collect promptly all sums due and payable by the Borrower pursuant to this Agreement;

(iv)                              make all payments to the Lenders in accordance with the provisions of this Agreement;

(v)                                 hold the Guarantees and any security or collateral as agent on behalf of the Lenders;

(vi)                              hold all legal documents relating to the Credit, maintain complete and accurate records showing all Advances made by the Lenders, all remittances and payments made by the Borrower to the Agent, all remittances and payments made by the Agent to the Lenders and all fees or any other sums received by the Agent and, except for accounts, records and documents relating to the fees payable under the Fee Letter, allow each Lender and its advisors to examine such accounts, records and documents at its own expense, and provide any Lender, upon reasonable notice, with such copies thereof as such Lender may reasonably require from time to time at the Lender’s expense;

(vii)                           except as otherwise specifically provided for in this Agreement, promptly advise each Lender on receipt of each notice and deliver to each Lender, promptly upon receipt, all other written communications furnished by the Obligors to the Agent on behalf of the Lenders pursuant to this Agreement, including without limitation copies of financial reports and certificates which are to be furnished to the Agent;

(viii)                        forward to each of the Lenders, on request and at the expense of the Lender so requesting (other than customary record books which shall be provided at the expense of the Borrower), copies of this Agreement, the Guarantees and other Loan Documents (other than the Fee Letter); and

(ix)                              promptly forward to each Lender, on request, an up-to-date loan status report.

(b)                                 The Agent may take the following actions only with the prior consent of the Required Lenders, unless otherwise specified in this Agreement:

(i)                                     subject to Section 10.7(c), exercise any and all rights of approval conferred on the Lenders by this Agreement;

(ii)                                  give written notice to the Obligors in respect of any matter in respect of which notice may be required, permitted, necessary or desirable in accordance with or pursuant to this Agreement, promptly after receiving the consent of the Required Lenders, except that the Agent shall, without direction from the Lenders, immediately give the Borrower notice of any payment that is due or overdue under the terms of this Agreement unless the Agent considers that it should request the direction of the Required Lenders, in which case the Agent shall promptly request that direction;

(iii)                               amend, modify or waive any of the terms of this Agreement, including waiver of a Default, if such action is not otherwise provided for in Section 10.7(c);

(iv)                              declare an Event of Default or take action to enforce performance of the Obligations and the Guarantees and/or pursue any other legal remedy necessary;

(v)                                 decide to accelerate the amounts outstanding under the Credit; and

(vi)                              pay insurance premiums, taxes and any other sums as may be reasonably required to protect the interests of the Lenders.

(c)                                  The Agent may take the following actions only if the prior unanimous consent of the Lenders is obtained, unless otherwise specified herein:

(i)                                     amend, modify, discharge, terminate or waive any of the provisions of Section 5.1;

(ii)                                  amend, modify, discharge, terminate or waive any of the terms of the Guarantees or the Security Documents or release any security other than as expressly contemplated in the Loan Documents;

(iii)                               amend, modify, discharge, terminate or waive any of the terms of this Agreement if such amendment, modification, discharge, termination or waiver would change the amount of the Credit, amend the purpose of the Credit, reduce the interest rates and similar charges applicable to the Credit, reduce the fees payable with respect to the Credit, extend any date fixed for payment of principal, interest or any other amount relating to the Credit or extend the term of the Credit; or

(iv)                              amend the definition of “Required Lenders” or this Section 10.7(c).

For greater certainty, no Lender’s Commitment or Applicable Percentage may be amended without the consent of that Lender. Provided further that no amendment, waiver or consent, unless in writing and signed by the Agent in addition to the Lenders required herein above to take such action, reflects the rights or duties of the Agent under any Loan Documents or in respect of any Advance.

(d)                                 Notwithstanding Sections 10.7(b) and 10.7(c), the Agent may, without the consent of the Lenders, make amendments to the Loan Documents that are for the sole purpose of curing any immaterial or administrative ambiguity, defect or inconsistency, but shall immediately notify the Lenders of any such action. The Agent may also discharge any Guarantee or Security Document and the other obligations under the Loan Documents of any Obligor except the Borrower to the extent necessary to allow any Obligor to complete any sale or other disposition of Property permitted by this Agreement or any consent or waiver pursuant to this Agreement.

(e)                                  As between the Obligors, on the one hand, and the Agent and the Lenders, on the other hand:

(i)                                     all statements, certificates, consents and other documents which the Agent purports to deliver on behalf of the Lenders or the Required Lenders shall be binding on each of the Lenders, and the Obligors shall not be required to ascertain or confirm the authority of the Agent in delivering such documents;

(ii)                                  all certificates, statements, notices and other documents which are delivered by the Obligors to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders; and

(iii)                               all payments which are delivered by the Borrower to the Agent in accordance with this Agreement shall be deemed to have been duly delivered to each of the Lenders.

(f)                                   Except in its own right as a Lender, the Agent shall not be required to advance its own funds for any purpose, and in particular, shall not be required to pay with its own funds insurance premiums, taxes or public utility charges or the cost of repairs or maintenance with respect to any Property that is the subject matter of any security, nor shall it be required to pay with its own funds the fees of solicitors, counsel, auditors, experts or agents engaged by it as permitted hereby.

10.8                                                                        Rights of Agent

(a)                                 In administering the Credit, the Agent may retain, at the expense of the Lenders if such expenses are not recoverable from the Borrower, such solicitors, counsel, auditors and other experts and agents as the Agent may select, in its sole discretion, acting reasonably and in good faith after consultation with the Lenders.

(b)                                 The Agent shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed by the proper individual or individuals, and shall be entitled to rely and shall be protected in relying as to legal matters upon opinions of independent legal advisors selected by it. The Agent may also assume that any representation made by the Borrower is true and that no Default has occurred unless the officers or employees of the Lender acting as Agent, active in their capacity as officers or employees responsible for the Borrower’s account, have actual knowledge to the contrary or have received notice to the contrary from any other Party.

(c)                                  The Agent shall be entitled to receive a fee for acting as Agent as agreed between the Agent and the Borrower from time to time

10.9                                                                        Acknowledgements, Representations and Covenants of Lenders

(a)                                 Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

(b)                                 Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its Constating Documents and any Applicable Law and has not violated its Constating Documents or any Applicable Law by so doing.

(c)                                  Each Lender agrees to indemnify the Agent and hold it harmless (to the extent not reimbursed by the Borrower), rateably according to its Applicable Percentage (and not jointly or jointly and severally) from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel, which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated. However, no Lender shall be liable for any portion of such losses, claims, damages, liabilities and related expenses resulting from the

Agent’s gross negligence or wilful misconduct. The Agent shall not be required to take or continue any action unless the Agent has received sufficient funds or arrangements satisfactory to it for indemnification to cover the cost of the proposed action.

(d)                                 To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Sections 13.7(a) and 13.7(b) to be paid by it to the Agent (or any subagent or Related Party thereof), each Lender severally agrees to pay to the Agent (or any sub-agent or Related Party) such Lender’s Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such subagent) in connection with such capacity. The obligations of the Lenders under this Section 10.9 are subject to the other provisions of this Agreement concerning several liability of the Lenders.

(e)                                  Each of the Lenders acknowledges and confirms that in the event that the Agent does not receive payment in accordance with this Agreement, it shall not be the obligation of the Agent to maintain the Credit in good standing nor shall any Lender have recourse to the Agent in respect of any amounts owing to such Lender under this Agreement.

(f)                                   Each Lender acknowledges and agrees that its obligation to advance its Applicable Percentage of Advances in accordance with the terms of this Agreement is independent and in no way related to the obligation of any other Lender hereunder.

(g)                                  Each Lender acknowledges receipt of a copy of this Agreement, the Guarantees (to the extent that the Guarantees have been delivered) and any Intercreditor Agreement existing as of the date of this Agreement and acknowledges that it is satisfied with the form and content of such documents.

10.10                                                                 Collective Action of the Lenders

Each of the Lenders hereby acknowledges that to the extent permitted by Applicable Law, the remedies provided under the Loan Documents to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder and under the Guarantees, the Security Documents and any security are to be exercised not severally, but by the Agent in accordance with the Loan Documents. Accordingly, notwithstanding any of the provisions contained in any Loan Document, each of the Lenders hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder, including any declaration of default hereunder or thereunder but that any such action shall be taken only by the Agent in accordance with the Loan Documents. Each of the Lenders hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Agent to the extent requested by the Agent. Notwithstanding the foregoing, in the absence of instructions from the Lenders and where in the sole opinion of the Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Lenders.

10.11                                                                 Successor Agent

(a)                                 The Agent may at any time give notice of its resignation to the Lenders, the Issuing Bank and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right to appoint a successor, which shall be a Lender having an office in Toronto, Ontario or an Affiliate of any such Lender with an office in Toronto. The Agent may also be removed at any time by the Required Lenders upon 30 days’ notice to the Agent and the Borrower as long as the Required Lenders appoint and obtain the acceptance of a successor within such 30 days of such notice being given, which shall be a Lender having an office in Toronto or an Affiliate of any such Lender with an office in Toronto.

(b)                                 If no such successor has been so appointed by the Required Lenders and has accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may on behalf of the Lenders appoint a successor Agent meeting the qualifications specified in the immediately preceding paragraph, provided that if the Agent notifies the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that the retiring Agent shall continue to hold the Guarantees and any security held by the Agent on behalf of the Lenders until such time as a successor Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for in the preceding paragraph.

(c)                                  Upon a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. The Borrower shall pay all costs and expenses associated with the appointment of a successor Agent, including fees and disbursements of the Lenders’ legal counsel. After the termination of the service of the former Agent, the provisions of this Article 10 and of Section 13.7 shall continue in effect for the benefit of the former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

10.12                                                                 No Other Duties etc.

Notwithstanding anything herein to the contrary, no Bookrunner, Arranger or holder of a similar title specified in this Agreement shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Agent or a Lender hereunder.

10.13                                                                 Defaulting Lenders

(a)                                 The Issuing Bank shall not be obligated to issue L/Cs to the extent of any Defaulting Lender’s or Impacted Lender’s Applicable Percentage thereof, unless arrangements satisfactory to the Issuing Bank have been entered into with the Borrower or with the Defaulting Lender or Impacted Lender to eliminate the Issuing Bank’s risk with respect to such Defaulting Lender or Impacted Lender (such as depositing Cash Collateral with the Agent for the benefit of the Issuing Bank).

(b)                                 While it is a Defaulting Lender or Impacted Lender, a Lender shall not be entitled to share in an L/C Fee in respect of any L/C, (i) the amount of which is reduced pursuant to Section 10.13(a), or (ii) to the extent that the Borrower has entered into arrangements with the Issuing Bank to eliminate the Issuing Bank’s risk with respect to such Defaulting Lender or Impacted Lender. In the case of (ii), no L/C Fee shall be payable on the portion of the L/C for which the Borrower has entered into those arrangements with the Issuing Bank.

(c)                                  Section 10.13(a) shall not apply to L/Cs that are outstanding at the time a Lender becomes a Defaulting Lender or an Impacted Lender.

10.14                                                                 Reference Lenders

(a)                                 If more than one Lender is a Schedule I Lender, the Agent shall be a Reference Lender and the Borrower shall irrevocably designate a different Lender that is a Schedule I Lender for the purpose of providing quotations to the Agent to be used in determining rates as required by this Agreement.

(b)                                 If any Reference Lender ceases to be a Lender, the Person that originally designated that Reference Lender shall have the right to designate, prior to such Reference Lender ceasing to be a Lender, another Lender that is a Schedule I Lender, failing which the applicable rate shall be determined on the basis of the quotation provided by the notice from the remaining Reference Lender.

(c)                                  If only one Lender is a Schedule I Lender, that Lender shall be deemed to be the Reference Lender and any applicable rate shall be determined on the basis of the quotation provided by that Lender.

10.15                                                                 Provisions Operative Between Lenders and Agent Only

Except for the provisions of Sections 10.7(b), 10.7(e), 10.9(b), 10.9(f), 10.10, 10.11, 10.12, 10.13, 10.14 and 10.15, the provisions of this Article relating to the rights and obligations of the Lenders and the Agent inter se shall be operative as between the Lenders and the Agent only, and the Obligors shall not have any rights or obligations under or be entitled to rely for any purpose on such provisions.

ARTICLE 11

ADDITIONAL LENDERS,

SUCCESSORS AND ASSIGNS

11.1                                                                        Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that no Obligor may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of Section 11.2, (ii) by way of participation in accordance with the provisions of Section 11.4, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 11.5 (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the Parties, their respective successors and assigns permitted hereby, subagents contemplated hereby, Participants to the extent provided in Section 11.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, any sub-agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

11.2                                                                        Assignments by Lenders

(a)                                 Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Advances at the time owing to it), provided that:

(i)                                     except if an Event of Default has occurred and is continuing or in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Advances at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender, the aggregate amount of the Commitment being assigned (which for this purpose includes Advances outstanding thereunder) subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than US$5,000,000, unless each of the Agent and, so long as no Default has occurred and is continuing, the Borrower otherwise consent to a lower amount (each such consent not to be unreasonably withheld or delayed);

(ii)                                  each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement;

(iii)                               any assignment must be approved by the Issuing Bank (such approval not to be unreasonably withheld or delayed) unless the Person that is the proposed assignee is itself already a Lender;

(iv)                              any assignment must be approved by the Agent (such approval not to be unreasonably withheld or delayed) unless:

(A)                               the proposed assignee is itself already a Lender, or

(B)                               the proposed assignee is a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s, S&P and DBRS, respectively;

(v)                                 any assignment must be approved by the Borrower (such approval not to be unreasonably withheld or delayed) unless the proposed assignee is itself already a Lender or a Default has occurred and is continuing; provided that the Parties acknowledge and agree that the consent of the Borrower shall not be considered to have been unreasonably withheld if it is withheld as a result of any proposed assignment to a Foreign Lender where as a result of such assignment any withholding taxes would be exigible in respect of such Foreign Lender; and

(vi)                              the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, together with a processing and recordation fee of US$5,000 and the Eligible Assignee, if it is not a Lender, shall deliver any administrative questionnaire required by the Agent.

(b)                                 Subject to acceptance and recording thereof by the Agent pursuant to Section 11.3, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 13.7, 13.8 and 13.9, and shall continue to be liable for any breach of this Agreement by such Lender, in each case with respect to facts and circumstances occurring before the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 11.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

11.3                                                                        Register

The Agent shall maintain at one of its offices in Toronto, Ontario a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Advances owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

11.4                                                                        Participations

(a)                                 Any Lender may at any time without the consent of, or notice to, the Borrower or the Agent, sell participations to any Eligible Assignee (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its

Commitment and/or the Advances owing to it). However, (i) the Lender’s obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of its obligations, and (iii) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new Advance to the Borrower.

(b)                                 Subject to the immediately following paragraph, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 13.8 and 13.9 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 11.2. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 9.10 as though it were a Lender, provided such Participant agrees to be subject to Section 10.6 as though it were a Lender.

(c)                                  A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 13.8.

11.5                                                                        Certain Pledges

Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, but no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

ARTICLE 12

SUCCESSOR COMPANIES AND

ADDITIONAL OBLIGORS

12.1                                                                        Certain Requirements in Respect of Merger, Etc.

The Obligors shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of any such amalgamation, of the continuing company resulting therefrom, or whereby the obligation of the Borrower or any other Obligor to pay amounts under this Agreement or any other Loan Document would become subject to novation or assumed or undertaken by any other such Person or continuing company, provided that it may do so and such Person or continuing company (the “Successor Corporation”) shall become a party to this Agreement and/or a Guarantee, as the case may be, and the other Loan Documents, if:

(a)                                                         the Successor Corporation is a Guarantor, the Successor Corporation is a Subsidiary of the Borrower;

(b)                                                         any of the predecessors of the Successor Corporation was the Borrower, the Successor Corporation is the Borrower and it shall be organized under the laws of Canada or the United States or any political subdivision thereof;

(c)                                                          any of the predecessors of the Successor Corporation was a Guarantor, the Successor Corporation is a Guarantor or the Borrower;

(d)                                                         the Successor Corporation shall execute and/or deliver to the Agent an agreement supplemental hereto in form reasonably satisfactory to the Agent and execute and/or deliver such other instruments, if any, which to the reasonable satisfaction of the Agent and in the opinion of counsel to the Borrower addressed to the Agent and the Lenders are necessary to evidence (i) the assumption by the Successor Corporation of liability under each Loan Document to which it is a party for the due and punctual payment of all money payable by any of the Obligors, as the case may be, thereunder, (ii) the covenant of the Successor Corporation to pay the same and (iii) the agreement of the Successor Corporation to observe and perform all the covenants and obligations of such Obligor, as the case may be, under each Loan Document and to be bound by all the terms of each Loan Document so far as they relate to such Obligor, which instruments, if any, shall be in form reasonably satisfactory to the Agent; provided there shall be no obligation to deliver such instruments if the Successor Corporation is not an Obligor;

(e)                                                          such transaction shall, to the reasonable satisfaction of the Agent and the Required Lenders, be upon such terms as to preserve and not to impair any of the rights and powers of the Agent, the Lenders and each of them;

(f)                                                           all Other Taxes payable as a result of such transaction have been paid by such Successor Corporation;

(g)                                                          such transaction will not result in any claim for increased costs pursuant to Section 13.9 or result in any Tax being levied on or payable by the Agent or any Lender (except for Excluded Taxes);

(h)                                                         such transaction will not cause, or have the result of the Agent, the Lenders or any of them being in default under, non-compliance with, or violation of, any Applicable Law;

(i)                                                             if the Successor Corporation is an Obligor, an opinion of counsel to the Successor Corporation substantially in the form and as to matters addressed in the opinion of counsel delivered pursuant to Section 5.1(f) shall have been delivered to the Agent;

(j)                                                            if the predecessors of the Successor Corporations are not all Obligors, each of the covenants set forth in Section 8.1 shall be satisfied on an actual and pro forma basis;

(k)                                                         the Successor Corporation does not carry on any material business other than the acquisition of and investment in precious metals royalty and streaming agreements;

(l)                                                             such transaction does not result in a Change of Control;

(m)                                                     such transactions will not, in the opinion of the Agent acting reasonably, result in a Material Adverse Change; and

(n)                                                         no Default or Event of Default shall have occurred and be continuing or will occur as a result of such transaction.

12.2                                                                        Vesting of Powers in Successor

Except in the case of an amalgamation or other transaction pursuant to which the Successor Corporation is liable for all of the obligations of the Borrower or a Guarantor, as the case may be, by operation of law, whenever the conditions of Section 12.1 above have been duly observed and performed, the Agent and each of the Lenders shall execute and deliver the supplemental agreement provided for in Section 12.1(d) and thereupon the Successor Corporation shall possess and from time to time may exercise each and every right and power of an Obligor, as applicable, under this Agreement and the Loan Documents in its own name or in the name of one of the Borrower or the Guarantors, as the case may be, or otherwise and any act or proceeding by any provision of this Agreement required to be done and performed with like force and effect by the like directors or officers of the Successor Corporation.

ARTICLE 13

MISCELLANEOUS PROVISIONS

13.1                                                                        Severability, Etc.

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

13.2                                                                        Amendment, Supplement or Waiver

No amendment, supplement or waiver of any provision of any Loan Document, nor any consent to any departure by an Obligor therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Required Lenders, as the case may be, and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. In addition, any amendment or supplement shall require the written consent of the other parties to the Loan Document in question. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Default or breach by an Obligor of any provision of any Loan Document or the rights resulting therefrom.

13.3                                                                        Governing Law

(a)                                 Each of the Loan Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. Each Obligor irrevocably and unconditionally submits, for itself and its Property, to the non-exclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its Property in the courts of any jurisdiction. Each Obligor irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in court any of the Province of Ontario. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(b)                                 Each Obligor (excluding the Borrower) hereby nominates, constitutes and appoints the Borrower as its agent for service, to act as such and as such to sue and be sued, plead and be impleaded in any court in Ontario, and generally on its behalf to accept service of process and to receive all notices and to do all acts and to execute all deeds and other instruments relating to proceedings in any court in Ontario. This appointment shall be irrevocable without the prior consent of the Required Lenders upon the appointment of a substitute agent acceptable to the Required Lenders acting reasonably and, until that time, service of process or of papers and notices relating to proceedings in any court in Ontario upon the Borrower shall be sufficient service on all Obligors. The Borrower by its execution of this Agreement accepts that appointment.

13.4                                                                        Conflicts

In the event of a conflict in or between the provisions of this Agreement and the provisions of any Schedule annexed hereto or any of the other Loan Documents then, notwithstanding anything contained in such Schedule or other Loan Document, the provisions of this Agreement will prevail and the provisions of such Schedule or other Loan Document will be deemed to be amended to the extent necessary to eliminate such conflict. In particular, if any act or omission of an Obligor is expressly permitted under this Agreement but is expressly prohibited under any Schedule annexed hereto or another Loan Document, such act or omission shall be permitted. If any act or omission is expressly prohibited under any Schedule annexed hereto or a Loan Document (other than this Agreement), but this Agreement does not expressly permit such act or omission, or if any act is expressly required to be performed under such Schedule or such Loan Document but this Agreement does not expressly relieve the applicable Obligor from such performance, such circumstance shall not constitute a conflict in or between the provisions of this Agreement and the provisions of such Schedule or Loan Document.

13.5                                                                        Judgment Currency

To the extent permitted by Applicable Law, if any judgment or order is rendered and expressed in a currency other than the currency (the “Agreement Currency”) in which amounts are payable under the Credit (i) for the payment of any amount owing by the Borrower in respect of the Credit or this Agreement, or (ii) in respect of a judgment or order of another court for the payment of any amount described in (i) above, the Agent and the Lenders, after recovery in full of the aggregate amount to which the Agent and the Lenders are entitled pursuant to the judgment or order, will be entitled to receive immediately from the Borrower the amount of any shortfall in the Agreement Currency received by the Agent or the Lenders as a consequence of sums paid in such other currency and will refund promptly to the Borrower any excess of the Agreement Currency received by the Lender as a consequence of sums paid in such other currency if such shortfall or such excess arises or results from any variation between the rate of exchange at which the Agreement Currency is converted into the currency of the judgment or order for the purposes of such judgment or order and the rate of exchange at which the Agent or the Lenders are able, acting in a reasonable manner and in good faith in converting the currency received into the Agreement Currency, to purchase the Agreement Currency with the amount of the currency of the judgment or order actually received by the Lender. The term “rate of exchange” includes, without limitation, any premiums and costs of exchange payable in connection with the purchase of or conversion into the Agreement Currency. Any amount due from the Borrower under the provisions of this Section 13.5 shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of the Credit or this Agreement.

13.6                                                                        Liability of Lenders

The liability of the Lenders in respect of all matters relating to this Agreement and the other Loan Documents is several and not joint or joint and several. Without limiting that statement, the obligations of the Lenders to make Advances is limited to their respective Applicable Percentages of any Advance that is requested, and, in the aggregate, to their respective Applicable Percentages of the total amounts of the Credit.

13.7                                                                        Expenses and Indemnity

(a)                                 The Borrower shall pay (i) all reasonable out-of-pocket expenses incurred by the Agent, its Affiliates and the Lenders, including the fees, charges and disbursements of counsel for the Agent, in connection with the syndication of the Credit, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby are consummated), (ii) without duplication, all out-of-pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any L/C or any demand for payment thereunder, and (iii) all out-of-pocket expenses incurred by the Agent or any Lender, including the fees, charges and disbursements of counsel, in connection with the enforcement or protection of its rights in connection with this Agreement and the other Loan Documents, including its rights under this Section 13.7, or in connection with the Advances made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Advances.

(b)                                 The Borrower shall indemnify the Agent (and any sub-agent thereof), each Lender and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, Claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel or expert consultation for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by any Obligor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii)any Advance or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Bank to honour a demand for payment under an L/C if the documents presented in connection with such demand do not strictly comply with the terms of such L/C), (iii) any actual or alleged presence or release, spill, leakage, emission, deposit, discharge, leaching, migration or disposition of any Hazardous Materials in, on, under or from any real property as defined in or regulated by any Applicable Law or Governmental Authority from time to time on or from any Property owned or operated by any Maverix Group Member, or any remedial, rehabilitation or other restoration action taken by the Agent or Lender with respect thereto or any actual or alleged breach of Applicable Law with respect to environmental or natural resource matters or human health that is related in any way to any Maverix Group Member Party, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by an Obligor and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, penalties, fines, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee or (y) result from a claim brought by any Obligor against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other Loan Document, if the Obligor has obtained a final and non-appealable judgment in its favour on such claim as determined by a court of competent jurisdiction, nor shall it be available in respect of matters specifically addressed in Sections 13.7(a), 13.8 and 13.9.

(c)                                  All amounts due under this Section 13.7 shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section 13.7 , including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

13.8                                                                        Taxes

(a)                                 If any Obligor, the Agent or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of an Obligor hereunder or under any other Loan Document, then (i) the sum payable shall be increased by that Obligor when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section 13.8) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Obligor shall make any such deductions required to be made by it under Applicable Law, and (iii) the Obligor shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

(b)                                 Without limiting the provisions of the immediately preceding paragraph, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

(c)                                  The Borrower shall indemnify the Agent and each Lender, within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 13.8) paid by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be prima facie evidence of the amount.

(d)                                 As soon as practicable after any payment of Indemnified Taxes or Other Taxes by an Obligor to a Governmental Authority, the Obligor shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

(e)                                  Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of Canada, or any treaty to which Canada is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower or the Agent, deliver to the Borrower (with a copy to the Agent), at the time or times reasonably requested by the Borrower or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding.

(f)                                   If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which an Obligor has paid additional amounts pursuant to this Section 13.8 or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower or the Obligor, as applicable, an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by such Borrower or Obligor under this Section 13.8 with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). Each Borrower or Obligor, as applicable, upon the request of the Agent or such Lender, agrees to repay the amount paid over to such Borrower or Obligor (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

13.9                                                                        Increased Costs etc.

(a)                                 If any Change in Law shall:

(i)                                     impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(ii)                                  subject any Lender to any Tax of any kind whatsoever with respect to this Agreement or any Advance made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 13.8 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(iii)                               impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement or Advances made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Advance (or of maintaining its obligation to make any such Advance), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

(b)                                 If any Lender determines that any Change in Law affecting such Lender or any Lending Office of such Lender or such Lender’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Advances made by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender’s policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

(c)                                  A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in this Section 13.9, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)                                 Failure or delay on the part of any Lender to demand compensation pursuant to this Section 13.9 shall not constitute a waiver of such Lender’s right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section 13.9 for any increased costs incurred or reductions suffered more than nine months before the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

13.10                                                                 Mitigation Obligations; Replacement of Lenders

(a)                                 If any Lender requests compensation under Section 13.9, or requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 13.8, then such Lender shall use reasonable commercial efforts to designate a different Lending Office for funding or booking its Advances hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 13.8 or 13.9, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment unless the Borrower has repaid or replaced the Lender in accordance with Section 13.10(b).

(b)                                 If any Lender requests compensation under Section 13.9, if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 13.8, if any Lender’s obligations are suspended pursuant to Section 13.11 or if any Lender defaults in its obligation to fund Advances hereunder, then the Borrower may, at its sole expense and effort, upon 10 days’ notice to such Lender and the Agent, either (i) repay all Obligations to the Lender and reduce the amount of the Credit by an amount equal to the Lender’s Commitment or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 11.2), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(i)                                     in the case of an assignment, the Borrower pays the Agent the assignment fee specified in Section 11.2(a)(vi);

(ii)                                  the Lender receives payment of an amount equal to the outstanding principal of its Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any breakage costs and amounts required to be paid under this Agreement as a result of prepayment to a Lender) from any assignee and/or the Borrower;

(iii)                               in the case of any assignment resulting from a claim for compensation under Section 13.9 or payments required to be made pursuant to Section 13.8, such assignment will result in a reduction in such compensation or payments thereafter; and

(iv)                              any assignment does not conflict with Applicable Law.

(c)                                  A Lender shall not be required to make any such assignment or delegation or accept repayment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation or repayment cease to apply.

13.11                                                                 Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Advance (or to maintain its obligation to make any Advance), or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Advances, or take any necessary steps with respect to any L/C in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted. Each Lender agrees to designate a different Lending Office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

13.12                                                                 Notices

(a)                                 Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 13.12(c)), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier to the addresses or telecopier numbers specified beside the respective signatures of the parties to this Agreement or on any Assignment and Assumption or, if to an Obligor other than the Borrower, in care of the Borrower.

(b)                                 Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given on a Banking Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Banking Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 13.12(c), shall be effective as provided in that Section.

(c)                                  Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Agent, provided that the foregoing shall not apply to notices to any Lender of Advances to be made or L/Cs to be issued if such Lender has notified the Agent that it is incapable of receiving notices under such Article by electronic communication. The Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it, provided that approval of such procedures may be limited to particular notices or communications.

(d)                                 Unless the Agent otherwise prescribes, (i) notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Banking Day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing cluse (i) of notification that such notice or communication is available and identifying the website address therefor.

(e)                                  Any Party may change its address or telecopier number for notices and other communications hereunder by notice to the other Parties.

13.13                                                                 Time of the Essence

Time is of the essence of this Agreement.

13.14                                                                 Term of Agreement

Except as otherwise provided herein, this Agreement shall remain in full force and effect until the indefeasible payment and performance in full in cash of all of the Obligations. The obligations of the Obligors in Sections 13.7, 13.8 and 13.9 and of the Lenders in Section 10.9(c) shall continue for the benefit of those to whom the obligations are owed notwithstanding the termination of this Agreement or the termination of any particular Person’s role as Obligor, Agent or Lender.

13.15                                                                 Counterparts and Facsimile

(a)                                 This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Except as provided in Article 5, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other Parties. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Agreement.

(b)                                 The words “execution”, “signed”, “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

13.16                                                                 Waiver of Jury Trial, Consequential Damages Etc.

(a)                                 Each Party hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory).

(b)                                 To the fullest extent permitted by Applicable Law, the Obligor shall not assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Advance or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(c)                                  The Borrower acknowledges and agree that none of the Agent or the Lenders shall have any liability to it in relation to any due diligence investigations conducted by any of them in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to them any information received or facts disclosed by any such investigations. The Borrower further acknowledges and agrees that it is not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to any of the Agent or the Lenders under or in connection with such due diligence investigations.

(d)                                 Each Party (i) certifies that no representative, agent or attorney of any other Person has represented, expressly or otherwise, that such other Person would not, in the event of litigation, seek to enforce the foregoing waiver and (ii) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents by, among other things, the mutual waivers and certifications in this Section 13.16.

13.17                                                                 Treatment of Certain Information: Confidentiality

(a)                                 Each of the Agent and the Lenders agrees to maintain the confidentiality of Information, except that Information may be disclosed (i) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (ii) to the extent requested by any regulatory authority or Governmental Authority purporting to have jurisdiction over it (including any self-regulatory authority), (iii) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (iv) to any other Party, (v) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan

Document or the enforcement of rights hereunder or thereunder, (vi) subject to an agreement containing provisions substantially the same as those of this Section 13.17, to (A) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (B) any actual or prospective counterparty (or its advisors) to any swap, Derivative, credit-linked note or similar transaction relating to the Borrower and the Obligations, (vii) with the consent of the Borrower, or (viii) to the extent such Information (A) becomes publicly available other than as a result of a breach of this Section 13.17 or (B) becomes available to the Agent or any Lender on a non- confidential basis from a source other than an Obligor.

(b)                                 For purposes of this Section 13.17, “Information” means all information received in connection with this Agreement from any Obligor relating to any Obligor or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis. Any Person required to maintain the confidentiality of Information as provided in this Section 13.17 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such Person normally makes available in the course of its business of assigning identification numbers.

(c)                                  In addition, and notwithstanding anything herein to the contrary, the Agent may provide the information described on Schedule 13.17(c) concerning the Borrower and the Credit to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

13.18                                                                 Entire Agreement

This Agreement and the other Loan Documents constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically specified in this Agreement or any other Loan Document, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the agreements referred to herein, or which induced any Party to enter into this Agreement or the agreements referred to herein or on which reliance is placed by any Party.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement.

Address for Notice
575 — 510 Burrard Street		MAVERIX METALS INC., as Borrower
Vancouver, BC V6C 3A8

Attention:	Chief Financial Officer
Email:	[Redacted — Personal information]	By:	/s/ “Dan O’Flaherty”
		Name:	Dan O’Flaherty
		Title:	Director & Chief Executive Officer
and
		By:	/s/ “Matthew Fargey”
Attention:	General Counsel	Name:	Matthew Fargey
Email:	[Redacted — Personal information]	Title:	Chief Financial Officer

Signature Page to Credit Agreement

Address for Notice
575 — 510 Burrard Street		MAVERIX METALS (AUSTRALIA) PTY
Vancouver, BC V6C 3A8		LTD. ACN 616 221 008 in accordance with
section 127 of the Corporations Act 2001
Attention:	Chief Financial Officer	(Cth), as Guarantor
Email:	[Redacted — Personal information]

and		By:	/s/ “Dan O’Flaherty”
		Name:	Dan O’Flaherty
Attention:	General Counsel	Title:	Director
Email:	[Redacted — Personal information]

		By:	/s/ “Matthew Fargey”
		Name:	Matthew Fargey
		Title:	Director

Signature Page to Credit Agreement

Address for Notice
575 — 510 Burrard Street		MAVERIX METALS (NEVADA) INC., as
Vancouver, BC V6C 3A8		Guarantor

Attention:	Chief Financial Officer
Email:	[Redacted — Personal information]
		By:	/s/ “Dan O’Flaherty”
		Name:	Dan O’Flaherty
and		Title:	Director

Attention:	General Counsel
Email:	[Redacted — Personal information]

Signature Page to Credit Agreement

Address for Notice

Canadian Imperial Bank of Commerce		CANADIAN IMPERIAL BANK OF
161 Bay Street, 8th Floor		COMMERCE, as Administrative Agent and
Toronto, ON M5J 2S8		a Lender

Attention:	Peter Rawlins
Managing Director -
	Corporate Banking	By:	/s/ “Peter Rawlins”
Fax:	[Redacted — Personal information]		Authorized Signing Officer
Email:	[Redacted — Personal information]

and		By:	/s/ “Mark Saraiva”
Canadian Imperial Bank of Commerce			Authorized Signing Officer
595 Bay Street, 5th Floor
Toronto, ON M5G 2C2

Attention:	Global Agent Services
Fax:	[Redacted — Personal information]
Email:	[Redacted — Personal information]

Signature Page to Credit Agreement

Address for Notice
National Bank of Canada		NATIONAL BANK OF CANADA, as Lender
130 King Street West, 32nd Floor
Toronto, ON M5X 1J9

		By:	/s/ “Allan Fordyce”
Attention:	Allan Fordyce Managing Director - Credit Capital	Name:	Allan Fordyce
	Markets	Title:	Managing Director

Fax:	[Redacted — Personal information]	By:	/s/ “David Torrey”
Telephone:	[Redacted — Personal information]	Name:	David Torrey
Email:	[Redacted — Personal information]	Title:	Managing Director

Signature Page to Credit Agreement

SCHEDULE A

LENDERS’ APPLICABLE PERCENTAGES

Canadian Imperial Bank of Commerce	50%

National Bank of Canada	50%

SCHEDULE B

FORM OF ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the “Assignor”) and [Insert name of Assignee] (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the Credit identified below (including, without limitation, any Letters of Credit included in the Credit) and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the “Assigned Interest”). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

(1)         Assignor:

(2)         Assignee:

(3)         Borrower:                                                                  Maverix Metals Inc.

(4)         Agent:                                                                                    Canadian Imperial Bank of Commerce, as the Administrative Agent under the Credit Agreement

(5)                                 Credit Agreement: The US$50,000,000 Credit Agreement dated as of June 20, 2018 among Maverix Metals Inc., as Borrower, certain of the Borrower’s Subsidiaries, as Guarantors, the Lenders parties thereto and Canadian Imperial Bank of Commerce, as Agent

(6)                                 Assigned Interest:

Aggregate Amount of Commitments / Advances for all Lenders(1)	Amount of Commitment / Advances Assigned(1)	Percentage Assigned of Commitment / Advances(2)
$	$		%

$	$		%
$	$		%

(7)                                 [Trade Date: ]

(1)                                 Amount to be adjusted by the counterparties to take into account any reductions made between the Trade Date and the Effective Date.

(2)                                 Set forth, to at least 9 decimals, as a percentage of the Commitments / Advances of all Lenders thereunder.

B-2

Effective Date:             , 20   [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR

[NAME OF ASSIGNOR]

By:
Title:

ASSIGNEE

[NAME OF ASSIGNEE]

By:
Title:

[Consented to and](3) Accepted:

CANADIAN IMPERIAL BANK OF COMMERCE, as Agent

By:
Title:

[Consented to:](4)

[NAME OF RELEVANT PARTY]

By:
Title:

(3)                                 To be added only if the consent of the Agent is required by Section 11.2 of the Credit Agreement.

(4)                                 To be added for each relevant party only if the consent of the Borrower and/or the Issuing Bank is required by Section 11.2 of the Credit Agreement

B-3

ANNEX 1 to Assignment and Assumption

STANDARD TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1.                                      Representations and Warranties.

1.1                               Assignor. The Assignor: (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any Lien and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2                               Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 8.3(a) thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender, and (iv) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to Section 13.8(e) of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2.                                      Payments. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3.                                      General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

SCHEDULE C

COMPLIANCE CERTIFICATE

TO:                                                                           THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO:                                             CANADIAN IMPERIAL BANK OF COMMERCE, as Administrative Agent

595 Bay Street, 5th Floor

Toronto, ON M5G 2C2

Attention:                 Global Agent Administration Services

Fax No.:                         [Redacted — Personal information]

Email:                                    [Redacted — Personal information]

We refer to Section 8.3(a)(iii) of the credit agreement dated as of June 20, 2018 between Maverix Metals Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, Canadian Imperial Bank of Commerce, as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement. This Compliance Certificate relates to t fiscal [quarter/year] ended • (the “[Quarter/Year] End”).

1.                                                                                      The Borrower hereby certifies that:

(a)                                 the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, were true and correct on the [Quarter/Year] End and are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the [Quarter/Year] End and date hereof;

(b)                                 no Default or Event of Default had occurred and was continuing as of the [Quarter/Year] End; and

(c)                                  no Default or Event of Default has occurred and is continuing on the date hereof.

2.                                                                                      The Borrower hereby certifies that, as of the [Quarter/Year] End:

(a)                                 the Leverage Ratio was • to 1 and the maximum Leverage Ratio permitted under the Credit Agreement was less than [3.50/4.00]: 1;

(b)                                 the Interest Coverage Ratio was • :1 and the minimum Interest Coverage Ratio permitted under the Credit Agreement was less than [3.00/2.50]: 1; and

(c)                                  the Tangible Net Worth was US$• and the Minimum Tangible Net Worth was US$•.

3.                                                                                      Appendix A attached sets out the calculations of the ratios etc. referred to in item 2 above.

4.                                                                                      Appendix B attached sets out a complete, detailed and accurate list of all Equity Interests, Debt or other securities owned or held by any Maverix Group Member in any Person who is not a Subsidiary of such Maverix Group Member as at the as at [Quarter/Year] End.

5.                                                                                      Appendix C attached sets out a complete and accurate list of Material Agreements that in the aggregate accounted for not less than 85% of the Borrower’s consolidated revenue as at the [Quarter/Year] End. Except as indicated in Appendix C, all such Material Agreements are Freely Transferrable Material Agreements or consent and acknowledgement agreements from the counterparties thereto have been executed and delivered to the Agent.

DATED , 20 .
MAVERIX METALS INC.

By
Name:
Title:

Name:
Title:

C-2

SCHEDULE 3.1(B)

AGREEMENT OF NEW OBLIGOR

SUPPLEMENT TO CREDIT AGREEMENT

THIS AGREEMENT supplements the credit agreement dated as of June 20, 2018 between Maverix Metals Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, Canadian Imperial Bank of Commerce, as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”).

RECITALS

A.                                    Capitalized terms used and not defined in this Agreement have the meanings defined in the Credit Agreement.

B.                                    The Credit Agreement contemplates that further Subsidiaries of the Borrower shall become Obligors in certain circumstances.

C.                                    • (the “New Subsidiary”) is required by the Credit Agreement to become an Obligor.

D.                                    Documents required by Section 3.1 (b) of the Credit Agreement have been delivered by or in respect of the New Subsidiary.

THEREFORE, for value received, and intending to be legally bound by this Agreement, the parties agree as follows:

1.                                      The New Subsidiary hereby acknowledges and agrees to the terms of the Credit Agreement and agrees to be bound by all obligations of an Obligor under the Credit Agreement as if it had been an original signatory thereto. Without limiting the foregoing, the New Subsidiary certifies that all representations concerning Obligors in the Credit Agreement and each other Loan Document are true and correct with respect to the New Subsidiary as of the date of this Agreement.

2.                                      The Agent, on behalf of the Lenders, acknowledges that the New Subsidiary shall be an Obligor as of the date of this Agreement.

IN WITNESS OF WHICH, the undersigned have executed this Agreement as of • .

CANADIAN IMPERIAL BANK OF COMMERCE, as
Administrative Agent

By:
Name:
Title:

[NEW SUBSIDIARY]

By:
Name:
Title:

2

SCHEDULE 6.5(A)

NOTICE OF ADVANCE, PAYMENT, ROLLOVER OR CONVERSION

TO:                           CANADIAN IMPERIAL BANK OF COMMERCE

595 Bay Street, 5th Floor

Toronto, ON M5G 2C2

Attention:                      Global Agent Administration Services

Fax No.:                              [Redacted — Personal information]

Email:                                         [Redacted — Personal information]

We refer to Section 6.5(a) of the credit agreement dated as of June 20, 2018 between Maverix Metals Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, Canadian Imperial Bank of Commerce, as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the “Credit Agreement”). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

Request for Advance

The Borrower hereby irrevocably requests as follows:

(a)                                 the requested Advance represents the following [check one or more]:

☐	increase in Advances under the Credit
☐	rollover of existing Advances under the Credit
☐	conversion of existing Advances to another type of Advance

(b)                                 the Advance Date shall be

(c)                                  the Advance shall be in the form of [check one or more and complete details]:

☐	Prime Rate Advance
Amount:

☐	B/A Advance
Face Amount:
Term:

☐	Base Rate Advance
Amount:

☐	LIBOR Advance
Amount:

End of LIBOR Period:

☐	Financial L/C
Nominal Amount:
Expiry Date:

[Note: attach proposed form or details]

(d)                                 the proceeds of the Advance shall be deposited in [specify Designated Account]

The Borrower hereby confirms as follows:

(a)                                 the representations and warranties made in Section 7.1 of the Credit Agreement and each of the other Loan Documents, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof;

(b)                                 no Default or Event of Default has occurred and is continuing on the date hereof or will result from the Advance(s) requested herein;

(c)                                  the Borrower will immediately notify you if it becomes aware of the occurrence of any event which would mean that the statements in the immediately preceding clauses (a) and (b) would not be true if made on the Advance Date;

(d)                                 the outstanding principal amount of the CEF Credit Facility on the date hereof is $• and after giving effect to the requested Advances the outstanding principal amount of the Obligations will be $•; and(5)

(e)                                  all other conditions precedents in Sections 5.1 and 5.2 of the Credit Agreement have been fulfilled.

Notice of Payment, Rollover or Conversion

The Borrower hereby irrevocably notifies you of the following:

(a)                                 the payment, rollover or conversion represents the following [check one or more]:

☐                                   reduction in Advances under Credit

☐                                   rollover of existing Advances as the same type of Advance under Credit

☐                                   conversion of existing Advances to another type of Advance under Credit

(b)                                 the payment, rollover or conversion date shall be •, 20•.

(c)                                  the Advance to be paid, rolled over or converted shall be in the form of [check one or more and complete details]:

☐	Prime Rate Advance
Amount: C$

(5)                                 To be included prior to CEF Repayment Date only. The aggregate amount outstanding under both facilities cannot exceed US$50,000,000.

2

☐	B/A Advance
Amount: C$
Maturity Date:

☐	Base Rate Advance
Amount: US$

☐	LIBOR Advance
Amount: US$
Start of current LIBOR Period:

DATED , 20 .
MAVERIX METALS INC.

By
Name:
Title:

Name:
Title:

3

SCHEDULE 7.1(O)

PLACES OF BUSINESS / LOCATIONS OF TANGIBLE PERSONAL PROPERTY

Address of the Obligor’s place of business or, if more than one, the Obligor’s chief executive office:

575 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada

Address(es) where the books and records of the Obligor are located:

St #2300, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5, Canada

Address at which senior management of the Obligor are located and conduct their deliberations and make their business decisions with respect to the business of the Obligor:

575 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada

Address(es) from which the invoices and accounts of the Obligor are issued:

575 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada

Other places where tangible Collateral is located:

N/A

SCHEDULE 7.1(P)

MATERIAL AGREEMENTS

1.                                                                                      LA COLARADA - Long Term Gold Purchase and Sale Agreement dated as of July 7, 2016 among Maverix Metals Inc. (f/k/a MacMillan Minerals Inc.), Plata Panamericana S.A. de C.V. (“Plata”) and Pan American Silver Corp.

2.                                                                                      KARMA - NSR Royalty Agreement dated as of August 23, 2013 among Golden Star Exploration - Burkina S.A., Riverstone Resources Burkina SARL, Yatenga Holdings Limited S.A., Riverstone Karma S.A., True Gold Mining Inc. and Liberty Metals & Mining Holdings, LLC (“Liberty”), as amended by an Amendment Agreement dated as of July 29, 2016 with Liberty’s royalty interests under such agreement sold to Maverix Metals Inc. (“Maverix”) pursuant to a Royalty Purchase Agreement dated as of November 22, 2017 and assigned to Maverix pursuant to a Royalty Assignment Agreement dated as of November 30, 2017

3.                                                                                      MOOSE RIVER - Memorandum of Agreement dated as of February 16, 1996 between Corner Bay Silver Inc. (“Corner”) and D.D.V. Gold Limited, as amended by an Amendment Agreement dated as of August 20, 1999 with Corner’s royalty interests under such agreement sold to Maverix Metals Inc. (f/k/a MacMillan Minerals Inc.) pursuant to a Royalty Purchase and Sale Agreement dated as of July 7, 2016

4.                                                                                      TAVICHE OESTE - Amended and Restated Royalty Agreement dated as of January 30, 2013 between Compania Minera Cuzcatlan S.A. de C.V. and Plata Panamericana S.A. de C.V. (“Plata”), with Plata’s royalty interests under such agreement sold to Maverix Metals Inc. (f/k/a MacMillan Minerals Inc.) pursuant to a Royalty Purchase and Sale Agreement made as of July 7, 2016

5.                                                                                      MT. CARLTON - Royalty Deed dated March 19, 2010 between Conquest Mining Pty Limited (“Conquest”) and Gold Fields Australasia Pty Ltd. (“Gold Fields”) as varied by a Royalty Deed Variation dated as of May 13, 2016 between Gold Fields and Conquest and as assigned by Goldfields to Maverix Metals (Australia) Pty Ltd (“MMA”) pursuant to a Deed of Assignment, Assumption and Release dated as of December 23, 2016 among MMA, Gold Fields and Conquest

6.                                                                                      BETA HUNT - Net Smelter Returns Royalty Agreement dated as of March 2014 between Salt Lake Mining Pty Ltd (“Salt Lake”) and Resource Income Fund, L.P. (“Resource”), as amended by an Amendment to Net Smelter Returns Royalty Agreement dated as of October 31, 2014, as assigned by Resource to Maverix Metals (Australia) Pty Ltd (“MMA”) pursuant to an Assumption Deed dated as of February 21, 2017 among Salt Lake, Resource and MMA

7.                                                                                      BETA/HUNT PROJECT GRR - Royalty Agreement dated April 3, 2014 between St Ives Gold Mining Company Pty Ltd. (“St Ives”) and Salt Lake Mining Pty Ltd. (“Salt Lake”) as assigned by St Ives to Maverix Metals (Australia) Pty Ltd (“MMA”) pursuant to an Assumption Deed dated December 23, 2016 among St. Ives, Salt Lake and MMA

8.                                                                                      VIVIEN - Royalty Deed dated as of October 2012 between Agnew Gold Mining Company Pty Ltd. (“Agnew”) and Ramelius Resources Limited (“Ramelius”), as amended and restated by a Deed of Amendment and Restatement dated as of September 18, 2013 and as assumed by Maverix Metals (Australia) Pty Ltd (“MMA”) from Agnew pursuant to an Assumption Deed dated as of December 23, 2016 among Agnew, Ramelius and MMA

9.                                                                                      FLORIDA CANYON - Net Smelter Returns Royalty Agreement dated as of October 8, 2013 between Standard Gold Mining, Inc., Florida Canyon Mining, Inc. and Resource Income Fund, L.P. (“Resource”), as amended by an Amendment to Net Smelter Returns Royalty Agreement dated as of March 12, 2015, and as assigned by Resource to Maverix Metals (Nevada) Inc. pursuant to an Assignment Agreement dated as of February 21, 2017

2

SCHEDULE 7.1(Q)

ORGANIZATIONAL CHART

(Please see attached.)

SCHEDULE 7.1(T)

REAL PROPERTY INTERESTS

A)           Las Cucharas Property - The Las Cucharas property is located within the Municipality of Huajicori, at the north end of the State of Nayarit in west-central Mexico. Additional information regarding the Las Cucharas Project is available in a Technical Report dated February 27, 2012 written by R.A. Lunceford, M.Sc. CPG, entitled Geological Report and Summary of Field Examination, Las Cucharas Project as filed on SEDAR on March 29, 2012.

Property Interest:

Concession Name	Title	Title owner	Area	Staking date
MINERVA	216955	Minera Macmillan S.A. de C.V.	10.00	6/5/2002
EL ORO	220698	Minera Macmillan S.A. de C.V.	545.00	9/30/2003
AMPLIACION EL ORO	226141	Minera Macmillan S.A. de C.V.	188.00	11/18/2005
MAC-MILLAN	226145	Minera Macmillan S.A. de C.V.	700.00	11/18/2005
EL MILAGRO	226146	Minera Macmillan S.A. de C.V.	360.00	11/18/2005
REY MIDAS II	228915	Minera Macmillan S.A. de C.V.	9.8791	2/20/2007
MAC-ORE CUCHARAS	229475	Minera Macmillan S.A. de C.V.	190.00	4/26/2007
LA MILLONARIA	239761	Minera Macmillan S.A. de C.V.	208.9096	2/28/2012
EL MILAGRO I	239762	Minera Macmillan S.A. de C.V.	392.1139	2/28/2012
REY MIDAS	239763	Minera Macmillan S.A. de C.V.	154.7276	2/28/2012
MARIANA	239764	Minera Macmillan S.A. de C.V.	434.5928	2/28/2012
LA MILLONARIA	239937	Minera Macmillan S.A. de C.V.	218.3554	3/16/2012
HUAJICORI	241551	Minera Macmillan S.A. de C.V.	420.4088	12/19/2012
HUAJICORI FRACC I	241597	Minera Macmillan S.A. de C.V.	540.1727	1/30/2013
HUAJICORI FRACC II	241598	Minera Macmillan S.A. de C.V.	4.1102	1/30/2013
HUAJICORI FRACC III	241599	Minera Macmillan S.A. de C.V.	37.4664	1/30/2013
HUAJICORI FRACC IV	241600	Minera Macmillan S.A. de C.V.	33.9138	1/30/2013

2

B)           Cerro de Oro Project - The Cerro de Oro project (aka Santa Rosa by Goldcorp) is located in the northern part of Zacatecas state, Mexico, southeast of the town of Mazapil, and southwest of Concepción del Oro, Zacatecas. In November 2013, the Company entered into a property option agreement with Minera Peñasquito, a wholly owned subsidiary of Goldcorp Inc. whereby Minera Peñasquito has met all obligations to earn an initial 51% interest in the Cerro de Oro Project, pending their official notification to exercise such right, by having made certain payments and by having incurred certain minimum exploration expenditures on the project. Minera Peñasquito has the option to increase its interest to 70% by spending an additional minimum US$500,000 (reported as spent) and by completing a mineral resource estimate.

Property Interest:

Concession Name	Title	Title owner	Area	Staking date
Cerro de Oro 2	216928	Minera Macmillan S.A. de C.V.	1,947.4888	7/5/2002
Cerro de Oro 3	220279	Minera Macmillan S.A. de C.V.	104.6815	7/3/2003
Santa Olaya Frac. I	222749	Minera Macmillan S.A. de C.V.	130.3070	8/26/2004
Santa Olaya Frac. II	222750	Minera Macmillan S.A. de C.V.	512.6659	8/26/2004

3

SCHEDULE 7.1(Y)

INSURANCE POLICIES

Type(s) of Insurance	Insurer(s)	Policy Number(s)	Effective/Expiry Dates	Sums Insured or Limits of Liability
COMMERCIAL GENERAL LIABILITY	Intact Insurance Company	P-01-60-0005	May 02, 2018 to May 02, 2019	Combined Single Limit Per Occurrence	$5,000,000

				Products & Completed Operations Aggregate	$5,000,000

PROPERTY ALL RISKS	Intact Insurance Company	P-01-60-0005	May 02, 2018 to May 02, 2019	Property of Every Description	$370,000

SCHEDULE 13.17(C)

INFORMATION THAT MAY BE DISCLOSED

BORROWER:	Maverix Metals Inc.
CITY AND PROVINCE:	Vancouver, British Columbia
CLOSING DATE:	June 20, 2018
TOTAL DEAL SIZE (US$):	$50,000,000

TRANCHE(S)

FACILITY DESCRIPTION:	SIZE	TENOR

PURPOSE:

LENDER GROUP:	LEAGUE TABLE CREDIT:	ROLES: